SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

- Press Release dated April 13, 2005

- Notice of Shareholders’ Meeting

- Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda

- By Laws amended to comply with the new regulation on the Special Powers of the Italian Government

- Press Release dated April 27, 2005

- Fact Book 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: April 30, 2005

PRESS RELEASE

Eni: By-laws amended to comply with the new regulation on the golden share and Shareholders’ Meeting called to:

-	approve the 2004 Financial Statements and the distribution of the dividend
-	extend the treasury stock buy-back programme
-	authorize the Board of Directors to make available 5.4 million company’s own shares for the 2005 stock option assignment
-	renew the corporate bodies

By-laws amended

The Board of Directors has amended the text of the by-laws to comply with the decree issued on 1 April by the Ministry of Economy and Finance. This decree regulates the special powers held by the Minister of Economy and Finance exercised in Eni1.

Following the new formulation of the special rights mentioned, the Chairman of the Board of Auditors is no longer appointed by the Minister of Economy and Finance in agreement with the Minister of Production Activities but by the Shareholders' Meeting.

Shareholders’ Meeting called

The Board of Directors has called the ordinary shareholders’ meeting for the 26 and 27 May 2005 on first and second call respectively, to submit the proposals for the approval of the Financial Statements at 31 December 2004 and the allocation of the 2004 profit, amongst which the distribution of 0.90 euro dividend per share already announced on 30 March, as well as the proposal to extend the buy-back programme, and the 2005 stock option plan and appoint the corporate bodies.

(1)	The amendments regard: a) opposition – and no longer acceptance – of the possession of shareholdings representing at least 3% of the share capital as a condition for exercising the right of vote and other non-asset linked rights; b) opposition – and no longer acceptance – of shareholders’ agreements in which at least 3% of the share capital is represented; c) duly justified power of veto with reference to objective damage to the vital interests of the State resulting from the passing of motions on the winding up or transfer of companies, mergers, demergers, the transfer of registered offices abroad, amendments to the business purpose or by-laws which revoke or modify special powers; d) the appointment of a director without right of vote whose presence is not considered for the purposes of the formation of the quorum of board of directors’ meetings; moreover, no powers of attorney or particular posts can be assigned.

Treasury stock buy-back programme

The Board of Directors has resolved to propose to the Shareholders’ Meeting to extend of one year the deadline firstly set for November 2005 of the treasury stock purchase programme authorised by the Shareholders in the meeting of 28 May 2004.

Authorisation of the Board of Directors to make available up to 5.4 million own shares for the 2005 assignment of stock option

The Board of Directors has resolved to ask the Shareholders Meeting to authorise the availability, for the purposes of the 2005 assignment, of up to 5,443,400 treasury shares to be offered, 3 years following assignment of the option to purchase, to Eni managers holding positions most directly responsible for the Group's results, or positions of strategic interest, at a price corresponding to the higher value between the arithmetic average of the official prices on the Mercato Telematico Azionario in the month prior to the date of assignment of the purchase rights of the shares and the average cost of the company’s own shares in portfolio on the day prior to the date of assignment.

Renewal of the corporate bodies

The Board of Directors has resolved to invite the Shareholders’ Meeting to appoint expiring corporate bodies and to set at ten the number of board directors, of whom nine appointed by the Shareholders’ Meeting.

* * *

How to contact the company

Website: www.eni.it
Switchboard: +39-0659821
Freefone no.: 800940924
Email: segreteriasocietaria.azionisti@eni.it

Investor Relations Team:
Jadran Trevisan, Manager
Antonio Pinto - Marco Porro
Email: investor.relations@eni.it
Eni SpA
Piazza Vanoni, 1
20097 San Donato Milanese (MI) – Italia
tel.: 0252051651 - fax:0252031929

Eni Press Office:
Luciana Santaroni, Manager
Domenico Negrini - Giuseppe Currà
tel: 0252031287

luciana.santaroni@eni.it
domenico.negrini@eni.it
giuseppe.currà@eni.it

***

The test of the release can be consulted on the Eni website: "www.eni.it".

San Donato Milanese, April 13, 2005

NOTICE OF SHAREHOLDERS’ MEETING

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome - Italy
Company Share capital euro 4,004,425,176.00 fully paid up
Rome Companies Register Tax Identification Number 00484960588
VAT Number 00905811006 R.E.A. Rome No. 756453

NOTICE OF SHAREHOLDERS' MEETING

Shareholders of Eni S.p.A. are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Via del Serafico, 89/91, on May 26, 2005 at 10:00 a.m. (CET) on first call and, if necessary, on May 27, 2005, on second call, respectively, at the same time and location.

AGENDA

  Eni Financial Statements at December 31, 2004, Eni Consolidated Financial Statements at December 31, 2004, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors.
  Allocation of net income.
  Purchase of Eni shares.
  Disposition of Eni’s own shares to implement a stock option plan for Eni Group Managers.
  Determination of the number of the Board of Directors’ members.
  Determination of the Directors’ term.
  Appointment of Directors.
  Appointment of the Chairman of the Board of Directors.
  Determination of the remuneration of the Chairman of the Board of Directors and that of the Directors.
  Appointment of the Statutory Auditors;
  Appointment of the Chairman of the Board of Statutory Auditors.
  Determination of the remuneration of the Chairman of the Board of Statutory Auditors and that of the effective Auditors.

Pursuant to the By-laws, Directors and the Statutory Auditors will be appointed from lists, with the exception of the Director, with no voting right, who may be appointed by the Minister of Economy and Finance in agreement with the Minister of the Productive Activities.

Shareholders representing at least 1% of the Company’s share capital may present a list of candidates for the appointment of Directors and the Statutory Auditors. The current Board of Directors may present a list of candidates for the appointment of Directors.

Companies that are controlling entities of or are under common control of the same entity as the shareholder presenting a list shall not present nor take part in the presentation of an another candidate list. The term "control" has the meaning defined by Article 2359, first Paragraph, of the Civil Code.

Lists shall be deposited and published according to the procedures set in the By-laws; the candidates to be appointed Statutory Auditors shall have the qualifications set forth by the Legislative Decree No. 58 dated February 24, 1998, the moral and professional qualifications set forth by the Decree No. 162 issued by the Minister of Justice dated March 30, 2000 and the professional qualifications set forth by Article 28, first Paragraph, of the By-laws.

Admission to the Shareholders’ Meeting is subject to the delivery of the notification of attendance issued by financial intermediaries at least two labour days before the date of the shareholders’ meeting on first call.

In order to take part in the Shareholders’ Meeting, Shareholders holding shares not yet in uncertificated form, shall previously deliver said shares to a financial intermediary in order to have them deposited with Monte Titoli S.p.A. (the Italian Securities Register Centre) and subsequently transformed into uncertificated form and request the above-mentioned notification of attendance.

The report on the proposals of resolutions of the Board of Directors to the Shareholders on each item of the Agenda and the related documentation will be deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange) within April 26, 2005 and shall remain at the Shareholders’ disposal until the date of the Shareholders’ Meeting.

Vote may be exercised also by mail pursuant to current legislation. Shareholders willing to exercise their vote by mail are entitled to request the Vote by Mail Card and a return envelope to the Company or the following Depositaries: Banca Intesa S.p.A., Banca Nazionale del Lavoro S.p.A., Banca Monte dei Paschi di Siena S.p.A., Banca di Roma S.p.A., Banca Fideuram S.p.A., Sofid Sim S.p.A., Citibank N. A., JPMorgan Chase Bank and Morgan Guaranty Trust Company of New York.

In order to consider the votes by mail valid, envelopes containing the Vote by Mail Card, duly filled in and signed, shall be received by Eni S.p.A. - Segreteria societaria, Piazzale Enrico Mattei, 1 - 00144 Rome, Italy by May 24, 2005, 10:00 a. m. (CET). Votes by mail contained in the Vote by Mail Cards received after said term will not be taken into consideration.

Vote by mail must be exercised personally by the person entitled to vote.

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing five Eni ordinary shares, who are recorded in Eni ADRs register of JPMorgan Chase Bank by April 29, 2005 will be entitled to participate in the Meeting or to exercise votes by mail, after having complied with the deposit and registration requirements. Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to JPMorgan Chase Bank, ADRs Depositary.

In order to simplify controls of powers entitling the participation in the Shareholders’ Meeting, people who intend to participate in the Meeting as legal or voluntary representatives of Shareholders or other people entitled to take part in it are requested to deliver to Eni S.p.A.’s Corporate Secretary the deeds entitling them to said participation, by mail, also in copy, or by fax, at least two days before the date of the Meeting.

Experts, financial analysts and journalists wishing to attend the Shareholders’ Meeting shall deliver, by mail or fax, a request to Eni S.p.A.’s Corporate Secretary at least two days before the date of the Meeting.

Eni S.p.A.'s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 940 924 or fax number + 39 6 59822233.

The Notice and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free number.

The Chairman of the Board of Directors
Mr. Roberto Poli

* * *

To timely comply with admission and registration procedures, Shareholders are kindly requested to arrive at the Meeting in advance of the start time of the Meeting itself. Registration for the Meeting will take place at the same location as the Meeting and will start at 9:00 a.m. (CET).

REPORT ON THE PROPOSALS OF THE BOARD OF DIRECTORS ON THE ITEMS IN THE SHAREHOLDERS’ MEETING AGENDA

Eni SpA

Ordinary Shareholders’ Meeting to be held on May 26 and May 27, 2005 on first and second call, respectively
Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda

Item 1

Eni Financial Statements at December 31, 2004, Consolidated Financial Statements at December 31, 2004, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors

To the Shareholders:

for the illustration of Eni Financial Statements please refer to Eni Annual Report 2004 deposited at the Company's Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange).

To the Shareholders:

You are invited to approve Eni Financial Statements at December 31, 2004, which disclose a net income of euro 4,684,165,491.89.

Item 2

Allocation of net income

To the Shareholders:

in consideration of Eni 2004 results, the Board of Directors proposes to approve:

-	the allocation of the net income of euro 4,684,165,491.89 as follows:
	•	to the Legal Reserve the amount necessary so that it totals one fifth of Eni share capital outstanding at the Shareholders’ Meeting date;
	•	to pay a dividend of 0.90 euro for each share outstanding on the ex-dividend date, Eni treasury shares excluded on that date;
	•	to the Distributable Reserve the amount left after the previous allotments;
-	the payment of the dividends as from June 23, 2005, being the ex-dividend date June 20, 2005.

Item 3

Purchase of Eni shares

To the Shareholders:

on May 28, 2004 the Shareholders’ Meeting authorised to purchase up to 400 million Eni ordinary shares, nominal value euro 1, within eighteen months as of the Shareholders’ Meeting date. The purchase wouldn’t have exceeded the expense of 5,400 million euro and the purchase price wouldn’t have been lower than Eni share nominal value nor higher than the reference price recorded on the day preceding each purchase increased of 5%. On April 12, 2005, Eni owns 237,773,706 treasury shares; the related purchase cost totals 3,295 million euro.

The Board intends to prosecute the buy-back programme initiated in 2000; therefore it presents to the Shareholders’ Meeting the following proposal.

To the Shareholders:

You are invited to:

-	authorise the Board of Directors to purchase of Eni shares for the period of eighteen months as of the date of this Shareholders’ Meeting according to the terms and conditions approved by the Shareholders’ Meeting held on May 28, 2004;
-	delegate any and all powers to the Managing Director to execute, directly or through attorneys-in-fact, any and all acts necessary to enforce such resolution.

Item 4

Disposition of Eni’s own shares to implement a stock option plan for Eni Group Managers

To the Shareholders:

the Board intends to extend to 2005 the stock option Plan 2002-2004; for the implementation of said Plan the Shareholders’ Meeting held on May 30, 2002 authorised the use of up to 15 million Eni treasury shares. The Board therefore proposes to be authorised by the Shareholders’ Meeting to use 2,785,000 Eni treasury shares not yet assigned for the execution of said Plan and 2,658,400 of the 4,258,400 Eni treasury shares available for the 2005 assignation in the 2003-2005 stock grant Plan; for the implementation of said Plan the Shareholders’ Meeting held on May 30, 2003 authorised the use of up to 6,500,000 Eni treasury shares.

The Board proposes to be empowered in order to approve the assignation plan of said stock options and the related regulation. Facilities from Eni Group financial intermediary company are available to the stock options assignees in order to fund the purchase of the shares assigned, subject to the commitment of the assignee to irrevocably delegate said company to sell the shares purchased.

To the Shareholders:

You are invited to authorise the Board of Directors to:

-	dispose of up 7,043,400 Eni treasury shares as follows:
	•	up to 1,600,000 Eni treasury shares to implement the stock grant Plan 2003-2005;
	•	up to 5,443,400 Eni treasury shares, to implement the stock option Plan 2005. Said shares will be sold to the managers who occupy those positions qualified as those that mainly contribute to Eni Group results or have a strategic interest for the Group, employed by the Company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, listed subsidiaries excepted ("Assignees"). The sale price of the shares offered is the higher than the arithmetic average of the official prices of Eni shares recorded on the electronic stock market, organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in the month preceding the assignation date and the average cost of the Eni treasury shares calculated on the day before the assignation date. The Assignees will be individuated by the Board of Directors on the basis of the evaluation criteria used by Eni;
-	define the assignation plan and the related regulation.

Item 5

Determination of the number of the Board of Directors’ members

To the Shareholders:

the office of the current Board of Directors appointed by the Shareholders’ Meeting held on May 30, 2002 will lapse on the date of the Shareholders’ Meeting convened to approve Eni 2004 Financial Statements.

Pursuant to Article 17, first Paragraph, of the By-laws, the Company is managed by a Board of Directors made up by a minimum of three to a maximum of nine members. The Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another Board member, with no voting rights. The determination of such number is submitted to the Shareholders’ Meeting.

In order to ensure that the Board may adequately face the tasks connected with the dimensions and complexity of Eni Group, the Board proposes to set the number of Directors to be appointed by the Shareholders’ Meeting at nine.

To the Shareholders:

You are invited to approve the proposal of determining in nine the number of the Directors to be appointed by the Shareholders’ Meeting.

Item 6

Determination of the Directors’ term

To the Shareholders:

pursuant to Article 17, second Paragraph, of the By-laws, the Board of Directors’ members are to be elected for a term up to three financial years.

To ensure adequate continuity in the management of the Company, the Board proposes to set the term of Directors appointed to three financial years, this term expiring on the date of approval of Eni 2007 Financial Statements.

To the Shareholders:

You are invited to approve the proposal to set the term of Directors appointed to three financial years, this term expiring on the date of the Shareholders’ meeting convened to approve Eni 2007 Financial Statements.

Item 7

Appointment of Directors

To the Shareholders:

pursuant to Article 6, second Paragraph, letter d) of the By-laws, the Minister of the Economy and Finance, in agreement with the Minister of Productive Activities, may appoint a Director with no voting rights.

The Shareholders’ Meeting is called to appoint nine Directors who, in accordance with Article 17, third Paragraph, of the By-laws, will have to be appointed from the lists presented and deposited at the Company's Registered Office and published in newspapers within the terms set forth in the By-laws.

To the Shareholders:

You are invited to vote one of the lists presented and published pursuant to the By-laws.

Item 8

Appointment of the Chairman of the Board of Directors

To the Shareholders:

pursuant to Article 18, first Paragraph, of the By-laws, the Chairman of the Board of Directors is appointed by the Shareholders’ Meeting, or, if it doesn’t provide for, by the Board, among the Board members with voting right.

The Board proposes to the Shareholders’ Meeting to appoint Chairman of the Board of Directors the first candidate of the list that gets the majority of votes.

To the Shareholders:

You are invited to appoint Chairman of the Board of Directors the first candidate of the list that gets the majority of votes.

Item 9

Determination of the remuneration of the Chairman of the Board of Directors and that of the Directors

To the Shareholders:

pursuant to Article 26, first Paragraph, of the By-laws, the Shareholders’ Meeting determines the Chairman’s and the Directors’ remuneration.

The Board therefore presents to the Shareholders’ Meeting the following proposal.

To the Shareholders:

You are invited to set the fix and variable Chairman’s and Directors’ annual compensation, respectively as follows:

fixed annual compensation:

-	250,000 euro and 100,000 euro, respectively;

variable annual compensation:

-	up to 80,000 euro and up to 20,000 euro, respectively; the amount to be paid will be determined in consideration of the ranking of Eni in respect of the other first seven international oil companies for market capitalisation (altogether the "Companies") to be selected in respect of the Shareholder return ("Return") in the year the variable part of the remuneration refers to (the "Reference Year").
The market capitalisation is calculated on the basis of the official share price, or the price that may be similar to it, recorded on the main stock exchange where the shares of each Company are listed in the last day of trading of the Reference Year.
The Return is the ratio between: (a) the annual fluctuation of the shares, increased of the dividend if paid, and (b) the official share price, or the price that may be similar to it, of the last trading day in the year preceding the Reference Year on the main stock exchange where the shares of each Company are listed. In order to calculate it:
•	the annual fluctuation of the share price is the difference between: (a) the average of the official share prices, or the prices that may be similar to them, recorded on the main stock exchange where the shares of each Company are traded in the fourth quarter of the year preceding the Reference Year and (b) the average of the official share prices, or the prices that may be similar to them, recorded on the main stock exchange where the shares of each Company are traded in the fourth quarter of the Reference Year;
•	the dividend is the dividend paid in the Reference Year.
The variable part of the remuneration will be paid as follows:
	1.	80,000 euro for the Chairman and 20,000 euro for the Directors if Eni Return in the Reference Year is the first or second highest of those considered, respectively;
	2.	40,000 euro for the Chairman and 10,000 euro for the Directors if Eni Return in the Reference Year is the third or fourth highest of those considered, respectively.
No variable part of the remuneration will be paid in the other cases;
-	euro 1,000 for the participation to each meeting of the company bodies established in the By-laws and of the Board Committees established by the Board of Directors, in addition to the reimbursement of the expenses incurred because of the office.

Item 10

Appointment of the Statutory Auditors

To the Shareholders:

the office of the current Board of Statutory Auditors appointed by the Shareholders’ Meeting held on May 30, 2002 will lapse on the date of the Shareholders’ Meeting convened to approve Eni 2004 Financial Statements.

Pursuant to Article 28, second Paragraph, of the By-laws, the Shareholders’ Meeting is called to appoint the Statutory Auditors on the basis of the lists deposited at the Company's Registered Office and published in newspapers within the terms set forth in the By-laws. Candidates shall have the qualifications set by Article 149 of Legislative Decree no. 58 issued on February 24, 1998 and the moral and professional qualifications set forth by the Decree of the Minister of Justice No. 162 issued on March 30, 2000 and the professional requirements set forth by Article 28, first Paragraph, of the By-laws that sets out the matters and sectors strictly connected with those of interest of the Company.

The Auditors will remain in force three financial years; the term will expire at the date of the Shareholders’ meeting convened to approve Eni 2007 Financial Statements.

Pursuant to Article 28, second Paragraph, of the By-laws, the Shareholders’ Meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed on the basis of lists.

To the Shareholders:

You are invited to vote one of the lists presented and published pursuant to the By-laws.

Item 11

Appointment of the Chairman of the Board of Statutory Auditors

To the Shareholders:

pursuant to Article 28, second Paragraph, of the By-laws, the Shareholders’ Meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed on the basis of lists.

To the Shareholders:

You are invited to appoint as Chairman of the Board of Statutory Auditors one of the effective Auditors appointed.

Item 12

Determination of the remuneration of the Chairman of the Board of Statutory Auditors and that of the effective Auditors

To the Shareholders:

pursuant to Article 2402 of the Civil Code, the Shareholders’ Meeting determines the Chairman’s of the Board of Statutory Auditors and of the other effective Auditors’ annual remuneration.

The Board, in consideration of the activity of the Statutory Auditors, proposes to the Shareholders’ Meeting to set the Chairman’s of the Board of Statutory Auditors annual remuneration to 150,000 euro and each effective Auditor’s annual remuneration to 100,000 euro, in addition to 1,000 euro for the participation to each meeting of the company bodies established in the By-laws and of the Board Committees established by the Board of Directors and the reimbursement of the expenses incurred.

To the Shareholders:

You are invited to set the Chairman’s of the Board of Statutory Auditors annual remuneration to 150,000 euro and each effective Auditor’s annual remuneration to 100,000 euro, in addition to 1,000 euro for the participation to each meeting of the company bodies established in the By-laws and of the Board Committees established by the Board of Directors and the reimbursement of the expenses incurred.

The Chairman of the Board of Directors
Mr. Roberto Poli

By Laws

(amended to comply with the new regulation on the Special Powers of the Italian Government)

ARTICLE 1

1.1 "Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1 The registered head office of the company is located in Rome, Italy and the company’s two branches in San Donato Milanese (MI).

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders' meeting.

ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities. The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf. The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998.

The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others' obligations, especially guarantees.

ARTICLE 5

5.1 The company capital is euro 4,004,425,176.00 (four billion four million four hundred and twenty-five thousand one hundred and seventy-six) represented by 4,004,425,176 (four billion four million four hundred and twenty-five thousand one hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

5.4 The Board of Directors in execution of the delegation of authority resolved pursuant to Article 2443 of the Civil Code by the Shareholders' Meeting held on June 6, 2000 approved in the Meetings held on June 21, 2000 and June 7, 2001 to increase the company capital up to euro 3,500,000 (three million five hundred thousand). Therefore the Board resolved to issue up to 3,500,000 (three million five hundred thousand) ordinary shares nominal value euro 1 (one) each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares have been assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code who have achieved the pre-set annual corporate and individual targets. In the two-year period concerned by the Plan the total figure of the commitments of share offerings was 1,428,550 in the year 2000 and 1,851,750 in the year 2001 for a total amount of 3,280,300 shares. Eni share capital will be increased up to the amount corresponding to the shares subscribed until the term of December 31, 2004.

5.5 Pursuant to Article 2443 of the Civil Code, the Board of Directors is delegated to increase the company share capital, for no consideration and within December 31, 2002, in one or more times, pursuant to Article 2349 of the Civil Code, up to euro 1,500,000 (one million five hundred thousand). The Board may therefore issue up to 1,500,000 (one million five hundred thousand) ordinary shares nominal value 1 (one) euro each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares to be issued will be assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, listed subsidiaries excepted, who have achieved the pre-set 2001 individual targets. The shares will be offered for subscription for no consideration within a month from the expiration of a three-year term commencing as of the date of the communication of the commitment of the offer to the assignee. The company capital will be increased up to the amount corresponding to the shares subscribed until the term of June 30, 2006.

The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the "Regulations of the 2002 Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code".

ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.

Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse. Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code. Affiliation exists in the case set forth in Article 2359, paragraph 3 of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.

The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders' resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit. Shares not entitled to vote are included in the determination of the quorum at shareholders' meetings.

6.2 Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, Paragraph 227, of Law December 24, 2003 no. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of Productive Activities and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:

a) opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting. The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;

b) opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;

c) veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;

d) appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder's expense.

ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1 The shareholders' meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders' meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

ARTICLE 12

12.1 Ordinary and extraordinary shareholders' meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1 Each Shareholder entitled to attend the Meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the Meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the Meeting has to assure the regularity of written proxies and, in general, the right to attend the Meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14.4 Eni S.p.A. shareholders' meetings are disciplined by Eni S.p.A.'s shareholders' meeting Regulation approved by the ordinary shareholders' meeting.

ARTICLE 15

15.1 The Meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Managing Director; in absence of both, by another person, duly delegated by the Board of Directors, failing which the Meeting may elect its own Chairman.

15.2 The Chairman of the Meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1 The ordinary shareholders' meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the Meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member, with no voting rights, pursuant to Article 6, second Paragraph, letter d), of the by-laws.

17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders’ meeting convened to approve the financial statements of the last year of their office. They may be reappointed.

17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors, in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first Paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.

Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that he possesses the requisites required by the norms in force for the corresponding appointments and that causes for his ineligibility and incompatibility are non existing.

Each person entitled to vote may vote for a candidate list only.

Board members will be elected in the following manner:

  seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
  the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected. In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members. In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;
  to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.

17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.

ARTICLE 18

18.1 If the shareholders' meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second Paragraph, letter d) of the by-laws cannot be appointed as Chairman.

18.2 The Board, at the Chairman's proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Managing Director deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors' meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the Meeting.

ARTICLE 21

21.1 A majority of members of the Board having a voting right must be present for a Board meeting to be valid.

21.2 Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the Meeting has a casting vote.

ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the Meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders' meeting.

23.2 The Board of Directors is allowed to resolve on the following matters:

- the merger and the demerger of at least 90% directly owned subsidiaries;

- the establishment and winding up of branches;

- the amendment to the by-laws in order to comply with the current legislation.

23.3 The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant Article 6, second Paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Managing Director, a new Managing Director is simultaneously appointed.
The Board of Directors, upon proposal of the Chairman and in agreement with the Managing Director, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant Article 6, second Paragraph, letter d) of the by-laws. The Chairman and the Managing Director, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Managing Director and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them.

ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Managing Director.

ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders' meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders' meeting decides otherwise.

ARTICLE 27

27.1 The Chairman:

a) represents the company according to the provisions of Article 25.1;

b) chairs the shareholders' meeting pursuant to Article 15.1;

c) convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;

d) ascertains whether Board resolutions have been implemented;

e) exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.

Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.

Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.

Those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The effective Auditors and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.

Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

The shareholders’ meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meeting and the Board of Directors, too.

ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

ARTICLE 31

31.1 In the event the company is wound up, the shareholders' meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

PRESS RELEASE

Eni: presentation of the effects of the adoption of International Financial Reporting Standards (IFRS)

Eni has illustrated today the effects of the adoption of International Financial Reporting Standards (IFRS)2 on its 2004 consolidated financial statements. Starting in 2005, companies with securities listed on regulated markets of Member States of the European Union are required to prepare their consolidated financial statements in accordance with international financial reporting standards.

The adoption of IFRS has no impact on Eni’s financial and industrial targets.

Following the adoption of IFRS, Eni prepared a consolidated opening balance sheet as of January 1,2004, applying the retrospective methodology3, which shows an increase in net capital employed of euro 2.6 billion with respect to the consolidated balance sheet as of December 31, 2003 (from euro 41.9 billion to euro 44.5 billion). This increase is primarily related to: (i) the review of the useful life of natural gas transport and distribution network and compression stations on a retrospective basis. This revision was carried out applying the useful life generally accepted internationally until year 1999 and the useful life assessed by the Authority for electricity and natural gas in its decision of May 2000 starting in year 2000 onwards (the impact of this revision amounts to euro 2.5 billion); (ii) the application of the weighted average cost method in the evaluation of hydrocarbon inventories instead of the previously applied Last In First Out (LIFO) method (with an impact of euro 0.8 billion); (iii) the capitalization of financial charges incurred that could have been saved if capital expenditure had not been made (with an impact of euro 0.6 billion); and (iv) the exclusion from consolidation, consistently with US GAAP, of certain joint ventures that were previously consolidated on a proportional basis (with an impact of euro 0.2 billion). These increases were partly offset by the recognition of deferred income taxes (with an impact of euro 1 billion) and the exclusion from consolidation of Saipem (euro 0.6 billion), due to the circumstance that for reporting purposes IFRS prohibit to consolidate on a line-by-line basis an affiliate of which the parent company does not hold the majority of voting rights (Eni’s share in Saipem is 43%), even though it exercises control at this affiliate’s Annual General Meetings due to a substantial ownership interest. This applies also to US GAAP.

(2)	Data of 2004 income statement and opening balance sheet as of January 1, 2004 restated according to IFRS may be modified after the completion of the audit by Eni’s principal auditor PricewaterhouseCoopers.
(3)	Under the retrospective methodology, assets and liabilities are aligned to those book values that would have been determined if IFRS had been applied from their initial recognition.

In connection with the adjustments described, with respect to Eni’s consolidated balance sheet as of December 31, 2003, at January 1, 2004 Eni’s shareholders’ equity, including minority interest, increases by euro 2.4 billion (from euro 28.3 billion to euro 30.7 billion), net borrowings increase by euro 0.2 billion (from euro 13.5 billion to euro 13.7 billion) and net income decreases by euro 0.2 billion (from euro 7.3 billion to euro 7.1 billion) due mainly to the adjustments of the consolidated opening balance sheet as of January 1, 2004.

Contacts

Internet page: www.eni.it

Telephone: +39-0659821

Toll-free number: 800940924

e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations Team:

Jadran Trevisan, Manager
Antonio Pinto - Marco Porro
e-mailbox: investor.relations@eni.it
Eni S.p.A.
Piazza Vanoni, 1
20097 San Donato Milanese (MI) – Italia
tel.: 0252051651 - fax: 0252031929

Eni Press Room:

Luciana Santaroni, Manager

Domenico Negrini - Giuseppe Currà

tel.: 0252031287

luciana.santaroni@eni.it

domenico.negrini@eni.it

giuseppe.currà@eni.it

* * *

Contents

Contents

Fact Book

2004

Contents

Eni’s Fact Book is a supplement to Eni’s
2004 Annual Report and intends
to provide supplemental economic
and operating information.
It contains forward-looking statements
about return on capital employed,
capital expenditure, project
implementation, production
and sales growth. These statements
are based on current information,
industrial plans and expectations.
Actual results may differ materially,
and plans and expectations
could change, depending
on a variety of factors.
These factors could include: changes
in the demand for, supply of,
and market prices of crude oil,
natural gas and refined products;
changes in refining margins
and marketing margins;
success in partnering,
in implementing projects
and internal plans;
reliability of operating facilities
and external services; effects
of regulations of the hydrocarbon
and electricity generation industries
as well as environmental regulations;
success of commercial negotiations;
and political events.

April 29, 2005

Contents

	5	Activities
	6	Integration
	7	Main data

Exploration & Production	10	Overview
	13	Production
	25	Exploration areas
	29	Development projects
	36	Main data

Gas & Power	42	Natural gas overview
	44	The Italian Natural Gas System
	51	Development projects
	54	Power generation overview
	55	Main data

Refining & Marketing	58	Overview
	60	Refining
	62	Logistics
	63	Marketing
	66	Other businesses
	67	Main data

Oilfield Services Construction	70	Oilfield Services and Construction
and Engineering	78	Engineering

New technologies	81	Overview

Tables	85	Financial data
	94	Employees
	95	Supplemental oil and gas information
	113	Energy conversion table
	114	Quarterly information

Abbreviations	bbls	barrels
	bbls/d	barrels/day
	bn	billion
	boe	barrels of oil equivalent
	boe/d	barrels of oil equivalent/day
	cm	cubic meters
	d	day
	EPC	Engineering Procurement Construction
	EPIC	Engineering Procurement Installation Construction
	FEED	Front End Engineering Design
	FPSO	Floating Production Storage and Offloading System
	GWh	gigawatthour
	km	kilometers
	ktoe	thousand tons of oil equivalent
	LNG	liquefied natural gas
	LPG	liquefied petroleum gas
	mn	million
	NLG	natural gas liquids
	no.	number
	PCA	Production Concession Agreement
	PMC	Project Management Consultant
	ppm	parts per million
	PSA	Production Sharing Agreement
	th	thousand
	ton	metric ton
	TWh	terawatthour
	y	year

Contents
Eni	With a market capitalization amounting to over euro 69 billion as of December 31, 2004, Eni is one of the most important integrated energy companies in the world which operates in the oil and gas industry, power generation and oilfield services, construction and engineering. In these businesses it has a strong edge and leading international market positions.

STRATEGIES Growth in core business Continue the integration of core activities Focus on operating efficiency and efficacy Maximize return for shareholders	Eni’s strategic objective is to increase its producing scale in the oil & gas business, while, at the same time, developing midstream activities in order to support this growth. Eni intends to maintain strong hydrocarbon production growth by leveraging in particular on the contribution of large projects in the development phase and increasing efficiency both in exploration and in development/production through the selection of exploration projects, the geographic concentration of production, the rationalisation of marginal assets and assets with low development prospects, strengthening its role as operator. Special attention will be paid to reserve replacement in order to support the sustainability of long-term growth. In natural gas activities Eni intends to expand sales on European markets and implement a break-through strategy in the LNG business with the objective of attaining a worldwide presence and exploiting its natural gas reserves. Eni intends to maintain the leadership in the Italian natural gas market through a proactive approach towards the liberalization process ongoing, a higher degree of flexibility and the diversification of its import system, the gradual reduction of its presence in regulated businesses and the completion in time of the plan of expansion of power generation capacity. In downstream oil Eni intends to complete the strategic repositioning of its Agip branded distribution network in Italy, leveraging on the sale/closure of marginal service stations and developing non oil activities, while developing/consolidating its presence in target European markets where it can leverage on operating synergies and a well established brand. In refining Eni intends to increase the conversion rate and flexibility of refineries in order to produce high quality fuels anticipating the environmental requirements of new European regulations. In oilfield services, construction and engineering activities Eni intends to concentrate its presence in the strategic segment of large projects for the development of offshore hydrocarbon reserves and construction of industrial plants and infrastructure based on the application of technologies for hydrocarbon production, treatment and transmission and natural gas and heavy crudes upgrading.
Key growth targets set for 2008 are the following: (i) daily hydrocarbon production of about 2 million boe corresponding to a compound average growth rate higher than 5% in the 2004-2008 period (net of the effects of portfolio rationalization); (ii) the sale of 92 billion cubic meters of gas in European markets. Overall natural gas sales, including natural gas volumes produced by the Exploration & Production segment outside Italy, are expected to reach 120 billion cubic meters in 2008 (102 billion in 2004); (iii) the reaching of an installed power generation capacity of about 5.3 gigawatts by 2007.
Eni intends to reduce capital employed in non core businesses and to improve operational efficiency and efficacy targeting cost savings of about euro 3.4 billion at 2006 (over 80% of which already achieved in the 1999-2004 period). The improvement in competitive positioning will be achieved also through the integration of its core activities.
Strong attention will be devoted to R&D, the key factor for the future development of the oil industry. Eni intends to invest over euro 1 billion in the next four years. Expenditure will be focused on those strategic projects through which Eni can achieve competitive advantages in the medium to long-term, in particular in the areas of exploration and recovery of hydrocarbons and of upgrading of heavy crudes and natural gas.
Eni intends to support its growth strategy by implementing a four year capital expenditure plan of euro 26.9 billion, about 90% of which will be concentrated in the Exploration & Production, Gas & Power and Refining & Marketing segments.

4
ENI
FACT BOOK 2004
ENI

Contents
activities

exploration & production	Eni is engaged in exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico and Australia. It is also engaged in areas with great development potential such as the Caspian Sea, the Middle and Far East. In 2004, Eni produced 1,624,000 boe per day and, at December 31, 2004, it had proved reserves of 7,218 million boe with a life index of 12.1 years.

gas & power	Eni is engaged in natural gas supply, transmission, distribution and sale. In 2004, sales of natural gas (including own consumption and Eni’s share of sales of affiliates) totaled 84.5 billion cubic meters. Eni’s gas pipeline network is about 30,000-kilometer long in Italy, while outside Italy Eni holds transmission rights on over 5,000 kilometers of pipelines. In 2004, Eni transported 80.41 billion cubic meters of natural gas on the Italian network, of which 28.26 billion on behalf of third parties. Through EniPower, Eni operates in electricity generation and sale with a total installed capacity of about 3.3 gigawatts. In 2004 Eni sold about 17 terawatthours of electricity (of which about 13.85 of produced electricity), corresponding to over 5% of the Italian domestic market, and 10 million tonnes of steam.

refining & marketing	Eni is engaged in the refining and marketing of refined products mainly in Italy and the rest of Europe. Through its Agip and IP brands, Eni is leader in the retail market in Italy, with a 36.3% market share. In 2004, sales of refined products totaled 53.5 million tonnes, of which 30.7 millions in Italy. At December 31, 2004 the balanced refining capacity of Eni’s wholly-owned refineries amounted to 504,000 barrels per day.

oilfield services construction and engineering	Eni through Saipem (Eni’s interest 43%) is one of the world leaders in the construction of large offshore projects for the oil industry and in subsea pipelaying and construction of production platforms. Eni owns and operates a fleet of world class marine service vessels, able to drill wells over 9,000 meters deep in water depths of up to over 3,000 meters and to lay pipelines in water depths up to 3,000 meters. Eni through Snamprogetti (Eni’s interest 100%) is one of the world’s largest operators in the construction of plants for the oil and petrochemical industries based on advanced operating and technological know-how in particular in hydrocarbon production, treatment and transmission as well as natural gas and heavy crudes upgrading.

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FACT BOOK 2004
ACTIVITIES

Contents
integration

Eni’s business portfolio
is characterized
by a strong vertical integration,
which allows
for efficient long-term planning.
This advantage
is essential in the uncertain scenario
of international oil prices and reduces the impact
of price volatility
on Eni’s results.

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FACT BOOK 2004
INTEGRATION

Contents
Key financial data	(million euro)
1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net sales from operations		27,310	25,740	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382
Operating income (1)		2,950	3,839	5,316	4,960	5,345	3,810	5,480	10,772	10,313	8,502	9,517	12,463
Exploration & Production		1,536	1,924	2,094	2,612	2,590	594	2,834	6,603	5,984	5,175	5,746	8,017
Gas & Power		1,605	1,606	1,073	2,024	2,012	2,513	2,580	3,178	3,672	3,244	3,627	3,463
Refining & Marketing		553	316	456	214	578	730	478	986	985	321	583	965
Petrochemicals		(406)	187	1,042	101	187	-	(362)	4	(415)	(126)	(176)	271
Oilfield Services Construction and Engineering		161	129	144	159	169	198	149	144	255	298	311	260
Other activities											(214)	(293)	(244)
Corporate and financial companies		(315)	(136)	(118)	(98)	(138)	(168)	(199)	(143)	(168)	(196)	(281)	(269)
Activities to be divested		(184)	(187)	(5)	(52)	(53)	(57)
Net income		125	1,659	2,235	2,299	2,643	2,328	2,857	5,771	7,751	4,593	5,585	7,274
Net cash flow provided by operating activities		4,164	4,454	6,595	5,029	6,515	6,864	8,248	10,583	8,084	10,578	10,827	12,362
Capital expenditure and investments		5,251	3,773	3,977	3,959	4,362	5,589	5,597	9,815	11,270	9,414	13,057	7,819
Capital expenditure		5,064	3,523	3,680	3,792	4,169	5,152	5,483	5,431	6,606	8,048	8,802	7,503
Investments		187	250	297	167	193	437	114	4,384	4,664	1,366	4,255	316
Shareholders’ equity including minority interests		9,170	10,939	12,779	13,969	16,244	17,390	19,749	24,073	29,189	28,351	28,318	32,466
Net borrowings		16,605	14,062	10,789	9,559	8,050	7,070	6,267	7,742	10,104	11,141	13,543	10,228
Net capital employed (1)		25,775	25,001	23,568	23,528	24,294	24,460	26,016	31,815	39,293	39,492	41,861	42,694
Exploration & Production		6,157	5,504	4,903	5,554	6,469	6,862	9,279	12,646	18,252	17,318	17,340	17,992
Gas & Power		7,372	7,996	8,191	8,121	8,518	8,289	8,481	10,721	12,777	12,488	15,617	16,160
Refining & Marketing		3,857	4,682	4,705	4,249	4,071	4,186	4,028	4,563	4,476	5,093	5,089	4,343
Petrochemicals		5,645	4,963	4,150	3,504	3,099	2,956	2,604	2,581	1,075	2,130	1,821	2,033
Oilfield Services Construction and Engineering		200	(57)	(246)	(63)	195	392	1,103	1,395	1,635	2,335	2,119	2,084
Corporate and financial companies and other activities		2,544	1,913	1,865	2,163	1,942	1,775	521	(91)	1,078	128	(125)	82
Return On Average Capital Employed (ROACE)	(%)	3.7	8.8	11.5	11.4	12.2	10.7	12.5	21.5	23.9	13.7	15.6	18.8
Leverage		1.81	1.29	0.84	0.68	0.5	0.41	0.32	0.32	0.35	0.39	0.48	0.31

(1)	In 2003 Eni’s activities have been grouped differently:
	-	Syndial (former EniChem) was included in the “Other activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);
	-	the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Sofid and the financial companies formerly included in the “Other Activities” segment.
In addition following its merger into Eni, EniData SpA which managed Eni’s IT activities, formerly included in “Other Activities”, is now included in “Corporate and financial companies”.
Data for 2002 and 2003 have been reclassified accordingly, in order to allow for a homogeneous comparison.

Key market indicators
1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Average price of Brent dated crude oil (1)		17.00	15.82	17.04	20.67	19.10	12.74	17.87	28.39	24.46	24.98	28.84	38.22
Average EUR/USD exchange rate (2)		1.232	1.201	1.189	1.255	1.137	1.115	1.067	0.924	0.896	0.946	1.131	1.244
Average price in euro of Brent dated crude oil		13.89	13.17	14.33	16.47	16.80	11.43	16.75	30.73	27.30	26.41	25.50	30.72
Average European refining margin (3)		2.58	1.74	1.18	1.52	1.86	1.99	1.21	3.99	1.97	0.80	2.65	4.02
Euribor - three-month euro rate	(%)	10.3	8.6	10.3	8.8	6.9	5.0	3.0	4.4	4.3	3.3	2.3	2.1

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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FACT BOOK 2004
MAIN DATA

Contents
Key operating data
1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Exploration & Production
Proved reserves of hydrocarbons at period end	(mn boe)	4,175	4,224	4,318	4,675	5,073	5,255	5,534	6,008	6,929	7,030	7,272	7,218
Reserve life index	(y)	12.8	12.4	11.9	13.1	13.6	13.4	14.0	14.0	13.7	13.2	12.7	12.1
Daily production of hydrocarbons	(th boe/d)	901	941	982	984	1,021	1,038	1,064	1,187	1,369	1,472	1,562	1,624
Gas & Power
Sales of natural gas to third parties	(bn cm)	48.65	47.43	52.55	56.03	55.94	58.41	62.92	62.63	63.72	64.12	69.49	73.43
Own consumption of natural gas	(bn cm)								2.00	2.00	2.02	1.90	3.70
Sales to third parties and own consumption	(bn cm)								64.63	65.72	66.14	71.39	77.13
Sales of natural gas of affiliates and relevant companies (Eni’s share)	(bn cm)			0.11	0.11	0.13	0.16	0.16	0.87	1.38	2.40	6.94	7.32
Total sales and own consumption of natural gas	(bn cm)	48.65	47.43	52.66	56.14	56.07	58.57	63.08	65.50	67.10	68.54	78.33	84.45
Natural gas transported on behalf of third parties in Italy	(bn cm)	1.28	1.32	1.48	2.42	4.35	6.07	6.90	9.45	11.41	19.11	24.63	28.26
Electricity production sold	(TWh)								4.77	4.99	5.00	5.55	13.85
Refining & Marketing
Products available from processing	(mn ton)	33.70	40.50	38.10	37.80	36.40	40.10	38.31	38.89	37.78	35.55	33.52	35.75
Balanced capacity of wholly-owned refineries at period end	(th bbl/d)	824	824	824	664	664	664	664	664	664	504	504	504
Utilization rate of balanced capacity of wholly-owned refineries	(%)	90	89	86	87	94	103	96	99	97	99	100	100
Sales of refined products	(mn ton)	53.10	52.30	51.90	51.36	51.60	54.19	51.82	53.46	53.24	52.02	49.91	53.54
Service stations at period end (in Italy and outside Italy)	(units)	13,705	13,699	13,574	13,150	12,756	12,984	12,489	12,085	11,707	10,762	10,647	9,140
Average throughput per service station (in Italy and outside Italy)	(th liters/y)	1,399	1,402	1,431	1,448	1,463	1,512	1,543	1,555	1,621	1,674	1,771	1,967
Oilfield Services Construction and Engineering
Orders acquired	(mn euro)	1,586	2,710	2,616	2,965	3,865	3,248	2,600	4,726	3,716	7,852	5,876	5,784
Order backlog at period end	(mn euro)	2,598	3,471	4,035	4,374	5,180	4,934	4,439	6,638	6,937	10,065	9,405	8,521

Employees at period end	(units)	108,556	91,544	86,422	83,424	80,178	78,906	72,023	69,969	72,405	80,655	76,521	71,497

Share data
1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net income (1)	(euro)	0.03	0.41	0.56	0.57	0.66	0.58	0.71	1.44	1.98	1.20	1.48	1.93
Dividend	(euro)		0.121	0.222	0.248	0.289	0.310	0.362	0.424	0.750	0.750	0.750	0.90
Dividends paid (2)	(mn euro)		483	890	992	1,157	1,239	1,446	1,664	2,876	2,833	2,828	3,388
Cash flow	(euro)	1.04	1.11	1.65	1.26	1.63	1.72	2.06	2.65	2.07	2.76	2.87	3.28
Dividend yield (3)	(%)			4.0	3.1	2.8	2.9	3.4	3.2	5.6	5.2	5.1	4.9
Net income per ADS (4)	(US dollar)	0.18	2.48	3.41	3.65	3.60	3.40	3.61	6.79	8.82	6.29	9.31	13.05
Dividend per ADS (4)	(US dollar)		0.71	1.40	1.43	1.58	1.61	1.70	1.81	3.71	4.29	4.56	6.09
Cash flow per ADS (4)	(US dollar)	5.87	6.65	10.06	7.98	8.88	10.04	10.41	12.45	9.20	14.49	18.05	22.19
Dividend yield per ADS (3)	(%)			4.2	2.8	2.8	2.6	3.2	3.0	6.2	5.8	5.0	5.0
Pay-out	(%)		29	40	43	44	53	51	29	37	62	51	47
Number of shares at December 31 representing share capital	(106)	3,999.6	3,999.6	3,999.6	3,999.6	3,999.6	4,000.1	4,001.1	4,001.1	4,001.3	4,001.8	4,002.9	4,004.4
Average number of shares outstanding in the year (5)	(106)	3,999.6	3,999.6	3,999.6	3,999.6	3,999.6	4,000.1	4,001.3	3,995.1	3,911.9	3,826.9	3,778.4	3,771.7

(1)	Calculated on the average number of Eni SpA shares outstanding during the year.
(2)	Per fiscal year. 2004 data are estimated.
(3)	Ratio between dividend of the year and average share price in December.
(4)	One ADS represents 5 shares. Net income, dividends and cash flows were converted at the Noon Buying Rate of December 31 (1 EUR=1.3538 USD as of December 31, 2004). Dividends of 1994-2003 were converted at the Noon Buying Rate of the pay-out date.
(5)	Calculated by excluding own shares in portfolio.

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MAIN DATA

Contents
Share information
1995 (1)	1996	1997	1998	1999	2000	2001	2002	2003	2004

Share price - Milan Stock Exchange
High	(euro)	5.78	8.33	11.36	13.80	12.60	14.50	15.60	17.15	15.75	18.75
Low	(euro)	5.09	5.67	8.06	9.19	10.18	9.54	11.56	12.94	11.88	14.72
Average	(euro)	5.47	7.05	9.79	11.28	11.40	11.78	14.10	15.29	13.64	16.94
End of period	(euro)	5.72	8.06	10.43	11.21	10.88	13.64	14.05	15.15	14.96	18.42
ADS price (2) - New York Stock Exchange
High	(US dollar)	34.38	53.00	63.13	73.50	69.00	64.88	69.70	82.11	94.98	126.45
Low	(US dollar)	30.88	34.38	48.13	50.50	52.38	46.56	52.50	60.90	66.15	92.35
Average	(US dollar)	32.85	44.16	55.62	63.04	60.94	54.18	63.22	72.20	77.44	105.60
End of period	(US dollar)	34.25	51.63	57.06	67.75	55.13	64.31	61.96	78.49	94.98	125.84
Average daily exchanged shares	(mn share)	6.9	5.9	7.9	11.1	12.3	17.3	17.4	19.4	22.0	20.0
Value	(mn euro)	38.3	42.7	78.8	126.0	141.0	203.9	245.0	295.4	298.5	338.7
Number of shares outstanding at period end (3)	(106)	3,999.6	3,999.6	3,999.6	4,000.1	4,001.1	3,956.7	3,846.9	3,795.1	3,772.3	3,770.0
Market capitalization: (4)
EUR	(billion)	22.9	32.2	41.7	44.8	43.5	54	54	57.5	56.4	69.4
USD	(billion)	27.9	40.9	45.5	52.5	44	50.7	48.1	60.4	71.1	94.9

(1)	From November 28 to December 31.
(2)	Each ADS represents 5 shares.
(3)	Excluding treasury shares.
(4)	Number of outstanding shares by reference price at period end.

Data on Eni share placements
1995	1996	1997	1998	2001

Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of shares placed	(106)	601.9	647.5	728.4	608.1	200.1
of which through bonus shares	(106)		1.9	15.0	24.4	39.6
Percentage of share capital (1)	(%)	15.0	16.2	18.2	15.2	5.0
Proceeds	(mn euro)	3,254	4,596	6,869	6,714	2,721

(1)	Refers to share capital at December 31, 2004.

Methodological note: On June 1, 2001 Eni Shareholders’ Meeting resolved to convert the nominal value of Eni shares into euro and to group two shares of nominal value 0.5 euro into one share with nominal value one euro. In order to make an homogeneous comparison possible, data presented in the “Share data”, “Share Information” and “Data on Eni Share Placements” tables were calculated assuming that the above mentioned grouping occurred starting from the first year of each table.

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MAIN DATA

Contents

exploration & production

STRATEGIES
Maintain strong
production growth

Guarantee medium
to long-term business sustainability by focusing on reserve replacement

Rationalize
asset portfolio

Select
exploration expenditure

Continue to pursue
efficiency improvement

Eni operates in the exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico and Australia. It also operates in areas with great exploration and production potential such as the Caspian Sea, the Middle and Far East. In 2004, Eni produced 1,624,000 boe per day and, at December 31, 2004, Eni’s proved reserves totaled 7,218 million boe. Eni is pursuing an aggressive production growth strategy aimed at achieving a daily production target of about 2 million boe by 2008, which corresponds to an average annual growth rate of over 5%. Production growth will be pursued by leveraging in particular on the contribution of the great projects in the development phase in Libya, Angola, Nigeria, Iran and Kazakhstan. Eni intends to pay special attention to reserve replacement in order to guarantee the medium to long-term sustainability of its business. Eni intends to continue the rationalization of its asset portfolio, started after the purchase of British-Borneo and Lasmo, in order to increase its value by focusing on strategic areas with the highest growth potential and divesting marginal assets with limited development prospects. Exploration expenditure will be selected by balancing initiatives in areas with high mineral potential with mature projects with a lower risk profile.
Eni will continue to improve its performance by searching for operating solutions with lower operating costs and synergies.

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EXPLORATION & PRODUCTION

Contents

MAIN RESULTS

Hydrocarbon production was 1,624,000 boe/day with a 62,000 boe increase over 2003 (up 4% which becomes 6.4% without taking into account the effect on prices in Production Sharing Agreements - PSA); in the fourth quarter of 2004 production amounted to 1.7 million boe/day. Eni intends to maintain a strong production growth rate in the medium-term leveraging in particular on the contribution of the great projects in the development phase and targeting a production level of approximately 2 million boe/day in 2008, with a compound average growth rate of over 5%

At December 31, 2004 Eni’s proved hydrocarbon reserves were 7,218 million boe with a replacement rate of 132% without taking into account the effects of higher realized oil prices in PSAs and asset divestment; this rate declines to 91% net of these effects. In the medium-term the replacement of reserves will be supported by the relevant mineral potential of Eni’s assets located in core areas such as the Caspian Sea, West and North Africa and the Norwegian section of the North Sea. The average reserve life index was 12.1 years

Within the North Caspian Sea PSA, in March 2005 Eni’s interest in the operated project increased from 16.67% to 18.52% following the pre-emptive right exercised in May 2003 for the purchase of the share of British Gas that left the project. The development plan of the Kashagan field, approved by the Kazakh authorities on February 25, 2004, to be implemented in multiple phases aims at the production of recoverable reserves up to 13 billion barrels by means of partial reinjection of natural gas by 2008 with a total expenditure amounting to dollar 29 billion (dollar 5.4 billion being Eni’s share). At March 2005 contracts for the development of this field had been awarded for a total of dollar 6.7 billion. Production plateau is targeted at 1.2 million barrels/day. Appraisal activities performed confirmed the mineral potential of the discoveries made in the area under contract

Within the Western Libyan Gas Project production started at the onshore gas and liquid Wafa field, while development of the offshore Bahr Essalam field is underway with start-up expected in the first half of 2005. The two fields, holding recoverable reserves of approximately 1,750 million boe, will have a target production of 10 billion cubic meters/year of natural gas, of which 8 billion (Eni’s interest is 50%) will be exported to European markets through the underwater Greenstream gasline

In Angola in Block 15 (Eni’s interest 20%) in August 2004 the Hungo and Chocalho oil fields (with recoverable reserves of approximately 880 million barrels) started production within Phase A of the development project for the fields discovered in the area called Kizomba. Production is expected to peak at 43,000 barrels/day net to Eni by 2006. In this same area Phase B is underway, aimed at the development of the Kissanje and Dikanza fields with recoverable reserves of about 910 million barrels. Production is expected to start in the second half of 2005 and to peak at 43,000 barrels/day net to Eni by 2007

In Iran in October 2004 production of the natural gas and condensate South Pars field phases 4 and 5 (Eni is operator with a 60% interest) started. When fully operational production is expected to reach 20 billion cubic meters/year of gas and, through separation, one million tonnes/year of propane and butane and 80,000 barrels/day of condensates

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EXPLORATION & PRODUCTION
MAIN RESULTS

Contents

In Kazakhstan in June 2004 within the development plan of the Karachaganak field (Eni co-operator with a 32.5% interest) the first supplies of liquids produced were delivered to the Novorossiysk terminal on the Russian coast of the Black Sea. In October liquid production reached the average level of 70,000 barrels/day net to Eni. The field, holding recoverable reserves of 3.6 billion boe, is planned to be developed in further stages with the objective of increasing natural gas production sold and maintaining peak production

In February 2004 production started from the offshore gas and liquid Bayu Undan field (Eni’s interest 12.04%) located in the international cooperation area between Australia and East Timor with recoverable reserves of over 900 million boe. The second phase of the project entails production and development of natural gas reserves through the construction of an onshore LNG plant near Darwin in Australia and the export of LNG to the Japanese market. Production is scheduled to peak at about 18,000 boe/day net to Eni in 2009

In October 2004 production of the ROD and satellites oil fields (Eni operator with a 63.96% interest in the production phase) in the Eastern Desert of Algeria with recoverable reserves of approximately 280 million barrels, started. Production makes use of the nearby Bir Rebaa oil center operated by Eni. Production net to Eni is expected to reach a 28,000 barrels/day peak in 2005

Development of the Kristin gas and oil field (Eni’s interest 9%) located in the Norwegian Sea continued. The field holds over 500 million boe of recoverable reserves, is expected to start-up in late 2005 and to peak at 19,000 boe/day net to Eni in 2006

Rationalization of Eni’s mineral portfolio, aimed at increasing its value by focusing on strategic areas with good growth potential and leaving marginal areas, continued with the sale of assets mainly in the North Sea, Italy, Azerbaijan, Gabon and Mauritania

A total of 66 new exploratory wells were drilled (29.5 of which represented Eni’s share). Overall success rate was 52.1% (57.3% representing Eni’s share). The major discoveries were achieved in the Caspian Sea (in the area of the North Caspian Sea PSA), Nigeria (onshore), Egypt (offshore in the Gulf of Suez and in the Nile Delta), Italy (onshore in Sicily and Central Italy), Norway (Norwegian Sea) and in the deep offshore of Angola and Congo

Main financial data	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net sales from operations	5,664	6,578	6,897	5,206	6,840	12,308	13,960	12,877	12,746	15,349
Operating income	2,094	2,612	2,590	594	2,834	6,603	5,984	5,175	5,746	8,017
Exploration expenditure	396	555	677	755	636	811	757	902	635	499
Acquisition of proved and unproved properties	5	292	95	103	752	416	67	317	31
Development costs and capital goods	1,184	816	1,550	2,024	1,880	2,312	3,452	4,396	5,015	4,413
Investments	24				10	2,511	4,149	31	1,076	46

Main operating data
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Proved hydrocarbon reserves	(mn boe)	4,318	4,675	5,073	5,255	5,534	6,008	6,929	7,030	7,272	7,218
oil and condensates	(mn bbls)	2,402	2,484	2,844	2,881	3,137	3,422	3,948	3,783	4,138	4,008
natural gas	(mn boe)	1,916	2,191	2,229	2,374	2,397	2,586	2,981	3,247	3,134	3,210
Daily hydrocarbon production	(th boe/d)	982	984	1,021	1,038	1,064	1,187	1,369	1,472	1,562	1,624
oil and condensates	(th bbls/d)	612	614	646	653	674	748	857	921	981	1,034
natural gas	(th boe/d)	370	370	375	385	390	439	512	551	581	590
Reserve life index	(years)	11.9	13.1	13.6	13.4	14.0	14.0	13.7	13.2	12.7	12.1

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EXPLORATION & PRODUCTION
MAIN RESULTS

Contents

production

Italy

In 2004, Eni’s hydrocarbon production in Italy totaled 271,000 boe/day and represented 17% of Eni’s total production. Eni’s exploration and development interests in Italy are concentrated in the Adriatic Sea, the Central Southern Apennines, Sicily and the Sicilian offshore and the Po Valley. Natural gas production averaged 191,000 boe/day and represented approximately 70% of Eni’s hydrocarbon production in Italy. Eni’s principal natural gas fields are located in the Adriatic Sea (Barbara, Angela/Angelina, Porto Garibaldi/Agostino, Cervia/Arianna, Porto Corsini, Regina and Bonaccia which collectively accounted for 54% of Eni’s natural gas production in Italy in 2004) and in the Ionian Sea (Luna, which accounted for 9%).
Daily production of oil in Italy averaged 80,000 barrels. Eni’s three major oil fields, Val d’Agri in Southern Italy, Villafortuna in the Po Valley and Gela in Sicily, represented 75% of Eni’s total oil production in Italy in 2004. Other oil fields are Aquila in the Adriatic offshore of Southern Italy, Rospo in the Adriatic Sea, Prezioso and Vega offshore southern Sicily, Giaurone and Ragusa in Sicily.
In the Val d’Agri the fourth treatment train of the oil center was started-up and three new wells are being drilled that add up to the existing 33 (19 of these are in production). Production is expected to peak at 73,000 boe/day net to Eni in 2006.
Within its portfolio rationalization process in May 2004 Eni sold the assets in exploration and production of natural gas of Società Petrolifera Italiana pA - SPI (Eni’s interest 99%) whose production in 2003 amounted to about 5,000 boe/day, consisting mainly of natural gas.
The achievement of full production of the Val d’Agri fields and the maintenance initiatives for natural gas production will partly offset declines of mature fields.

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North Africa

Egypt

Eni has been present in Egypt since 1954 and is the leading international oil operator. In 2004, fields operated by Eni with a production of 472,000 boe/day (200,000 net to Eni) accounted for 40% of Egypt’s total annual hydrocarbon production.

In 2004 oil and condensate production averaged 94,000 barrels/day net to Eni and came mainly from the Eni operated Belayim and Ashrafi fields in the Gulf of Suez which covered 83% of Eni’s production in Egypt.
In 2004, natural gas daily production averaged 106,000 boe net to Eni. The main natural gas producing interests operated by Eni are concentrated in the Nile Delta: onshore the Abu Madi and el Qar’a interests and in the Mediterranean offshore, the North Port Said (former Port Fouad), Baltim, Ras el Barr and el Temsah interests. Production from this concessions covered over 95% of Eni’s natural gas production in Egypt.
In December 2004 the LNG production plant at Damietta was started-up. The plant (Eni’s interest 40%) has a treatment capacity of 7.6 billion cubic meters/year. Eni will supply 3 billion cubic meters/year of natural gas to this plant in the next 20 years. A second liquefaction train is going to be installed on the plant with the same capacity of the first one. Eni will supply its gas to this line as agreed in an intent protocol signed with the Egyptian Government in March 2005.
In January 2005 the NGL plant in Port Said was started up. The plant (owned by UGDC - Eni’s interest 33%) has a treatment capacity of 31 million cubic meters of gas per day and yearly production of 330,000 tonnes of propane, 280,000 tonnes of LPG and 1.2 million barrels of condensates.
In the medium term development initiatives for natural gas production, such as in particular the Temsah T4, Barboni and Baltim North offshore projects, expected to start-up in 2005, will allow to increase Eni’s hydrocarbon production in Egypt, despite the decline of mature oil fields.

Libya

Eni started operations in Libya in 1959 and is the leading international operator, with oil fields operated by Eni accounting for approximately 19% of Libya’s annual oil production. In 2004 Eni’s hydrocarbon production averaged 97,000 boe/day, of these 92% was oil. The main oil fields operated by Eni are Bu-Attifel (Eni’s interest 50%) onshore in the central-eastern desert and Bouri (Eni’s interest 30%) in the Mediterranean offshore facing Tripoli which accounted for 73% of Eni’s production in Libya.
In September 2004 production of gas and liquids started at the Wafa onshore field in permit NC-169 A. By year end production reached approximately 45,000 boe/day net to Eni (about 50% was natural gas). Development of the Bahr Essalam field located in the NC-41 permit in the Mediterranean offshore is underway, production is expected to start in mid-2005 within the joint development of the two fields (Eni’s interest 50%) (see “Development Projects” below).

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Early production was started in January 2004 at the Elephant (El Feel) oil field in the NC-174 onshore permit (Eni operator with a 33.33% interest) at 6,000 barrels/day net to Eni. The development of this field aims at reaching peak production of 150,000 barrels/day (27,000 net to Eni) in 2007. Production will be delivered to the Mellitah terminal through a 725-kilometer long pipeline with a 30-inch diameter, currently under construction.
In the medium term the reaching of full production of fields under development will lead to a significant increase in Eni’s hydrocarbon production in Libya.

Algeria

Eni has been present in Algeria since 1981. In 2004, Eni’s oil production averaged 66,000 barrels/day. The principal oil producing fields operated by Eni are located in the Bir Rebaa area in the south-eastern desert: (i) BRN, BRW, BRSW, HBN, ROM, ZEK, ZEA and ROME, which accounted for approximately 48% of Eni’s production in 2004; (ii) ROD and satellites (Eni operator of the production phase with a 63.96% interest); production from this field started in October 2004 at 8,000 barrels/day net to Eni and is delivered to the Bir Rebaa oil center, currently under completion; peak production is expected at 70,000 barrels/day (28,000 net to Eni) in 2005. Recoverable reserves amount to approximately 280,000 barrels.
Other interests held by Eni are HBNS (Eni’s interest 12.25%) and Ourhoud (Eni’s interest 4.59%), which in 2004 accounted for approximately 39% of Eni’s production in Algeria.
In the medium term Eni’s oil production is expected to increase.

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West Africa

Nigeria

Eni has been present in Nigeria since 1962. In 2004, Eni’s hydrocarbon production averaged 161,000 boe/day and accounted for approximately 10% of Nigeria’s hydrocarbon production.
Eni’s principal producing fields in Nigeria are located in: (i) four onshore blocks (OML 60, 61, 62 and 63) in the Niger Delta (Eni’s interest 20%), which in 2004 accounted for 22% of Eni’s production in Nigeria; (ii) the offshore OML 125 block (Eni’s interest 50.19%), where the Abo field is located which produced over 13,000 barrels/day net to Eni. The development of other levels of the Abo field will allow to reach a production peak of 45,000 barrels/day (18,000 net to Eni) in 2007; (iii) the offshore OML 119 block (former OPL 91), operated through a service contract, where the Okono and Okpoho oil fields are located, which produced at the end of 2004 approximately 55,000 barrels/day (27,000 net to Eni).
The Bonga oil field located in offshore block OML 118, where Eni holds a 12.5% interest, is under development and start-up is expected at the end of 2005 (see “Development Projects” below).
Eni also holds a 5% interest in the 36 onshore blocks of NASE, the largest oil joint venture in the country. In 2004 production net to Eni of this joint venture accounted for about 50% of Eni’s production in Nigeria. The major development projects underway are the Cawthorne Channel and Forcados/Yokri oil fields. Peak production of oil from these fields at 90,000 barrels/day (5,000 net to Eni) is expected in 2006. Natural gas produced will be supplied to the Bonny liquefaction plant, starting in March 2005 at Cawthorne Channel (3.8 million cubic meters/day) and in October 2005 at Forcados/Yokri (2.3 million cubic meters/day).
Development initiatives are ongoing for guaranteeing natural gas supplies to the six trains of the Bonny’s liquefaction plant (three already operating, two with start-up expected in 2005) which will bring the completed plant to a production capacity of 26.5 billion cubic meters/year of LNG in 2007 (Eni’s interest 10.4%, see “Gas & Power - Development Initiatives” below). When the plant is in full operation, Eni will supply 24.1 million cubic meters/day of its natural gas.

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The Kwale-Okpai combined cycle power station (Eni’s interest 20%) started operations in April 2005, with a generation capacity of 480 megawatts on two turbogenerators. The power station will be fired with gas from the Kwale fields in Block OML 60 (Eni operator with a 20% interest) which will provide 2 million cubic meters/day. The project is part of the Nigerian Government’s and Eni’s plan for zero gas flaring.
In the medium term, the development initiatives underway will lead to a significant increase in Eni’s production in Nigeria.

        Congo

Eni has been present in Congo since 1968 and is the second largest international oil producer, with oil fields operated by Eni accounting for 34% of Congo’s total oil production in 2004 (72,000 barrels/day net to Eni). Eni’s principal oil producing interests operated in Congo are located in the deep offshore facing Pointe Noire: the Zatchi, Foukanda, Mwafi and Djambala fields (Eni’s interest 65%), the Loango field (Eni’s interest 50%) and the Kitina field (Eni’s interest 35.75%) that accounted for approximately 60% of Eni’s production in Congo in 2004.
Other fields are Pointe Noire Grand Fond and Pex (Eni’s interest 35%) which accounted for approximately 40% of Eni’s production in Congo.
In the medium term Eni’s daily production is expected to remain stable.

        Angola

Eni has been present in Angola since 1980. In 2004 Eni’s oil production averaged 78,000 barrels/day. Eni’s main oil producing fields are located in Block 0 in Cabinda (Eni’s interest 9.8%), Block 14 and Block 15 (Eni’s interest 20%).
The main oil fields in Block 0 are Takula, Nemba and Malongo, which in 2004 accounted for approximately 50% of Eni’s production in Angola. In area B of this Block in January 2005 production started at the Bomboco oil field, while development is underway at the North Sanha field, which will produce condensates and LPG, and is expected to start-up in the second quarter of 2005.

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West Africa

These fields hold recoverable reserves of approximately 430 million boe; peak production is targeted at 100,000 barrels/day (11,000 net to Eni) in 2007.
The main field in the deep waters of Block 14 is Kuito which in 2004 produced approximately 57,000 barrels/day (10,000 net to Eni). In this block development is underway of the Benguela/Belize and Lobito/Tomboco oil fields, with expected to start-up in 2006 (see “Development Projects” below).
In 2004 in the deep waters of Block 15 the Xikomba oil field produced 80,000 barrels/day (14,000 net to Eni). In August 2004 first oil was reached at the Kizomba A project (Hungo and Chocalho fields) at an initial level of 28,000 barrels/day net to Eni. Recoverable reserves amount to approximately 880 million barrels. Production is expected to peak at 250,000 barrels/day (43,000 net to Eni) in 2006.
In the medium term, the reaching of full production of fields started-up in 2004 and the contribution of new development projects will allow Eni’s production to increase significantly.

North Sea

        United Kingdom

Eni has been present in the United Kingdom since 1964. In 2004 Eni’s net production of hydrocarbons averaged 164,000 boe/day. Eni’s principal producing interests in the United Kingdom are Elgin/Franklin (21.87%), MacCulloch (40%), fields located in the Liverpool Bay (Eni’s interest 53.9%) and J-Block (33%). In 2004 these fields accounted for 71% of Eni’s production in the United Kingdom.
Within the rationalization process of Eni’s asset portfolio in the North Sea following the purchase of British-Borneo and Lasmo, Eni sold its interests in the T-Block (Eni operator with an 88.87% interest) which contains the Thelma, Tiffany and Tony oil fields, and in the B-Block (Eni operator with an average interest of 60%), where the Balmoral, Glamis and Stirling oil fields are located, as well as its interest in the Markham gas field (Eni operator with a 37.53% interest) offshore the Netherlands.
In the medium term, Eni’s hydrocarbon production is expected to decline due to the decline of mature fields.

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Norway

Eni has been operating in Norway since 1964. In 2004 Eni’s hydrocarbon production averaged 143,000 boe/day. Eni’s principal producing interests are the Ekofisk field (12.39% interest) in the North Sea and the Aasgard (14.9%) and Norne (6.9%) fields in the Norwegian Sea which accounted for 85% of Eni’s production in Norway in 2004.
Development is underway at the Kristin gas and oil field (Eni’s interest 9%) located near Aasgard and Norne with production expected to start in late 2005 (see “Development Projects” below).
In the medium term, production is expected to remain stable.

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Rest of the World

United States

Eni has been present in the United States since 1966 and holds various mineral interests in the Gulf of Mexico. In 2004 Eni’s hydrocarbon production averaged 44,000 boe/day. The main producing fields operated by Eni are Allegheny (Eni’s interest 100%) Morpeth (Eni’s interest 100%) and King Kong (Eni’s interest 50%) which accounted for 64% of Eni’s production in 2004.
Eni is operator in the development of the K2 oil field (Eni’s interest 18.17%) with start-up expected in 2005. A peak production of 32,000 barrels/day (5,000 net to Eni) is expected in late 2005.
In the medium term Eni’s production is expected to decline due to the decline in mature fields.

Kazakhstan

Eni has been present in Kazakhstan since 1992. Eni is co-operator with British Gas with a 32.5% interest of the Karachaganak oil, gas and condensate field with recoverable reserves of about 3.6 billion boe. In 2004 production from this field (net to Eni) averaged 54,000 barrels/day of liquids and 34,000 boe/day of natural gas. In June 2004 the export of liquids to Western markets through the Caspian Pipeline Consortium pipeline (Eni’s interest 2%) started. The pipeline connects the field to the Novorossiysk terminal on the Russian coast of the Black Sea. In the last months of 2004 total production from this field averaged 357,000 boe/day (108,000 net to Eni, of which 70,000 barrels/day of liquids). A further

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development phase has been planned which includes the construction of a gas treatment plant.
Within the North Caspian Sea PSA, Eni is operator with a 18.52% interest of the consortium developing the Kashagan oil field (see “Development Projects” below).

        Indonesia

Eni has been present in Indonesia since 2000. Eni’s producing interests are located in the onshore area in east Kalimantan (Borneo) regulated by the Sanga Sanga PSA (Eni’s interest 37.81%) operated by Virginia Indonesia Co in which Eni holds a 50% interest. This area produces mainly natural gas (about 80%). This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets.
In 2004 daily hydrocarbon production net to Eni averaged 34,000 boe/day.

        Venezuela

Eni has been present in Venezuela since 1998 and is operator with a 100% interest of the Dación oil field regulated by a service contract with a 20 year term. In 2004 daily production from this field averaged 67,000 barrels/day net to Eni. Drilling and workover interventions on producing wells are planned for maintaining current production levels.
Eni holds a 26% interest in the Corocoro oil field in the West Paria Gulf block under development, located at the mouth of the Orinoco river. Production is expected to start in 2007 with a peak of 14,000 barrels/day net to Eni in 2008.
Daily oil production net to Eni is expected to increase in the medium term.

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Pakistan

Eni has been present in Pakistan since 2000. In 2004 production net to Eni averaged 46,000 boe/day, mainly of natural gas. The main natural gas producing fields operated by Eni are Bhit (Eni’s interest 40%) and Kadanwari (Eni’s interest 18.42%), which in 2004 accounted for 44% of Eni’s production in Pakistan. Eni also holds interests in the Sawan (23.68%), Zamzama (17.75%), and Miano (15.16%) fields. In the first quarter of 2005 the Rehmat field (Eni’s interest 30%) was started-up.
In the medium term Eni’s production in Pakistan is expected to increase.

Croatia

Eni through a 50/50 joint venture with INA, the national Croatian company, operates the Ivana natural gas field, located 40 kilometers west of Pola in the Adriatic offshore in approximately 40 meter deep waters. The field is operated through a main production platform, called Ivana A and three satellite platforms, Ivana B, D and E. In 2004 the Marica gas field started production.
In the medium term the development of the other fields discovered in the area – Ivana C/K, Ika, Ida, Katarina and Annamaria – will allow to double Eni’s current production level of 6,000 boe/day by 2007.

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        Iran

Eni has been present in Iran since 1957. In 2004 liquid production net to Eni averaged 9,000 barrels/day. The main producing oil fields operated by Eni under buy back contracts are South Pars phases 4 and 5 (Eni operator with a 60% interest) in the offshore of the Persian Gulf and Darquain (Eni operator with a 60% interest) onshore. Eni also holds interests in the Dorood (45%) and Balal (38%) fields in the offshore of the Persian Gulf.
In October 2004 production of the South Pars field phases 4 and 5 started and is targeted at 20 billion cubic meters/year of gas and, after the separation, one million tonnes/year of LPG and 80,000 barrels/day of condensates. The contract provides that the field’s liquid production be used to compensate costs incurred and to provide return on invested capital. Production of liquids started in December 2004.
In the medium term the increase in production of South Pars and Darquain will allow to increase Eni’s production of liquids in Iran over current levels.

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Australia

Eni has been present in Australia since 2000. In 2004 hydrocarbon production net to Eni averaged 21,000 boe/day mainly of oil. Eni is operator with a 65% interest of the offshore Woollybutt oil field, which in 2004 accounted for 71% of Eni’s production in Australia.
In February 2004 the liquids and gas Bayu Undan field (Eni’s interest 12.04%) was started-up (see “Development projects” below).
Eni holds a 46.15% interest in the Blacktip field under development in the offshore Bonaparte basin with start-up expected in 2007. In November 2004 Eni signed a 20-year contract for the supply of 21.3 billion cubic meters of gas from this field to Alcan, an aluminum manufacturing company.
In the medium term Eni’s hydrocarbon production in Australia is expected to increase.

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Deep offshore	exploration areas
        West Africa
In Angola, Eni holds a 20% interest in offshore Blocks 14 and 15, where despite the intense exploration activity of the past few years, exploration potential is still relevant. The National Company Sonangol renewed the exploration licence for Block 14 until March 1, 2007, based on a new exploration program. The exploration licence for offshore Block 0 -former Cabinda (Eni’s interest 9.8%) was renewed until December 31, 2030.
In Nigeria Eni is operator of three deep offshore blocks: OPL 244 (Eni’s interest 90%), OPL 211 and OML 125 (former OPL 316) both with a 50.19% interest. Eni also holds a 12.5% interest in OPL 219 and OML 118 (former OPL 212), where during the year the Bonga N&W 1X Dir A well was discovered.
In the Congo Eni holds relevant interests in two exploration blocks Mer Très Profonde Nord (Eni operator with a 60% interest) and Mer Très Profonde Sud (Eni’s interest 30%), where a significant discovery was made in 2004.

        Gulf of Mexico
Eni holds interests in more than 300 exploration licences, in particular is operator with interests varying from 30 to 100% in over 50 licences. A wide exploration campaign is ongoing that had positive outcome in 2004 with three new oil discoveries: the South Allegheny (Eni operator with a 100% interest), North Black Widow (Eni’s interest 30%) and Ulysses (Eni’s interest 29.375%) wells. Production is expected to start in 2005 using the production facilities of the nearby Allegheny, Morpeth (Eni’s interest 100%) and Medusa (Eni’s interest 25%) wells.
The appraisal wells in the St. Malo discovery (Eni’s interest 1.25%) and the Hadrian exploration well (Eni’s interest 25%) had positive outcome.

        Brazil
Eni holds interests in 4 exploration licenses (with shares from 20 to 100%), the second exploration phase started and will expire in September 2005.

        North Sea
In Norway Eni is operator with interests ranging from 20 to 70% in 9 licences, 2 of which acquired in 2004 with the 18th bidding round. In the Barents Sea Eni holds interests in 30 licences with interests varying from 5 to 50% and is operator of the PL 201 and PL 229 permits (with interests of 67 and 65% respectively), where the Goliath field was discovered in 2000.
In 2004 in the PL 128 permit (Eni’s interest 11.5%) exploration activities led to the drilling of the Linerle well containing oil.
In the United Kingdom Eni holds interests in various exploration licences in the deep offshore. In Block 206/1 (Eni’s interest 20%) located west of Shetland, the appraisal campaign was successfully completed with the gas and condensate Laggan discovery, which confirmed the field’s extension.

        Ireland
In the Atlantic offshore of Ireland Eni holds as operator permits 7/97 and 1/99 with a 100% interest and holds a 40% interest in permit 2/94 where the Dooish discovery was made in 2002.	Eni is among the best positioned companies in the new and most promising mining areas. In the future such areas will give a substantial contribution to the growth in Eni’s reserves and production.

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exploration areas

        Farøe Islands
Eni is operator in 2 exploration permits off the coast with a 75% interest.

        Indonesia
Eni’s exploration activities in Indonesia focus on the deep offshore of East Kalimantan (Borneo). Eni holds interests in 8 exploration permits with interests ranging from 20% to 50% (Ganal, Rapak, Popodi, Papalang, Muara Bakau, Ambalat and Bukat), and with a 100% interest in the Bulungan Block in the Tarakan basin. Eni is operator of Muara Bakau, Ambalat, Bukat and Bulungan located in the Kutei and Tarakan oil basins.
In the Ganal permit, the Gehem-2 and Gehem-3 appraisal wells confirmed the extension of the gas and condensates bearing strata already identified by the discovery and identified a new oil bearing area. Appraisal activities on the Gula discovery had positive outcome. Development plans are being prepared for the discoveries made in the Kutei basin (Gendalo, Gandang, Gehem, Gula, Gada and Ranggas).
In the Bukat permit in Tarakan, Eni as operator made an oil and gas discovery, the first relevant one in this basin.

Exploration onshore and in conventional waters

        Saudi Arabia
In March 2004 Eni was awarded an exploration licence for exploration, development and production of natural gas in the so called C area covering approximately 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates (Eni operator with a 50% interest).

        Caspian Sea
Geologically the Caspian Sea is one of the most promising areas in the world for hydrocarbon exploration.
In Kazakhstan in 2004 the exploration campaign in the area of the North Caspian Sea PSA was completed with the testing of the sixth and last commitment well Kairan-1. The campaign had a 100% success rate. Appraisal activities of the other discoveries made in the area (Kalamkas, Kashagan SW, Aktote and Kairan) gave positive results with the Kashagan KE-6 and Aktote AK-2 Dir wells.

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        Australia
Eni holds interests in 9 exploration licenses in the north-western offshore, in seven of these is operator with interests ranging from 65% to 100%. Three of these are located in the Timor Sea (WA-280-P, AC/P-21 and TP-22), and four in the western offshore (WA-326-P, WA-328-P, WA-25-L and WA-22-L). In permit WA-25-L where the Woollybutt field is located, the drilling of the Scallybutt appraisal well gave positive results.

        Algeria
Appraisal activities of the BKNE 15 discovery in Block P 404 (Eni’s interest 15%) gave positive results.

        China
Within the CACT consortium Eni operates Block 16/19 in the South China Sea, where new studies for the definition of the exploration potential near existing facilities were started.

        Egypt
In Egypt exploration activity takes place in exploration permits and production concessions. The major exploration areas in geomineral terms are: (i) gas in the Nile Delta with interesting potential; (ii) oil in the Suez Gulf; (iii) oil, gas and condensates in the Western Desert.
In 2004 exploration gave positive results with 5 oil discoveries in the Gulf of Suez – Belayim Marine (Eni’s interests 50%) and Ashrafi (Eni’s interests 50%) concessions, and six gas discoveries in the Nile Delta offshore – Seth/Ras el Barr, Denise, Temsah and P. Fouad /N. Port Said concessions – and two discoveries in the Western Desert - Melehia.
In 2004, Eni was assigned three new areas in the Delta (Blocks 32, 24 and 26) and one in the Western Desert (Block 10).

        Italy
Exploration activities onshore yielded positive results with the wells operated by Eni: (i) Civita 1 Dir (Eni’s interest 70%) a gas bearing well located in the Civita concession in central Italy; (ii) Tresauro 1 Dir (Eni’s interest 45%) in the Tresauro concession in Sicily containing oil; (iii) Monte dell’Aquila 1 Dir (Eni’s interest 100%) in the Bronte S. Nicola concession in Sicily containing gas and condensates; (iv) the non operated Monte Guzzo 1 Dir well, in the Montegranaro concession (Eni’s interest 25%) containing gas in central Italy.

        Nigeria
Five discoveries were made in onshore production areas: (i) in the OML 60/61/62/63 permits (Eni operator with a 20% interest) with the Osiama Creek South 1 Dir and 2 Dir, Obutoru Creek 1 Dir ST1 and Obiafu 34 wells all containing mainly oil; (ii) in the OML 74 permit (Eni’s interest 12.86%) with the JKG1-X well containing oil and gas; (iii) in the OML 116 permit with the Agbara Deep 1 Dir ST1 Appr. A well deep levels mineralized with gas and condensates.

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exploration areas

        Pakistan
Eni is operator in the Manchar (Eni’s interest 55%) and Gorakh (Eni’s interest 92.5%) permits in the Kirthar Foldbelt area and holds interests between 30% and 40% in four exploration permits in the Middle Indus Basin. In February 2005, two permits were acquired in the Indus offshore (Blocks M and N, Eni’s interest 100%).

        Russia
Eni operates in the Volgo Donsky and Gashunsky permits (Eni’s interest 50%) located in the Rostov area in the Donbass Fold Belt. Two exploration wells are being drilled in the Volgo Donsky permit.

        Venezuela
Eni holds interests in two exploration permits: Gulf of Paria East (Eni’s interest 30%) and Gulf of Paria West (Eni’s interest 40%) both in conventional waters. In 2004 two hydrocarbon discoveries were made (Punta Sur and Tiburon) and an evaluation plan is being prepared.

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development projects

Eni is involved in a number of development projects that will contribute to the medium and long-term growth of its hydrocarbon production. What follows is an outline of the most important development projects.

Libya - Wafa and Bahr Essalam

Joint development of the gas, oil and condensate fields of Wafa, located in NC-169 A permit, 520 kilometers south west of Tripoli, and Bahr Essalam in the NC-41 permit, located in the Mediterranean offshore, 110 kilometers north of Tripoli is underway. These fields (where Eni is partner of the development with a 50% interest) hold recoverable reserves of 1.7 billion boe (about 950 million boe net to Eni). Within the development of the Wafa field 24 of the 30 planned producing wells have been completed, as well as the condensate treatment plant and the laying of the pipeline for the transmission of liquids and gas to the Mellitah treatment plant. In September the first gas shipments were made for the Greenstream gasline and the first shipments of liquids for the Mellitah plant. Within the development of the Bahr Essalam offshore field, 17 producing wells of the 27 planned were completed, the Sabratha platform is nearing completion along with the laying of the underwater pipeline for the transmission of liquids and gas to the Mellitah treatment plant. Production is expected to start in the first half of 2005. Peak production from the two fields at 240,000 boe/day (124,000 net to Eni) is expected in 2006. Eni’s share of capital expenditure amounts to approximately euro 3.1 billion only for the upstream phase.
Supply in Italy of natural gas through the underwater Greenstream gasline linking

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Wafa and Bahr Essalam - Project summary data
Peak production	(th boe/d)	240
Expenditure	(mn euro)	6,200
Recoverable reserves	(mn boe)	1,700
Eni interest	(%)	50

Mellitah to Gela in Sicily started on October 1. When fully operational the gasline will allow the export and sale to third parties of 8 of 10 billion cubic meters per year of natural gas produced from these two fields (see, Gas & Power).

        Angola - Block 15 - Kizomba phases B and C
Eni is engaged in the development of oil fields discovered in the Kizomba area situated in Block 15 (Eni’s interest 20%) in the deep offshore of Angola, the most important development project in the West African deep offshore. The project foresees three phases, A, B and C. Within phase A in August 2004 production started at the Hungo and Chocalho fields, containing recoverable reserves of about 880 million barrels. Peak production at 250,000 barrels/day (43,000 net to Eni) is expected in 2006.

Block 15 - Kizomba B (Kissanje e Dikanza) - Project summary data

Peak production	(th boe/d)	250
Expenditure	(mn USD)	3,300
Recoverable reserves	(mn boe)	910
Eni interest	(%)	20
Expected start-up		2005

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Block 15 - Kizomba C (Mondo) - Project summary data

Peak production	(th boe/d)	120
Expenditure	(mn USD)	1,500
Recoverable reserves	(mn boe)	260
Eni interest	(%)	20
Expected start-up		2007

Phase B concerns the development and start-up of production of the Kissanje and Dikanza fields, with recoverable reserves of about 910 million barrels. The project provides for the drilling of 35 wells (19 producing and 16 injection) on Kissanje and 17 wells (10 producing and 7 injection) on Dikanza, the use of a Tension Leg Platform for Kissanje and an underwater production system for Dikanza. Production will be treated at an FPSO vessel common to both fields with a capacity of 250,000 barrels/day and a storage capacity of over 2 billion barrels. Four EPC contracts for the completion of the project have been assigned, while drilling of development wells is underway. Production start-up is scheduled before the end of 2005, peaking at 43,000 barrels/day net to Eni in 2007. Eni’s share of capital expenditure amounts to approximately dollar 700 million.
Phase C concerns the development of the Mondo, Saxi and Batuque fields. The Mondo field contains recoverable reserves amounting to 260 million barrels. The project provides for the drilling of 17 wells, 10 producing, 2 water injection and 5 water/gas injection wells and the installation of an FPSO vessel with a treatment capacity of 125,000 barrels/day. Production is expected to start in 2007, peaking at 18,000 barrels/day net to Eni in 2008. Eni’s share of capital expenditure amounts to approximately dollar 300 million.

Angola - Benguela/Belize/Lobito/Tomboco

The Benguela, Belize, Lobito and Tomboco oil fields hold recoverable reserves amounting to 440 million barrels and are located in the deep waters of Block 14 (Eni’s interest 20%). The project provides for two phases; the first one between 2005 and 2006 for the development of Benguela/Belize by means of the installation of a Compliant Piled Tower (CPT) at a depth of 400 meters; the second one between 2006 and 2007 for the development of Lobito/Tomboco through the drilling of underwater wells an their linkage to the production facilities of the CPT. A total of 52 development wells will be drilled (31 producing and 21 water injection wells). Production is scheduled to start in 2006 by means of the Kuito FPSO vessel, reaching a peak of 34,000 barrels/day net to Eni in 2008. Eni’s share of capital expenditure amounts to approximately dollar 440 million.

Block 14 - Benguela/Belize/Lobito/Tomboco - Project summary data

Peak production	(th boe/d)	214
Expenditure	(mn USD)	2,200
Recoverable reserves	(mn boe)	440
Eni interest	(%)	20
Expected start-up		2006
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Bonga - Project summary data

Peak production	(th bbls/d)	200
Expenditure	(mn USD)	3,900
Recoverable reserves	(mn boe)	577
Eni interest	(%)	12.5
Expected start-up		2005

Nigeria - Bonga Project
The Bonga oil field (Eni’s interest 12.5%) with recoverable reserves amounting to 577 million barrels, is situated in the OML 118 permit offshore Nigeria in waters of a depth between 950 and 1,150 meters. A total of 16 of the 34 underwater wells planned were drilled for exploiting 20 production levels. An FPSO vessel is under construction with a treatment capacity of 225,000 barrels/day and a storage capacity of 2 million barrels. Associated gas will be collected at a platform in the EA field from which it will be sent to the Offshore Gas Gathering System pipeline that in turn will carry it to the Bonny liquefaction plant. Production is scheduled to begin in late 2005 with a peak flow of about 21,000 barrels/day net to Eni in 2007. Eni’s share of the development expenditure amounts to over dollar 500 million.

        Kazakhstan - North Caspian Sea
Within the North Caspian Sea PSA, Eni with an 18.52% interest is operator of a consortium of six international oil companies and the national Kazakh company Kazmunaygaz (KMG). The consortium changed its structure in March 2005 when British Gas left the project. The remaining members exercised their pre-emptive right and acquired British Gas’s interest (16.67%) in proportional shares and sold half of this newly acquired interest to KMG, new partner of the PSA. The consortium aims at exploration and production of hydrocarbons in the offshore area where the Kashagan field was discovered; this field is considered the most important discovery in the world in the past thirty years. On February 25, 2004 the development plan for Kashagan was approved by the Kazakh authorities.

Kashagan - Project summary data

Peak production	(th boe/d)	1,200
Expenditure	(mn USD)	29,000
Recoverable reserves	(mn boe)	13,000
Eni interest	(%)	18.52
Expected start-up		2008

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The plan, which will be implemented in multiple phases, aims at the production of 7 to 9 billion barrels of recoverable reserves, extendible to 13 billion barrels through partial gas reinjection. Production is expected to start in 2008 at an initial level of 75,000 barrels/day and to increase to 450,000 barrels/day at the end of the first development phase. Production plateau is targeted at 1.2 million barrels/day. The total capital expenditure is estimated at dollar 29 billion (5.4 billion being Eni’s share), excluding the capital expenditure for the construction of the infrastructure for exporting production to international markets, for which various options are under scrutiny by the consortium. One of these options includes the laying of a pipeline connecting Kashagan with the Baku-Tiblisi-Cehyan pipeline now in the final phase of construction (Eni’s interest 5%). The development of the field provides for the drilling of 280 wells and the construction of platforms and artificial islands (hubs) which will collect production from satellite islands. Oil and non reinjected gas will be treated in the hubs and delivered, through two separate lines, to onshore treatment plants (located at Eskene West, near Atyrau). The oil will be further stabilized and purified; natural gas will be treated for the removal of hydrogen sulphide and will be mostly used as fuel for the production plants. The remaining amounts will be marketed. At March 2005, within the first phase of the field’s development contracts for a total of dollar 6.7 billion were awarded for the construction of infrastructure for developing the field and for offshore production (drilling, treatment and reinjection of sour gas) and onshore treatment plants. The most advanced techniques are going to be applied in the completion of the project in order to cope with high pressures in the field and the presence of hydrogen sulphide.

        Saudi Arabia - C area
In March 2004 Eni, in a consortium with another international oil company and Saudi Aramco, was awarded an exploration license (Eni operator with a 50% interest) for exploration, development and production of natural gas in the so called C area covering approximately 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The project provides for geophysical surveys and the drilling of 4 exploratory wells in a period of five years. In case of commercial discoveries, the contract term of the production phase will last 25 years, with a possible extension to a maximum of 40 years. The gas discovered will be sold to the domestic market for power generation, sea water desalinization and as a feedstock for petrochemical plants. Condensates and LPG extracted from the gas will be exported to international markets. This project marks Eni’s return to upstream activities in a country where it had operated in the early 1970s.

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Bayu Undan - Project summary data
Peak production	(th boe/d)	160
Expenditure (in the upstream phase)	(mn USD)	1,900
Recoverable reserves	(mn boe)	900
Eni interest	(%)	12.04

Australia - The Bayu Undan Integrated Project

The offshore Bayu Undan field (Eni’s interest 12.04%) containing gas and liquids with recoverable reserves amounting to over 900 million barrels is located in Block Zoca 91/12-13 in the international cooperation area between Australia and East Timor, at a water depth of 80 meters.
The project includes two phases. The first one, started in February 2004, for the development of liquids and the second one for the development of LNG. In phase 1 three production and treatment platforms, relevant facilities and an FSO vessel for the storage of liquids have been installed. The second phase entails the construction of a 26-inch diameter 500-kilometer long sealine that will link the field to Darwin where an onshore LNG plant with a 3.5 million tonnes/year capacity is under construction. Under a 17-year long contract, gas produced will be sold to two Japanese companies, Tokyo Electric and Tokyo Gas, that bought a 10.08% interest in the integrated project. LNG production is scheduled for the first quarter of 2006.
Production is scheduled to peak at about 160,000 boe/day (18,000 net to Eni) in 2008. Eni’s share of capital expenditure will be approximately dollar 400 million, of which 200 for the upstream portion.

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Kristin - Project summary data

Peak production	(th boe/d)	211
Expenditure	(mn USD)	2,849
Recoverable reserves	(mn boe)	520
Eni interest	(%)	9
Expected start-up		2005

Norway - Kristin Project

The Kristin gas and oil field (Eni’s interest 9%) with recoverable reserves of 520 million boe, is located in the PL 134 permit in the Haltenbanken area in the Norwegian Sea, where the Norne and Aasgard fields are in production. The development plan foresees the drilling of 12 underwater wells, the installation of a semi-submersible platform with treatment facilities and the laying of a gas pipeline connecting it with the Aasgard Transport Pipeline, 10-kilometer from Kristin, and of a 20-kilometer long oil pipeline to carry condensates to the Aasgard C storage vessel. Production is scheduled to start at the end of 2005 with a production peak of 211,000 boe/day (19,000 net to Eni) expected in 2006. Eni’s expenditure in this project amounts to approximately dollar 256 million.

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Proved oil and condensate reserves by geographic area	(million barrels)
(at December 31)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	1,418	1,321	1,286	1,245	1,149	1,093	1,006	944	744	665
North Africa	111	467	544	662	778	890	951	961	944	1,124
West Africa	121	127	125	120	167	159	160	265	286	301
North Sea	209	227	226	233	229	245	327	327	383	357
Rest of World	57	49	48	114	74	199	537	750	777	763
Total outside Italy	498	870	943	1,129	1,248	1,493	1,975	2,303	2,390	2,545
	1,916	2,191	2,229	2,374	2,397	2,586	2,981	3,247	3,134	3,210

Proved natural gas reserves by geographic area (1)	(million boe)
(at December 31)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	318	316	360	329	328	296	309	255	252	225
North Africa	869	953	985	1,024	1,071	1,039	1,171	1,072	1,080	993
West Africa	749	720	728	790	900	934	976	1,022	1,038	1,056
North Sea	375	416	428	433	417	455	552	498	529	450
Rest of World	91	79	343	305	421	698	940	936	1,239	1,284
Total outside Italy	2,084	2,168	2,484	2,552	2,809	3,126	3,639	3,528	3,886	3,783
	2,402	2,484	2,844	2,881	3,137	3,422	3,948	3,783	4,138	4,008

(1)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to boe. The new rate adopted is 0.00615 barrels of oil per one cubic meter of natural gas. In the past Eni used a rate of 0.0063 for natural gas produced in Italy and 0.0061 for natural gas produced outside Italy. The change introduced does not affect the amount of proved reserves recorded in boe at December 31, 2003 and has a negligible impact on production expressed in boe in 2004.

Proved hydrocarbon reserves by geographic area	(million boe)
(at December 31)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	1,736	1,637	1,646	1,574	1,477	1,389	1,315	1,199	996	890
North Africa	980	1,420	1,530	1,686	1,849	1,929	2,122	2,033	2,024	2,117
West Africa	870	847	852	910	1,067	1,093	1,136	1,287	1,324	1,357
North Sea	584	643	655	666	646	700	879	825	912	807
Rest of World	148	128	390	419	495	897	1,477	1,686	2,016	2,047
Total outside Italy	2,582	3,038	3,427	3,681	4,057	4,619	5,614	5,831	6,276	6,328
	4,318	4,675	5,073	5,255	5,534	6,008	6,929	7,030	7,272	7,218

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Oil and condensate production by country	(thousand barrels/day)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	93	96	105	100	88	76	69	86	84	80
North Africa	214	218	212	213	221	227	228	252	250	261
Egypt	76	68	75	88	109	112	97	97	92	94
Libya	113	112	103	92	80	82	84	79	82	89
Algeria	7	22	20	19	18	21	35	65	65	66
Tunisia	18	16	14	14	14	12	12	11	11	12
West Africa	199	182	177	194	202	213	219	222	236	285
Nigeria	78	82	77	68	65	75	84	83	108	134
Angola	53	55	55	58	59	63	64	62	58	78
Congo	68	45	45	67	75	72	69	75	68	72
Gabon				1	3	3	2	2	2	1
North Sea	80	83	114	112	116	124	204	213	235	203
Norway	42	42	45	47	52	65	70	74	105	102
United Kingdom	38	41	69	65	64	59	134	139	130	101
Rest of World	26	35	38	34	47	108	137	148	176	205
Venezuela							39	42	54	67
Kazakhstan	7	14	16	12	19	27	23	32	41	54
United States	10	7	6	4	5	38	26	29	25	25
Australia									14	21
Ecuador					2	22	25	22	21	19
Iran								3	9	9
China	9	14	13	12	14	14	12	10	7	5
Indonesia							6	5	5	4
Pakistan										1
Qatar			3	6	7	7	6	5
Total outside Italy	519	518	541	553	586	672	788	835	897	954
	612	614	646	653	674	748	857	921	981	1,034

Natural gas production by country	(thousand boe/day)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	320	309	299	294	270	257	239	230	216	191
North Africa	4	10	17	23	48	79	89	102	101	119
Egypt	4	10	17	23	48	77	83	95	95	106
Libya							3	4	2	8
Tunisia						2	3	3	3	3
Algeria									1	2
West Africa	3	3	3	2	4	11	14	15	24	31
Nigeria	3	3	3	2	4	11	14	15	24	27
Angola										2
Congo										2
North Sea	28	31	40	44	38	44	84	95	110	105
United Kingdom	9	13	22	32	31	34	68	73	72	63
Norway	18	18	18	12	7	10	14	20	37	41
Netherlands							2	2	1	1
Rest of World	15	17	16	22	30	48	86	109	130	144
Pakistan							2	7	28	45
Kazakhstan				11	18	23	19	26	28	34
Indonesia							41	39	36	30
United States	15	17	16	11	12	23	20	30	23	19
Trinidad & Tobago								2	10	10
Croatia						2	4	5	5	6
Total outside Italy	50	61	76	91	120	182	273	321	365	399
	370	370	375	385	390	439	512	551	581	590

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Hydrocarbon production by country (1)	(thousand boe/day)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	413	406	403	394	358	333	308	316	300	271
North Africa	218	228	229	236	269	306	317	354	351	380
Egypt	80	78	92	111	157	189	180	192	187	200
Libya	113	112	103	92	80	82	87	83	84	97
Algeria	7	22	20	19	18	21	35	65	66	68
Tunisia	18	16	14	14	14	14	15	14	14	15
West Africa	202	184	180	196	206	224	233	237	260	316
Nigeria	81	84	80	70	69	86	98	98	132	161
Angola	53	55	55	58	59	63	64	62	58	80
Congo	68	45	45	67	75	72	69	75	68	74
Gabon				1	3	3	2	2	2	1
North Sea	108	114	155	156	154	168	288	308	345	308
United Kingdom	47	54	92	97	95	93	202	212	202	164
Norway	61	60	63	59	59	75	84	94	142	143
Netherlands							2	2	1	1
Rest of World	41	52	54	56	77	156	223	257	306	349
Kazakhstan	7	14	16	23	37	50	42	58	69	88
Venezuela							39	42	54	67
Pakistan							4	7	28	46
United States	25	24	22	15	17	61	46	59	48	44
Indonesia							47	44	41	34
Australia									14	21
Ecuador					2	22	25	22	21	19
Trinidad & Tobago								2	10	10
Iran								3	9	9
Croatia						2	2	5	5	6
China	9	14	13	12	14	14	12	10	7	5
Qatar			3	6	7	7	6	5
Total outside Italy	569	578	618	644	706	854	1,061	1,156	1,262	1,353
	982	984	1,021	1,038	1,064	1,187	1,369	1,472	1,562	1,624

(1)	Includes natural gas consumed in operations (16,000, 23,000, 26,000 and 38,000 boe/day in 2001, 2002, 2003 and 2004 respectively).

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Hydrocarbon production sold	(million boe)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Hydrocarbon production	358.4	360.3	372.5	378.8	388.4	434.5	499.7	537.3	570.0	594.6
Over/under lifting and other items	(4.9)	0.9	(1.4)	(3.3)	(1.5)	(1.9)	(3.1)	(4.0)	(4.3)	(4.2)
Withdrawals from (input to) natural gas storage	(0.6)	(4.0)	(1.0)	6.9	6.7	(4.6)	9.1	(1.8)
Own consumption of gas							(6.0)	(8.4)	(9.5)	(13.9)
Hydrocarbon production sold	352.9	357.2	370.1	382.4	393.6	428.0	499.7	523.1	556.2	576.5

Principal oil and natural gas interests at December 31, 2004
	Commencement of operations	Number of interests	Net exploration (1) and development acreage	Net development acreage	Type of fields	Number of producing fields	Number of other fields

Italy	1926	214	33,635	13,184	Onshore/Offshore	81	85
North Africa
Algeria	1981	29	3,225	760	Onshore	20	12
Egypt	1954	40	12,429	1,881	Onshore/Offshore	34	27
Libya	1959	7	21,268	8,053	Onshore/Offshore	11	7
Tunisia	1961	11	3,784	1,888	Onshore/Offshore	8	5
		87	40,706	12,582		73	51
West Africa
Angola	1980	52	1,651	715	Offshore	32	37
Congo	1968	17	6,240	741	Offshore	16	8
Nigeria	1962	55	7,771	4,878	Onshore/Offshore	119	12
		124	15,662	6,334		167	173
North Sea
Norway	1965	50	7,086	316	Offshore	12	13
United Kingdom	1964	55	1,518	665	Offshore	28	16
		105	8,604	981		40	29
Rest of World
Australia	2001	13	16,968	1,643	Offshore	2	1
China	1983	4	218	106	Offshore	8	4
Croatia	1996	3	3,028	988	Offshore	2	6
Ecuador	1988	1	2,000	2,000	Onshore	1	1
Indonesia	2001	11	16,408	984	Onshore/Offshore	7	8
Iran	1957	4	423	423	Onshore/Offshore	4
Kazakhstan	1995	6	879	455	Onshore/Offshore	1	2
Pakistan	2000	13	8,050	635	Onshore	5	2
Trinidad & Tobago	1970	1	66	66	Offshore	3	2
United States	1968	299	2,240	373	Onshore/Offshore	14	5
Venezuela	1998	3	713	131	Onshore/Offshore	5	2
		358	50,993	7,804		52	33
Other		9	1,280	1,112			1
Other countries with only exploration activity		22	83,299
Outside Italy		705	200,544	28,813		332	287
Total		919	234,180	41,997		413	372

(1)	Square kilometers.

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Fields with residual proved reserves (net to Eni) amounting to over 50 million boe at December 31, 2004
Onshore/Offshore	Type of hydrocarbons	Type of contract (1)	Expiry of concession/contract	Expiry of production

Italy
Monte Alpi Enoc unif.	Onshore	oil/gas	C	2019	(2)	2025
Barbara	Offshore	gas	C	2018	(2)	2021
Egypt
Belayim Land	Onshore	oil	PSC	2020		2020
Port Fouad M. + SW	Offshore	condensates/gas	PSC	2021		2019
Belayim Marine	Offshore	oil	PSC	2020		2020
El Temsah	Offshore	condensates/gas	PSC	2026		2017
Libya
Bahr Essalam (C-NC41)	Offshore	condensates/gas	PSC	2031	(5)	2026	(3)
Wafa	Onshore	oil/condensates/gas	PSC	2031	(5)	2024	(3)
Bu Attifel	Onshore	oil/condensates	C	2016		2016
Gas Bu Attifel/Intisar	Onshore	gas	C		(4)	2028
Bouri	Offshore	oil	PSC	2029	(6)	2019
E-NC41	Offshore	condensates/gas	PSC	2031	(5)	2021	(3)
Iran
South-Pars	Offshore	condensates	SC	2011
Nigeria
Nase Oil	Onshore/Offshore	oil/gas	C	2019		2019
Naoc LNG	Onshore	oil/condensates/gas	C	2027		2027
Nase LNG	Onshore	oil/condensates/gas	C	2019		2019
Norway
Ekofisk 1.1.99	Offshore	oil/condensates/gas	C	2028		2028
Smorbukk (Aasgard)	Offshore	oil/condensates/gas	C	2027		2027
Midgard (Aasgard)	Offshore	oil/condensates/gas	C	2027		2027
UK
Elgin/Franklin 2004	Offshore	oil/gas	C	2025		2028
Australia
Bayu Undan	Offshore	condensates/gas	PSC	2025		2026
Ecuador
Villano	Onshore	oil	SC	2017		2017
Kazakhstan
Karachaganak	Onshore	condensates/gas	PSC	2038		2035
Kashagan	Offshore	oil/gas	PSC	2041		2035	(3)
Pakistan
Bhit	Onshore	gas/condensates	C	2020		2015
Venezuela
Dación West	Onshore	oil	SC	2018		2018
Dación East	Onshore	oil	SC	2018		2018

(1)	C: concession, PSC: production sharing contract, SC: service contract.
(2)	Extendable every 10 years by 10 years upon request of concessionary.
(3)	Not yet producing.
(4)	Date not defined in contract.
(5)	Date referred to expiry of concession.
(6)	Extension of 10 years after present expiry date (2019) considered.

Exploration wells	(units)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Wells drilled	95	113	127	121	60	95	110	120	105	66
Outside Italy	67	81	98	82	43	75	99	111	97	60
Italy	28	32	29	39	17	20	11	9	8	6
Wells drilled (net to Eni)	49	66	74	66	29	47	47	52	43	30
Outside Italy	28	41	52	35	16	30	37	45	36	26
Italy	21	25	22	31	13	17	10	7	7	4

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Reserve life index	(years)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	11.4	11.2	11.5	10.2	10.7	11.7	10.9	10.8	9.0	8.8
North Africa	12.3	16.7	18.0	19.3	18.6	17.5	18.4	15.8	15.9	15.5
West Africa	11.6	12.8	12.8	12.4	14.6	13.3	13.4	14.8	13.9	11.7
North Sea	14.6	15.4	11.0	11.7	12.0	11.4	8.4	7.4	7.2	7.2
Rest of World	9.1	6.7	19.7	20.9	16.8	15.6	18.0	17.1	18.1	16.1
	11.9	13.1	13.6	13.4	14.0	14.0	13.7	13.2	12.7	12.1

Reserve replacement ratio	(%)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	67	32	106	53	30	26	39	..	..	..
North Africa	93	618	229	277	265	172	267	30	93	168
West Africa	176	65	107	179	312	132	151	273	138	128
North Sea	246	244	120	119	113	185	271	53	168	6
Rest of World	311	(5)	1,410	245	196	825	818	324	396	124
	126	200	207	147	171	210	282	119	142	91

Economic indicators per boe	(USD/boe)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Revenues	17.30	20.66	19.02	13.68	16.95	24.67	21.52	22.07	24.82	31.22
Lifting cost (1)	3.72	3.97	3.98	3.56	3.64	3.75	4.02	3.87	4.09	4.80
Income	4.12	4.95	3.86	0.13	4.11	7.86	5.48	5.08	5.95	9.20
Exploration cost (three-year average) - discovery cost (2)	1.31	1.56	1.67	1.78	1.77	1.70	1.55	1.38	1.21	1.21
Finding and development cost (three-year average) (3)	4.27	4.33	4.72	5.16	5.43	5.35	5.33	5.67	6.53	7.26

(1)	Ratio of production costs (incurred for well and facilities maintenance and royalties) and volumes produced.
(2)	Exploration cost for each boe of new reserves discovered or proved represented by the ratio of costs incurred with respect to exploration activity and purchase of unproved property and increases in proved reserves related to improved recovery, extensions and new discoveries and revisions of previous estimates. 2001, 2002 and 2003 averages were calculated excluding purchase costs of unproved property of Lasmo in 2001 and of Fortum Petroleum in 2003.
(3)	For each boe of new proved reserves, represented by the ratio of the sum of costs incurred with respect to exploration and development activities and purchase of unproved property and increases in proved reserves related to improved recovery, extensions and new discoveries and revisions of previous estimates. In order to allow for an homogeneous comparison the following adjustments were carried out: (i) averages for the 2001-2004 period were calculated with the exclusion of the purchase cost of unproved property of Lasmo (purchased in 2001) and Fortum Petroleum (purchased in 2003); (ii) averages in the 2002-2004 period were calculated with the exclusion of Iranian buy-back contracts; (iii) averages in the 2003-2004 period were calculated with the exclusion of estimated costs for asset retirement obligations. Following the recently enacted Statement of Financial Accounting Standard No. 143 – Accounting for Asset Retirement Obligations – these costs are capitalized when the related capital expenditure is incurred; further adjustments of previous estimates are recognized whenever an estimate needs to be updated.

Capital expenditure	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Exploration	396	555	677	755	636	811	757	902	635	499
Italy	143	192	178	191	132	156	80	66	59	51
Outside Italy	253	363	499	564	504	655	677	836	576	448
Acquisition of proved and unproved properties	5	292	95	103	752	416	67	317	30
Italy		55	48		54		13
Outside Italy	5	237	47	103	698	416	54	317	30
Development and capital goods	1,184	816	1,550	2,024	1,880	2,312	3,452	4,396	5,016	4,413
Italy	440	383	581	507	435	543	600	442	469	390
Outside Italy	744	433	969	1,517	1,445	1,769	2,852	3,954	4,547	4,023
	1,585	1,663	2,322	2,882	3,268	3,539	4,276	5,615	5,681	4,912

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STRATEGIES
Consolidate
market leader position in Italy

Secure and increase market
share in valuable markets in Europe

Develop the LNG business
worldwide in order to give value to own natural gas reserves

Complete plan
for the construction
of power stations fired with natural gas

gas & power

natural gas

Eni operates in the supply, transmission, distribution and sale of natural gas. In 2004, Eni sold 84.5 billion cubic meters of natural gas (including own consumption[1] and Eni’s share of sales of affiliates2). Eni’s transmission network in Italy through medium and high pressure pipelines is about 30,000-kilometer long. Outside Italy Eni owns transportation rights on over 5,000 kilometers of pipelines.
Eni is pursuing the development of sales in the rest of Europe and in the LNG business in order to compensate the lower growth opportunities on the domestic market, due to the limits imposed to operators by the sector regulation. In Italy, Eni intends to maintain sales volumes within the regulatory limits through the optimal allocation of supplies between direct sales in Italy and in the rest of Europe and by using natural gas at its own electricity generation plants and, at the same time, leveraging on the expected consumption growth. Eni’s marketing policy will aim to customer satisfaction by means of market segmentation, the integration of marketing actions and structures and the expansion and customization of services offered to customers.
The development of sales on the European gas market will leverage on the competitive advantage of Eni’s diversified portfolio of supply contracts and extensive gas pipeline network which allows the supply of natural gas from several sources as well as the long standing relationships with producing countries. Eni intends to consolidate its presence in target markets (Iberian Peninsula, Germany and Turkey) and develop sales in markets with significant growth and profitability prospects (in particular France and the United Kingdom).
Eni also intends to expand its presence in LNG in order to increase the value of its own natural gas reserves in West and North Africa, in the Far East and in Latin America. Eni intends to participate in projects concerning natural gas liquefaction and regasification, targeting sales of 12 billion cubic meters in 2008.
Based on contracts signed and actions defined or planned, Eni expects to sell about 92 billion cubic meters of natural gas on European markets in 2008.

(1)	In accordance with article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.
(2)	Include also sales of Nigeria LNG Ltd (Eni’s interest 10.4%).

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MAIN RESULTS

With the starting of operations of the Greenstream (Eni’s interest 75%) underwater gasline in October 2004, supplies of natural gas from Libyan fields started and, when fully operational in 2006, will reach 8 billion cubic meters/year (of which 4 billion net to Eni), already booked under long-term contracts with operators of this segment

Eni continued its program for developing its electricity generation capacity targeted at 5.3 gigawatts of installed power by 2007 with total capital expenditure amounting to approximately euro 2.2 billion (of which 1.6 were already expensed). When fully operational the new gas fired combined cycle plants will allow to consume over 6 billion cubic meters/year of natural gas produced by Eni. In 2004, about 1.3 gigawatts were installed at the Ferrera Erbognone, Ravenna and Mantova power stations, thus bringing Eni’s total installed capacity to 3.3 gigawatts

Within its strategy of international expansion in natural gas, Eni and its partners in Nigeria LNG (Eni’s interest 10.4%) have approved expenditure plans for the construction of the sixth train for LNG production at the Bonny treatment plant, that, when fully operational in 2007, will have a production capacity of 26.5 billion cubic meters/year. This initiative will allow Eni to fully exploit its natural gas reserves in Nigeria

In March 2005 Eni signed a preliminary agreement for the purchase of a share of regasification capacity corresponding to 4 to 6 billion cubic meters/year of LNG at the Cameron terminal, under construction on the coast of Louisiana (USA) for a term of 20 years. The terminal is expected to be completed in 2008 with an initial capacity of 15 billion cubic meters/year. This deal provides Eni with access to the North American gas market which will absorb part of Eni’s African reserves

In January 2005 the first LNG shipping was delivered to the Damietta treatment plant (Eni’s interest 40%). When fully operational the plant will produce approximately 7 billion cubic meters/year of LNG mainly directed to the Spanish market

Eni sold shares corresponding to 9.054% of Snam Rete Gas share capital in partial execution of Law No. 290/2003 that prohibits companies operating in the natural gas business to hold interest higher than 20% in companies owning natural gas transmission network from July 1, 2007

In January 2005 Eni agreed a 14 year contract, starting in 2006, for the supply of 1.2 billion cubic meters/year of natural gas to the German company Wingas. The gas will be delivered at Eynatten at the German-Belgian border

Main financial data	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net sales from operations	8,400	9,352	9,985	9,625	9,900	14,427	16,098	15,297	16,067	17,258
Operating income	1,703	2,024	2,012	2,513	2,580	3,178	3,672	3,244	3,627	3,463
Capital expenditure	1,232	1,207	881	921	906	794	1,065	1,315	1,760	1,446
Investments	146	5	17	34	17	1,180	128	158	3,156	177

Main operating data
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Sales of natural gas to third parties	(bn cm)	52.55	56.03	55.94	58.41	62.92	62.63	63.72	64.12	69.49	73.43
Own consumption of natural gas	(bn cm)						2.00	2.00	2.02	1.90	3.70
Sales to third parties and own consumption	(bn cm)						64.63	65.72	66.14	71.39	77.13
Sales of natural gas of Eni’s affiliates (net to Eni)	(bn cm)	0.11	0.11	0.13	0.16	0.16	0.87	1.38	2.40	6.94	7.32
Total sales and own consumption of natural gas	(bn cm)	52.66	56.14	56.07	58.57	63.08	65.50	67.10	68.54	78.33	84.45
Natural gas transported on behalf of third parties in Italy	(bn cm)	1.48	2.42	4.35	6.07	6.90	9.45	11.41	19.11	24.63	28.26
Electricity production sold	(TWh)						4.77	4.99	5.00	5.55	13.85

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the Italian natural gas system

In the next decade world consumption of natural gas is expected to increase, due to: (i) the continuous improvement in technologies applicable to all phases of natural gas chain and capable of reducing distances between mineral assets and consumption areas (LNG, GTL, TAP); (ii) the higher environmental compatibility of natural gas as compared to other hydrocarbons in particular in electricity generation; (iii) the expected demographic, economic and social developments; (iv) the steady increase in natural gas reserves. Europe represents one of the areas with the highest growth rate, where the average increase in consumption is expected to be about 3% per year.
Given the recent regulatory and organizational developments, the Italian national natural gas system takes part in the structural change ongoing in Europe with the prospect of a single market for energy. In this context Italy will be able to make good use of its geographical position and its double integration with the European internal market and the Mediterranean area. Eni has the know-how and experience necessary for becoming a leader in this process of European development.
One of the new features of the development process ongoing in Europe is the importance acquired by international hubs, the major interconnection points in international transmission networks where volumes of natural gas are traded on a spot basis. The development of these hubs, currently located in Great Britain, Belgium and Germany, can be attributed to the progressive cancellation of the territorial destination clause in supply contracts, to the new regulations on third party access to transmission networks and to increased gas availability in markets. Hubs represent an opportunity for Eni for selling increasing gas volumes, as Eni can take advantage from its diversified supply portfolio and the flexibility provided by long-term supply contracts.

The demand for natural gas in Italy
With consumption amounting to 80 billion cubic meters in 2004 (increasing by over 3% over 2003) Italy is the third European market for natural gas after Great Britain and Germany. In 2004, about 20% of natural gas requirements were met through domestic production (including natural gas volumes withdrawn from storage), while imports covered 80%.
Eni expects natural gas consumption in Italy to reach about 91 billion cubic meters in 2010, corresponding to an annual average increase of about 2%. The share of natural gas on total domestic energy requirements is expected to reach nearly 36% as compared to the present 33%.
Most of this increase will concern natural gas used in electricity generation, because of the significant advantages of the use of natural gas in combined cycle plants, thanks to its lower investment cost, higher yields and reduced polluting emissions as compared to other fuels. Demand is expected to increase also from residential and commercial users, due to the increased use of natural gas in residential space heating in households and services, in large tertiary firms and as vehicle fuel.

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Supply of natural gas
In 2004, Eni’s requirements for natural gas are met for over 83% with supplies from foreign countries (mainly Algeria, Russia, the Netherlands and Norway) under long-term contracts. The remaining part is covered by gas supplied by Eni’s Exploration & Production segment. Eni is a party of long-term purchase contracts with producing countries that currently have a residual average term of approximately 16 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 9.8, Norway 6 and Nigeria 1.5) by 2008. These contracts concern total volumes amounting to approximately 1,088 billion cubic meters.

Transmission, dispatching and regasification
Transmission, dispatching and regasification activities in Italy are carried out by Snam Rete Gas, a company listed on the Italian Stock Exchange (in which Eni holds a 50.07% interest). Eni’s primary transmission network was conferred to Snam Rete Gas in July 2001 in implementation of Legislative Decree No. 164/2000 concerning the Italian natural gas market, which provides for the separation of transmission, dispatching and regasification activities from all other activities in the natural gas segment. This Decree also establishes that transport activity qualifies as a public concern activity and consequently is regulated.
The Italian natural gas transmission system is made up of a national pipeline network and a regional pipeline network for a total length of 32,190 kilometers, of which 30,545 owned by Eni.

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The Italian national transmission network is made up of high pressure trunklines, mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with the regional transmission network. The national network includes also some interregional lines reaching important markets.
The regional transmission network is made up of the remaining lines and allows the transmission of natural gas to industries, power stations and local distribution companies of the various local areas served.
At December 31, 2004 the national pipeline network owned by Eni extended for 8,196 kilometers. Underground pipelines have a maximum diameter of 48 inches and carry natural gas at pressures of 24 to 75 bars. The underwater pipeline crossing the Messina Strait has a diameter of 20 to 26 inches and carries natural gas at a pressure equal to or higher than 115 bars.
The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

for natural gas imported from Algeria and Libya:
•	two lines[3] with a 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina strait, which link Mazara del Vallo (on the Southern coast of Sicily) to Minerbio (near Bologna). These lines are linked to the import pipelines that carry natural gas from Algeria through the Sicily Channel and from Libya through the Gela-Enna pipeline and the underwater Greenstream gasline. The pipeline transmission capacity at the Mazara and Gela entry points is approximately 90 million cubic meters/day;
for natural gas imported from Russia:
•	two lines with 48/42/36/34-inch diameters extending for a total length of approximately 1,000 kilometers that are linked to the Austrian network in Tarvisio and cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. The pipeline transmission capacity amounts to 84.4 million cubic meters/day. The pipeline is going to be upgraded by the laying of a third 264-kilometer long line (of which 199 kilometers started operations at the end of 2004);
for natural gas imported from the Netherlands and Norway:
•	two lines, with a 48/34-inch diameter, 301-kilometer long extending from the Italian border at Passo Gries (Verbania), point of connection with the Swiss network, to the node of Mortara, in the Po Valley. The pipeline transmission capacity amounts to 57.5 million cubic meters/day.

(3)	At the end of 2004 the 69-kilometer long section of the triple line started operations. By 2007 a total of 290 kilometers are expected to be on triple line.

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In 2004 Eni’s national network increased by 203 kilometers due to the entry into service of: (i) a new line connecting Gela, entry point of the Greenstream gasline from Libya, to the national network near Enna. The 36-inch diameter pipe covers 66 kilometers and has a transport capacity of 25 million cubic meters/day; (ii) the completion of a 30-inch diameter line connecting Pontremoli to Parma for the transmission of natural gas from the Panigaglia regasification terminal to northern Italy (70 kilometers); (iii) a 32-kilometer line upgrading the pipeline for importing natural gas from Russia; (iv) the sections from Palmi to Martirano and from Campochiaro to Sulmona as part of the upgrade of the Transmed pipeline through a third line for a total length of 53 kilometers.
Eni’s regional transmission network is made up of pipes with smaller diameter than the national lines for a total length 22,349 kilometers. These pipes carry natural gas at pressures between 5 and 12 bars, between 12 and 24 bars and between 24 and 75 bars. In 2004, Eni’s regional network increased by 222 kilometers due to the entry into service of new lines, upgrades and of various connections to end users.
Eni’s system is completed by: (i) 11 compressor stations with a total power of 625 megawatts; (ii) 5 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo, Messina and Gela in Sicily and Favazzina and Palmi in Calabria.
The control room of the dispatching system is located in San Donato Milanese and oversees and monitors the whole transmission network in cooperation with peripheral units. In 2003 this system obtained the ISO 9001-2000 certification. Peripheral units are represented by 8 districts that monitor the transmission network through 69 centers that guarantee operation, maintenance and control of the whole system. Each unit is responsible for operations in accordance with technical specifications and applicable laws and regulations.
In addition to the international pipeline transmission system, natural gas enters Eni’s system also through the Panigaglia (Liguria) LNG terminal, which receives liquefied natural gas (LNG) carried by tanker ships. This terminal is the only one in Italy, at its maximum it can input 3.5 billion cubic meters/year into the transmission network. LNG is downloaded from tanker ships and stored, then vaporized in a regasification plant made up of cryogenic pumps and submerged flame vaporizers. When it has recovered the

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gaseous state, natural gas is input in the transmission network. In 2004, volumes of LNG regasified amounted to the equivalent of approximately 2.1 billion cubic meters of natural gas. Upgrading of this terminal is underway by means of an enhancement of the boil-off gas recovery system.
In 2004 a total of 80 billion cubic meters of natural gas were input in the national network, of these 65% were owned by Eni.
The Italian natural gas system is supplied for about 80% with imported gas, transmitted to Italy through a network of international high pressure pipelines for a total of over 4,300 kilometers; in which Eni owns transportation rights, in particular:

•	the TENP pipeline, 968-kilometer long (a 500-kilometer long single line and a 468-kilometer long doubling line) with transit capacity[4] of 44 million cubic meters/day and four compression stations, transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border;
•	the Transitgas pipeline, 291-kilometer long, with one compression station, which transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transit capacity of 61 million cubic meters/day. A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of Norwegian gas;
•	the TAG pipeline, 1,018-kilometer long, made up of two lines, each about 380-kilometer long and a third line 258-kilometer long, with a transit capacity of 81 million cubic meters/day and three compression stations, which transports natural gas from Russia across Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system;
•	the TTPC pipeline, 742-kilometer long, made up of two lines each 371-kilometer long with a transit capacity of 78 million cubic meters/day and three compression stations, which transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline;
•	the TMPC pipeline for the import of Algerian gas, 775-kilometer long, made up of five lines each 155-kilometer long with a transit capacity of 101 million cubic meters/day which crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system;
•	the Greenstream pipeline for the import of Libyan gas, 520-kilometer long, with a transit capacity of 24.4 million cubic meters/day which crosses underwater the Mediterranean Sea from Mellitah to Gela in Sicily, the point of entry into the Italian natural gas transport system. The pipeline started operations in October 2004, when fully operational it will transport 8 billion cubic meters/year (of these 4 billion are Eni’s share).

Eni plans to upgrade the TAG and TTPC pipelines in order to adjust import capacity to the expected increase in demand in Italy.
Eni holds a 50% interest in the Blue Stream underwater pipeline linking the Russian and Turkish coast of the Black Sea. When fully operational, this 774-kilometer long pipeline with a transmission capacity of 49 million cubic meters/day, will transport 16 billion cubic meters per year in 2010 (Eni’s share 8 billion) of Russian natural gas to be sold on the Turkish market (see “Development Projects” below).

(4)	Transit capacity is the maximum daily capacity entering in different access points of a trunkline and carried to the next trunkline.

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Sales in Italy
In 2004, Eni’s natural gas sales in Italy amounted to 54.1 billion cubic meters (including own consumption). The Italian natural gas market is made up of three main segments: residential and commercial, industrial and thermoelectric. Customers can be divided into three groups: (i) high consumption final users directly linked to the national and regional natural gas networks; (ii) final customers such as residential and commercial users, hospital, schools, public utilities, small enterprises located in urban centers supplied by wholesalers through low pressure lines; (iii) wholesalers (mainly local distribution companies and distributors of natural gas for automotive use) purchasing natural gas to sell it to final customers.
In 2004, Eni’s natural gas sales to wholesalers amounted to 14.2 billion cubic meters (down 7.7% over 2003).
Natural gas consumption in the industrial segment amounted to approximately 22.6 billion cubic meters (29% of total final consumption), with a 3.5% increase over 2003. In 2004, Eni’s sales of natural gas to industrial users amounted to about 12.4 billion cubic meters (down 5.9% over 2003).
Natural gas consumption in the thermoelectric segment amounted to approximately 28 billion cubic meters (35% of total final consumption), with an approximately 9% increase over 2003. In 2004, Eni’s sales of natural gas to thermoelectric users amounted to 15.9 billion cubic meters (up 5.9% over 2003).
Natural gas consumption in the residential and commercial segment amounted to over 28 billion cubic meters (36% of total final consumption), with a 1% decrease over 2003 due to the effect of weather conditions. Following the merger of Italgas Più Eni manages directly over 5 million residential customers and in 2004 sales Eni’s sales amounted to 7.4 billion cubic meters (up 0.8% over 2003).
As a consequence of decisions of the Antitrust Authority (so called gas release plan) Eni sold 0.5 billion cubic meters to operators in the natural gas segment.
In 2004 own consumption amounted to 3.7 billion cubic meters and concerned essentially supplies to EniPower (2.6 billion cubic meters) and to Eni’s petrochemical plants and refineries.

Eni’s commercial structure is organized by branches in Italy in order to react promptly and efficiently to the requirements of large and medium enterprises, thermoelectric producers and wholesalers. Eni’s marketing policy towards clients of those segments provides for customized contractual options including, among others, various price formulas and types of indexations aimed at controlling price volatility, on the basis of purchase needs of clients. Eni’s commercial policy leverages on: (i) a dedicated sales team; (ii) a contact center business; (iii) a website providing new services of analysis and monitoring of costs and gas offtake; (iv) a portfolio of over 50 different kinds of technical assistance and consultancy services.
As a consequence of the merger with Italgas Più SpA, leader in Italy in retail sales of natural gas, Eni integrated its structure with a network of channels dedicated to households, public entities, the tertiary sector, condominiums, and small enterprises: the traditional counters, a network of contact centers, the website with an online opportunity for managing one’s contract and the network of franchisors under the “Assistenza Italgas Più” brand name, that in 2004 were 150.
Customers are offered a wide range of services. Residential users can contact the franchisor for supplies, installation and ordinary and extraordinary maintenance of their heating systems, while condominiums, public administrations and enterprises are offered a turn-key service for all what concerns their heating requirements.

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Distribution activities
Distribution involves the delivery of natural gas to residential and commercial users in urban centers through low pressure networks. Eni, through its 100% subsidiary Italgas and other subsidiaries, is engaged in the distribution activity in Italy serving 1,236 municipalities through a low pressure network consisting of over 47,000 kilometers of pipelines at December 31, 2004. Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy defines distribution a public service which is subject to regulation and its management is entrusted to natural gas companies by local governments exclusively under bid procedures. Concessions existing at the coming into force of the Decree and awarded with a bid procedure expire on December 31, 2012; all other concession expire on December 31, 2007 (with an optional one-year extension in case of public interest).

Sales in the rest of Europe
Eni signed seven long-term supply contracts with operators in the natural gas sector who in turn import supplied volumes of natural gas in Italy. These contracts, when fully operational in 2006, will enable Eni to supply about 15 billion cubic meters of natural gas per year, including 8 billion cubic meters (Eni’s share 4 billion) from the Libyan fields. Until the production from Libyan fields comes on stream, these supplies will be covered with gas derived from Eni’s wide and diversified portfolio of supply contracts.
In 2004 sales in European markets amounted to 28.5 billion cubic meters, including sales through affiliates; in particular: (i) 17.5 billion related to sales in target markets, among which the Iberian Peninsula (4.3 billion, of which 1.4 billion to the Spanish electric company Iberdrola and 0.70 billion cubic meters of LNG treated at the liquefaction plant of Nigeria LNG Ltd - Eni’s interest 10.4%), Germany (4 billion), Hungary (3.4 billion), Northern Europe (2.9 billion), Turkey (1.7 billion), France (0.70 billion cubic meters of LNG treated at the liquefaction plant of Nigeria LNG); (ii) over 10.4 billion related to the above-mentioned supply contracts with Italian operators in the natural gas sector.

Sales outside Europe
In 2004 Eni sold on extra-European markets 1.9 billion cubic meters of natural gas, including Eni’s share of sales of affiliates, in particular: (i) 1.6 billion cubic meters in Argentina (1.1 billion by Eni’s subsidiary Distribuidora de Gas Cuyana and 0.5 by Eni’s affiliate Distribuidora de Gas del Centro); (ii) 0.1 billion cubic meters in Brazil, through its subsidiary Gas Brasiliano Distribuidora; (iii) 0.2 billion cubic meters treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) sold on the US market.

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development projects

Eni is engaged in various development projects concerning the sale of natural gas in European markets and in the LNG business in order to compensate the lower growth opportunities on the domestic market, due to the limits set to operators by the sector regulation. In these European markets Eni can leverage on a favorable competitive positioning ensured by gas availability, access to infrastructure, long standing relations with producing countries and knowledge of markets. Eni intends to develop its presence also in the LNG business which provides interesting growth prospects, leveraging on the value of its assets, on its participation in liquefaction projects aimed at exploiting its natural gas reserves (mainly in North and West Africa, the Far East and Australia) and on the purchase of interests in regasification terminals located in strategic consumption markets (United States, United Kingdom, Far East).

GERMANY

Eni is present on the German natural gas market since late 2002 through GVS (Gasversorgung Süddeutschland GmbH) in which it acquired a 100% interest in joint venture with the German electricity operator EnBW. GVS is the sixth operator in the German gas market and the fourth in terms of volumes transported. Through a 1,863-kilometer long gas pipeline network (of these 1,750 are owned and 113 are managed) it transports and markets about 7 billion cubic meters of gas per year to local distribution companies serving about 750 municipalities in the south-western areas of the country.
In January 2005 Eni agreed a 14 year contract, starting in 2006, for the supply of 1.2 billion cubic meters/year of natural gas to the German company Wingas. The gas will be delivered at Eynatten at the German-Belgian border.
In 2008 Eni expects to sell over 6 billion cubic meters, of which 3.3 billion cubic meters of natural gas through GVS, corresponding to a 6% market share.

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IBERIAN PENINSULA

        Portugal
Eni operates on the Portuguese market through Galp Energia (Eni’s interest 33.34%). Eni and its other partners (the Portuguese Government with 34.81% and Energias de Portugal with 14.27%) are planning a restructuring of Galp’s activities. In 2004, Galp Energia sold about 4.4 billion cubic meters of natural gas to about 820,000 customers through a network of high, medium and low pressure pipelines about 11,700-kilometer long. Galp’s assets include among others interests in two import infrastructures, the Transmaghreb pipeline and the Sines LNG terminal, which provide an access to the Iberian market.

        Spain
Eni operates on the Spanish market through the Unión Fenosa Gas group (Eni’s interest 50%, the remaining 50% being held by Unión Fenosa SA) active in natural gas supply and sale to final users and to power generation companies. In 2004 natural gas sales of Unión Fenosa Gas amounted to 1.2 billion cubic meters. Unión Fenosa Gas active in LNG through an 80% interest in a liquefaction plant with a capacity of over 7 billion cubic meters per year, located at Damietta on the Egyptian coast that started operations in January 2005, and through a 7.36% interest in a liquefaction plant under construction in Oman, which is expected to start operations in 2006. In addition, it holds an 18.9% and a 42.5% interest in the El Ferrol and Sagunto regasification plants under construction, managed by the Reganosa and Saggas companies. The Sagunto plant is expected to start operations at the end of 2005, while the El Ferrol plant is expected to start operations in 2006.
Through Unión Fenosa Gas, Gas de Portugal and the development of direct sales, Eni targets to sell about 8 billion cubic meters by 2008 in the Iberian Peninsula, corresponding to an 18% market share.

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TURKEY - BLUE STREAM

Eni and Gazprom hold equal shares in Blue Stream Pipeline Company BV, which operates the Blue Stream transport system, that links the Russian (Dzhubga) to the Turkish (Samsun) coast of the Black Sea. The gasline transports natural gas produced in Russia which is sold jointly by Eni and Gazprom in Turkey to the Turkish company Botas under a long-term contract. In 2004 Botas withdrew approximately 3.2 billion cubic meters of natural gas (of which 1.6 billion were Eni’s share). Volumes transported and marketed will increase progressively in future years and are targeted to about 16 billion cubic meters per year (8 billion net to Eni) in 2010.

LNG

Eni is a party in various initiatives in the area of LNG. What follows is a description of the main ones.

        Nigeria
Eni holds a 10.4% interest in Nigeria LNG Ltd that manages the Bonny liquefaction plant for the treatment and export of LNG. The plant, made up of three treatment trains with an overall capacity of 11.2 billion cubic meters/year of liquefied natural gas is undergoing an upgrade by means of the installation of three further trains expected to be completed between 2005 and 2007, which will increase its capacity to 26.5 billion cubic meters by 2008.
Eni also takes part in a study for the construction of a liquefaction terminal at Brass on the Nigerian coast, about 100 kilometers west of Bonny. The plant will have a capacity of approximately 14 billion cubic meters/year of LNG (and 1.2 million tonnes/year of LPG). Natural gas supplies to this plant will derive from Eni’s production.

        Australia
Eni holds a 12.04% interest in the Bayu Undan project (see: “Exploration & Production - Development Projects”, above) which provides for the construction of a liquefaction plant for the production of approximately 4.5 billion cubic meters/year of LNG destined to the Japanese market.

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power generation	Eni, through EniPower, is one of the major operators in electricity generation on the Italian market. Operating since 2000, EniPower owns power stations located at Eni’s sites in Brindisi, Ferrera Erbognone, Livorno, Mantova, Ravenna, Ferrara and Taranto with installed capacity in operation of approximately 3.3 gigawatt at December 31, 2004.
In 2004, Eni sold 17 terawatthour of electricity, of which about 13.85 produced by EniPower, corresponding to over 5% of the Italian market, and 10 million tonnes of steam.
Eni is implementing a plan for expanding its electricity generation capacity targeting in 2007 an installed capacity of 5.3 gigawatts, corresponding about 10-11% of electricity generated in Italy at that date. Planned expenditure amounts to euro 2.2 billion, of this 1.6 already expensed. In 2004 the Ferrera Erbognone and Ravenna power stations started their full commercial operation, while construction is still underway at Brindisi, Mantova and Ferrara.
High efficiency, low environmental impact, reduced expenditure and construction times are the main features of these plants, which show interesting profitability prospects due to the expected increase in demand for electricity and the ability to operate in co-generation (combined electricity and steam generation). The co-generation mode has been acknowledged by the Authority for Electricity and Gas as a production mode that entails priority on the national dispatching network and the exemption from the purchase of “green certificates”[5].
Eni estimates that given the same amount of energy (electricity and heat) produced, EniPower power stations will allow to reduce emissions of carbon dioxide by approximately 11.8 million tonnes, as compared to emissions caused by conventional power stations. This amount corresponds to approximately 8% of the total carbon dioxide generation of the Italian thermoelectric segment in 2002. These power stations will also generate negligible amounts of particulate and sulphur oxides as well as very low emissions of nitric oxides. EniPower intends to become a cost leader in the Italian electricity industry thanks to the high technology content and optimal size the plants it is building. When fully operational in 2008, consumption of natural gas of Eni’s plants will reach over 6 billion cubic meters/year, supplied by Eni.

(5)	Article 11 of Legislative Decree No. 79/1999 concerning the opening up of the Italian electricity market obliges importers and producers of electricity from non renewable sources to input into the national electricity system a share of electricity produced from renewable sources set at 2% of electricity imported or produced from non renewable sources exceeding 100 gigawatt. Calculations are made on total amounts net of co-generation and own consumption. This obligation can be met also by purchasing volumes or rights from other producers employing renewable sources (the so called “green certificates”) to cover all or part of such 2% share. Legislative Decree No. 387/2003 established that from 2004 to 2006 the minimum amount of electricity from renewable sources to be input in the grid in the following year be increased by 0.35% per year. The Minister for Productive Activities, with decrees issued in consent with the Minister of the Environment will define further increases for the 2007-2009 and 2010-2012 periods.
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Natural gas supplies	(billion cubic meters)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	18.05	17.05	16.81	17.70	16.16	13.64	14.62	12.67	12.16	11.30
Russia for Italy	13.83	13.56	13.75	16.69	19.09	21.03	19.51	18.62	18.92	20.62
Russia for Turkey									0.63	1.60
Algeria	17.43	18.55	16.02	16.83	20.40	21.56	18.39	16.35	16.53	18.86
Netherlands	3.62	4.45	5.00	3.02	2.87	6.09	7.00	7.55	7.41	8.45
Norway							1.10	4.83	5.44	5.74
Croatia								0.31	0.65	0.68
United Kingdom								1.48	1.98	1.76
Hungary		2.80	2.79	2.73	2.67	2.67	3.11	3.05	3.56	3.57
Libya										0.55
Algeria (LNG)	0.05		1.89	1.99	2.06	2.01	1.79	1.92	1.98	1.27
Others (LNG)								0.30	0.72	1.00
Other supplies via gasline										0.08
Other supplies			0.01	0.01	0.01	0.02	0.03	0.03	0.04	0.04
Others outside Europe						0.94	0.96	0.96	1.14	1.20
Outside Italy	34.93	39.36	39.46	41.27	47.10	54.32	51.89	55.40	59.00	65.42
Total supplies	52.98	56.41	56.27	58.97	63.26	67.96	66.51	68.07	71.16	76.72
Withdrawals from (inputs to) storage						(2.43)	0.13	(1.43)	0.84	0.93
Network losses and measurement differences	(0.43)	(0.38)	(0.33)	(0.56)	(0.34)	(0.90)	(0.92)	(0.50)	(0.61)	(0.52)
Available for sale	52.55	56.03	55.94	58.41	62.92	64.63	65.72	66.14	71.39	77.13

Natural gas sales	(billion cubic meters)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	52.55	53.23	53.10	55.62	60.19	57.82	56.74	50.43	50.86	50.39
Wholesalers	19.77	20.77	19.97	21.59	22.68	20.68	21.09	17.02	15.36	14.18
Gas release										0.54
End customers	32.78	32.46	33.13	34.03	37.51	37.14	35.65	33.41	35.50	35.67
Industrial users	16.96	16.72	17.02	17.11	17.84	18.37	18.53	14.43	13.17	12.39
Thermoelectric users	9.79	9.47	10.14	10.47	13.01	12.27	12.21	12.48	15.03	15.92
Residential	6.03	6.27	5.97	6.45	6.66	6.50	4.91	6.50	7.30	7.36
Rest of Europe		2.80	2.84	2.79	2.73	3.90	6.05	12.77	17.54	21.87
Outside Europe						0.91	0.93	0.92	1.09	1.17
Total sales to third parties	52.55	56.03	55.94	58.41	62.92	62.63	63.72	64.12	69.49	73.43
Own consumption						2.00	2.00	2.02	1.90	3.70
Total sales to third parties and own consumption	52.55	56.03	55.94	58.41	62.92	64.63	65.72	66.14	71.39	77.13
Sales of natural gas of Eni’s affiliates (net to Eni)	0.11	0.11	0.13	0.16	0.16	0.87	1.38	2.40	6.94	7.32
Europe						0.41	0.93	1.93	6.23	6.60
Outside Europe	0.11	0.11	0.13	0.16	0.16	0.46	0.45	0.47	0.71	0.72
Total sales of natural gas	52.66	56.14	56.07	58.57	63.08	65.50	67.10	68.54	78.33	84.45

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Natural gas transported in Italy (1)	(billion cubic meters)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Eni	52.55	53.23	53.14	55.69	59.67	63.73	58.17	54.56	51.74	52.15
Third parties	1.48	2.42	4.35	6.07	6.90	9.45	11.41	19.11	24.63	28.26
Enel		0.52	2.48	4.04	4.50	6.27	6.28	8.28	9.18	9.25
Edison Gas				1.27	1.52	2.10	2.98	4.61	7.49	8.00
Other	1.48	1.90	1.87	0.76	0.88	1.08	2.15	6.22	7.96	11.01
	54.03	55.65	57.49	61.76	66.57	73.18	69.58	74.40	76.37	80.41

(1)	Include volumes input to domestic storage.

Transport infrastructure
Route	Length of main line (km)	Lines (units)	Diameter (inch)	Pressure min-max (bar)	Transport capacity (mn cm/d)	Transit capacity (mn cm/d)	Compressor stations (units)

Italy
Mazara del Vallo-Minerbio (under upgrading)	1,540	2/3	48/42	75	87.0		7
Tarvisio-Sergnano-Minerbio (under upgrading)	445	2/3	48/42/36/34	58/70	84.4		2
Passo Gries-Mortara	177	2	48/34	54/75	57.5		1
Outside Italy (1) (2)
TENP (Bocholtz-Wallbach)	500	1+1 468 km	36/38/40		66.0	44.0	4
Transitgas (Rodersdorf-Lostorf)	165	1+1 71 km + one 55 km	36/48		76.5	61.0	1
TAG (Baumgarten-Tarvisio) (under upgrading)	380	2+1 258 km	36/38/40/42		95.7	81.3	3
TTPC (Oued Saf Saf-Cap Bon)	371	2	48		79.3	78.2	3
TMPC (Cap Bon-Mazara del Vallo)	155	5	20/26		101.0	101.0
Greenstream (Mellitah-Gela) (3)	520	1	32		24.4	24.4	1
Blue Stream (Beregovaya-Samsun) (3)	391	1+1 383 km	24		49.0	49.0	1

(1)	As of December 31, 2004.
(2)	Capacity is related to standard conditions: pressure 1.01325 bar; temperature 288.15 K.
(3)	Data relate to full operation of the transport system.

Transport capacity includes both transit capacity and maximum daily volumes of natural gas destined to local markets and withdrawn at various points along the pipeline.
Transit capacity is the maximum daily volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.

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EniPower power stations
	Installed capacity at 2004 year end	Installed capacity in full operation (2007)	Effective/planned start-up	Fuel	Full production of electricity (2008)	Full production of steam (2008)
Power stations	(MW)	(MW)			(TWh/y)	(mn t/y)

Brindisi	302	1,321	2006	gas	7.6	1.4
Ferrera Erbognone (Pavia)	1,030	1,030	2004	gas/syngas	6.7	1.3
Livorno	199	199	2000	gas	1.4	1.8
Mantova	505	836	2005	gas	4.9	2.8
Ravenna	1,097	972	2004	gas	6.5	2.0
Taranto	87	75	2000	gas	0.4	1.2
Ferrara	80	841	2007	gas	5.0	0.9
	3,300	5,274			32.5	11.4

Full installed capacity net of standstill of obsolete plants.

Power generation
2000	2001	2002	2003	2004

Purchases
Natural gas	(mn cm)	827	784	819	940	2,617
Other fuels	(th toe)	842	936	885	847	695
Sales
Electricity production sold	(TWh)	4.77	4.99	5.00	5.55	13.85
Electricity trading	(TWh)		1.56	1.74	3.10	3.10
Steam production sold	(th t)	9,535	10,025	9,302	9,303	10,040
Installed generation capacity	(GW)	1.0	1.0	1.0	1.9	3.3

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refining & marketing

STRATEGIES
Improve the competitive
positioning of the refining system

Enhance Italian distribution
network by promoting customer loyalty
and developing non oil activities

Launch innovative fuels
in terms of environmental results and
engine performance

Continue expansion
in selected European regions

Intensify efficiency
and competitivity improvement actions

Eni is engaged in the refining and marketing of refined products mainly in Italy and the rest of Europe. In distribution, with its Agip and IP brands, Eni is market leader in Italy. In 2004, Eni’s sales of refined products amounted to 53.5 million tonnes, of which 30.7 million tonnes in Italy. At December 31, 2004 Eni’s intake processing (on own account and for third parties) in wholly-owned refineries was 26.8 million tonnes with full utilization of balanced capacity.
The scenario of refining in Europe in future years will be characterized by: (i) decline in gasoline consumption in favor of diesel fuel, related to the renewal of the car fleet that favors diesel cars; (ii) progressive substitution of fuel oil with natural gas; (iii) increase in differential between light and heavy crudes that favors high conversion capacity refineries; (iv) the evolution of European fuel specifications as concerns sulphur content (50 ppm from 2005 and 10 ppm from 2009). In this context Eni intends to strengthen its competitive positioning by increasing the conversion capacity and flexibility of its refineries in order to upgrade its production to meet European environmental standards and differentiate its range of products dedicated to specific market segments.
Eni intends to continue the process of requalification and strategic repositioning of its distribution network in Italy in order to reach European standards in terms of average throughput and services to customers. In this area Eni intends to increase its offer of diversified fuels with low environmental impact and to promote customer loyalty initiatives and develop non oil activities. In the rest of Europe Eni intends to strengthen its position in target areas where it can obtain logistical and operating synergies and exploit the well-known Agip brand. Sales volumes will be increased by buying or leasing well equipped and high throughput services stations and building new ones.
Eni will intensify its efforts for efficiency improvement in all its business lines.

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MAIN RESULTS

Within its strategy of improving fuel quality Eni launched the new BluSuper gasoline which reduces polluting emissions and guarantees better engine performance. This fuel anticipates the new EU requirements in force from 2009

The average throughput of Agip branded service stations in Italy increased by 4.5% (from 2.4 to 2.5 million liters) due to the network rationalization process, the commercial success of new fuels and of the Do-It-Yourself campaign that at year end had 3.8 million customers provided with fidelity cards

Within Eni’s initiatives for developing non oil activities, 103 service stations entered new franchising agreements under the “AgipCafè®” catering format

Retail sales of fuels on Eni’s network in the rest of Europe reached 4.4 billion liters, with a 15% increase over 2003 as a consequence of a selective development strategy in markets with interesting growth prospects where Eni can leverage on its well known brand name and on logistic and operational synergies

Eni sold its entire interest in Agip do Brasil, operating in the distribution of refined products through over 1,500 service stations and of bottled LPG

In April 2005 Eni defined an agreement for the sale of its 90% interest in Italiana Petroli (IP) with a call-and-put option for the remaining 10% to be exercised in the second half of 2010. The transaction amounts to euro 186 million for 100% of the shares and will be submitted to the approval of the Italian Antitrust Authority. In 2004 IP sold 2.6 billion liters of fuels with an average throughput of 896,000 liters; at year end IP’s network included 2,915 service stations, of these approximately 2,700 were leased

Main financial data	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net sales from operations	10,594	11,326	11,834	10,374	14,415	25,462	22,083	21,546	22,148	26,094
Operating income	456	214	578	730	478	986	985	321	583	965
Capital expenditure	520	584	495	586	524	533	496	550	730	669
Investments	40	48	17	282	2	570	51	54	10	46

Main operating data
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Oil products available from processing	(mn ton)	38.10	37.80	36.40	40.10	38.31	38.89	37.78	35.55	33.52	35.75
Sales of petroleum products	(mn ton)	51.90	51.36	51.60	54.19	51.82	53.46	53.24	52.24	50.43	53.54
Italy	(mn ton)	37.62	37.56	36.15	36.00	35.45	35.54	34.99	31.54	29.76	30.69
Outside Italy	(mn ton)	14.28	13.80	15.45	18.19	16.37	17.92	18.25	20.70	20.67	22.85
Service stations at period end (in Italy and outside Italy)	(units)	13,529	13,150	12,756	12,984	12,489	12,085	11,707	10,762	10,647	9,140
Average throughput (in Italy and outside Italy)	(th liters/y)	1,431	1,448	1,463	1,512	1,543	1,555	1,621	1,674	1,771	1,967
Balanced refining capacity of wholly-owned refineries at period end	(th bbls/d)	824	664	664	664	664	664	664	504	504	504
Utilization rate of balanced refining capacity of wholly-owned refineries	(%)	86	87	94	103	96	99	97	99	100	100

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refining

Eni is engaged in refining activities in Italy and owns interests in refineries in Germany and the Czech Republic with a total refining capacity (balanced with conversion capacity) of 34 million tonnes (equal to 681,000 barrels/day) with 29.2 million tonnes capacity in Italy.

ITALY

Eni’s refining system in Italy is made up of five wholly owned refineries and a 50% interest in the Milazzo refinery in Sicily. In March 2005 Eni sold its 28% interest in Erg Raffinerie Mediterranee SpA (Priolo refinery) to Erg SpA. Eni’s wholly owned refineries in Italy had a balanced capacity of 25.2 million tonnes (equal to 504,000 barrels/day), corresponding to over a fourth of Italian capacity and a conversion capacity of approximately 16.4 million tonnes, with a 59.2% conversion equivalent capacity, one of the highest in Europe.
In 2004 total intake processing on own account amounted to 33.4 million tonnes (of these 8.1 million tonnes on refineries belonging to third parties, in particular Milazzo, Priolo and Saras). Total intake processing on wholly owned refineries amounted to 26.8 million tonnes with full utilization of balanced capacity.
Eni intends to consolidate its refining activity by: (i) increasing flexibility and conversion capacity with the aim of producing fuels adequate to demand and meeting European environmental standards, in particular Eni aims at increasing the conversion index of its wholly and partiality owned refineries in Italy from 61% in 2004 to 67% in 2008; (ii) reducing FOB refining capacity in order to dampen its exposition to the volatility of margins, typical of low complexity refineries located far from their end markets. The constant improvement in Eni’s refining system will allow it to increase its integration with the Exploration & Production segment in order to increase intake volumes of own crudes. The share of own crudes processed will increase from 33% in 2004 to over 36% in 2008.
Each of Eni’s Italian refineries is specialized based on its logistical configuration, geographic location and integration with other Eni business segments.
Sannazzaro, with a balanced primary refining capacity of 160,000 barrels/day and an equivalent conversion index of 42.5% is one of the most efficient refineries in Europe. Located in the south-west of the Po Valley, at the confluence of the rivers Po and Ticino, it produces mainly gasolines, gasoil and other light products for the supply of markets in north-western Italy, Switzerland and Bavaria. Besides its primary distillation plants, this refinery contains two catalytic reforming plants used to increase the octane number of gasolines, an isomerization plant and three desulfurization plants, which allow a high degree of flexibility of production related to market and environmental conditions. The conversion plants are: a fluid catalytic cracker (FCC), an HDCK middle distillate conversion, and a visbreaking thermal conversion unit. This refinery processes mainly oil from Russia, Africa and the North Sea, oil from Eni’s nearby Villafortuna field and, more recently, CPC Blend crude oil from the Caspian Sea carried through the CPC pipeline. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which

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links the Genova terminal with French speaking Switzerland and Bavaria. In 2004 works continued for the completion of the tar (heavy residue from visbreaking) gasification plant that will produce syngas that will be used to fire the nearby EniPower power station at Ferrera Erbognone.
In the medium term Eni plans an increase in the conversion capacity of this refinery by building a new hydrocracking unit (for the production of high quality diesel fuel, kerosene for aircrafts and lubricant bases for the Livorno refinery). Capital expenditure is expected to amount to euro 170 million.
Gela, with a balanced primary refining capacity of 100,000 barrels/day and an equivalent conversion index of 140.1% represents an upstream integrated pole with the production of heavy crudes obtained from nearby Eni fields offshore and onshore Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the southern coast of Sicily, it manufactures fuels for automotive use and residential heating purposes, as well as petrochemical feedstocks. Its high conversion level allows it to minimize the yield of fuel oil and semi-finished products. Besides its primary distillation plants, this refinery contains the following plants: an FCC unit with advanced technology for the conversion of low grade feedstocks and two coking plants for the vacuum conversion of heavy residues. All these plants are integrated in order to process heavy residues and feedstocks and manufacture valuable products. This refinery also contains modern residue and exhaust fume treatment plants which allow the complex to comply with the most exacting environmental standards. Oil and oil products are handled on land and by sea.
Taranto, with a balanced primary refining capacity of 90,000 barrels/day and an equivalent conversion index of 71.6%, can process a wide range of crudes and semi-finished products with great operational flexibility. It mainly produces fuels for automotive use and residential heating purposes for the south-eastern Italian markets. Besides its primary distillation plants, this refinery contains desulfurization plants and conversions plants such as: a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant, one of the most advanced plants in the world that allows to convert high sulphur content residues into valuable products with low environmental impact. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline; in 2004 a total of 2.3 million tonnes of this oil were processed.
In the medium term Eni plans an increase of the conversion capacity of this refinery through the conversion of one of the four RHU reactors into a hydrocracking plant for the manufacture of high quality diesel fuel and virgin naphtha destined to Eni’s Brindisi petrochemical plant. Planned expenditure amounts to approximately euro 60 million.
Livorno, with a balanced primary refining capacity of 84,000 barrels/day and an equivalent conversion index of 11.4%, manufactures mainly gasolines, fuel oil for bunkering, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains two gasoline treatment plants, an isomerization plant and an octanization plant for the manufacture of highly environmental friendly gasolines, as well an advanced solvex cycle for lubricant manufacture. Its pipeline links with the local harbor and with the Florence storage sites allow the Livorno facility to operate with great efficiency as concerns reception, handling and distribution of products.
Porto Marghera, with a balanced primary refining capacity of 70,000 barrels/day and an equivalent conversion index of 22.8%, produces mainly gasolines and other light products for the supply of markets in north-eastern Italy, Austria, Slovenia and Croatia. Besides its primary distillation plants, this refinery contains a gasoline treatment plant, octanization plants and a two-stage thermal conversion plant (visbreaking/thermal cracking) for increasing yields of valuable products.

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OUTSIDE ITALY

In Germany Eni holds an 8.3% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated industrial pole including the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70,000 barrels/day. Eni’s share of the production of the three integrated refineries and of the Schwedt refinery is mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.
Eni holds a 16.33% interest in Ceska Rafinerska which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic. Eni’s overall balanced conversion capacity from this refinery amounts to 27,000 barrels/day.
Eni is evaluating a restructuring of the Bayernoil refinery pole and the purchase of interests in strategically located refineries aimed at supporting growth in its distribution activities in the rest of Europe.

logistics

Eni is a leader in storage and transport of petroleum products in Italy. Its logistical integrated infrastructure consists of 12 directly managed storage sites and a network of petroleum product pipelines.
Eni holds interests in five companies established by the major Italian operators in the oil business in Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) aimed at reducing costs, increasing efficiency and providing integrated services to customers.
For the transport of refined products on land Eni also owns a pipeline network, integrated by leased pipelines extending over 3,210 kilometers, of these 1,513 are wholly owned.
Eni’s logistics system also makes use of a leased fleet of tanker ships and tanker trucks for the distribution of refined products on the retail and wholesale markets.
Eni also holds a 65% interest in Costiero Gas Livorno, a company that operates an underground storage facility in Livorno with the capacity to store 45,000 cubic meters of propane.
Eni intends to improve the efficiency of its logistics system also through the creation of joint ventures and agreements with other oil companies. In the short term actions are planned on the logistics systems of Rome, Naples and Trieste with the aim of cutting costs and expenditures.

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marketing

Retail sales

ITALY

In 2004 Eni sold 13.8 billion liters of fuels and its market share was 36.3%. At December 31, 2004, Eni’s retail distribution network consisted of 7,244 service stations (60% of which under the Agip brand).
Eni is implementing a process of requalification and strategic repositioning of its distribution network in Italy with the objective to reach European standards in terms of throughput and services provided to customers. To this end it intends to promote initiatives aimed at developing customer loyalty and developing non oil activities (catering and convenience stores) and to offer a range of different fuels. Eni targets for 2008 an Agip branded network consisting of 4,270 service stations with average throughput of about 2.8 million liters.

In 2004 Eni started to sell the new BluSuper gasoline, which guarantees better engine performance and efficiency and reduces polluting emissions, thanks to its high antidetonating power resulting from a higher octane number (98 as compared to 95 of ordinary gasolines) and its lack of sulfur. BluSuper complements BluDiesel, sold since 2002, and is part of Eni’s strategy to improve the quality of its fuels, anticipating their compliance with EU regulations (mandatory from 2009) and targeting its offer to customers’ requirements, leveraging on Eni’s integrated refining-logistics-distribution system. In 2004 BluSuper sales amounted to 83 million liters. At year end Agip branded service stations selling BluSuper were about 1,000 corresponding to about 23% of the network.

In 2004 markets confirmed the success of BluDiesel, with sales of 1.2 billion liters (up 37.8% over 2003), corresponding to 21% of total diesel fuel volumes sold on the Agip branded network (16% in 2003) and to 7% of all diesel fuel sales on the Italian market (5.2% in 2003). At the end of 2004 about 3,900 Agip branded service stations were selling BluDiesel, corresponding to about 90% of the Agip network.

In 2004 Eni carried out a Do-It-Yourself campaign which allowed customers accessing self-service outlets provided with an electronic card to obtain price discounts or gifts in proportion to the total amount of purchased fuel, plus a bonus for the most loyal customers and long-distance drivers. At year end the number of cards distributed exceeded 3.8 million. The amount of fuel purchased with these cards was about 30% of all fuel sold on Agip branded service stations. Service stations participating in this initiative were approximately 3,200. Points registered by fidelity cards increased by about 50% over 2003.
Eni continued also its AgipMaxi promotional initiative addressed to truck drivers who purchase diesel fuel at the approximately 800 Agip branded service stations participating in the program. Active fidelity cards were over 38,000.
The improvement in the quality of service to customers led to a further expansion of the automation process of the domestic network. At December 31, 2004 nearly all Agip branded service stations were provided with a corporate credit card system.
In 2004 Eni continued the development of the European Multicard Routex paying card

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addressed to professional transport (transporters and car fleets) with sales of 1.4 billion liters (up 9.2% over 2003), while the number of customers provided with this card increased by about 3,000 to 45,000 users at year end. Multicard is used internationally and is part of the international Routex consortium, made up by four oil companies.
Eni continued the development of its non oil retail activities aimed at promoting the development of its network in line with European standards, such as the diffusion of self-service facilities, high-tech car care systems, catering services and innovative commercial outlets. To this end Eni owns master franchisor rights with exclusive rights for the oil sector for some international brands of the restaurant and catering sector.
In 2004, a total of 103 new affiliations were added to the AgipCafè® branded outlets launched in 2003, and by year end 207 franchises were active, while 2 new Pans & Co outlets and 7 new convenience stores under the “SpazioAgip” brand name were opened. A total of 88 new car-wash facilities were opened on Agip branded service stations.
In the next four years Eni intends to continue the development of its non oil activities and expects to provide 70% of its Agip branded network with these structures by 2008 (50% in 2004).

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OUTSIDE ITALY

Following the divestment of distribution activities in Brazil (which included over 1,500 service stations and LPG activities) at December 31, 2004, Eni’s retail distribution network outside Italy was represented by 1,896 service stations located only in the rest of Europe. In 2004, retail sales of fuels in the rest of Europe amounted to 4.4 billion liters, increasing by about 15% over 2003. Average throughput was 2.4 million liters. The areas were Eni’s presence is relevant are south-central Germany, Spain, Austria, Switzerland and south-western France.
Eni intends to develop or consolidate its presence in these countries, where it can leverage on its well known brand name and on logistic and operational synergies.
By 2008 Eni intends to reach sales volumes of about 7 billion liters and an average throughput of 2.8 million liters in the rest of Europe by purchasing, leasing and building service stations. Non oil activities outside Italy is performed under the “CiaoAgip” brand name in 1,100 service stations, of these 353 are in Germany and 163 in France.

Wholesale marketing and other sales

Eni sells gasolines and fuels for automotive use and for heating purposes, fuels for agricultural vehicles and for vessels, gasolines and fuel oil. Major customers are wholesalers, the agricultural and manufacturing industries, public utilities and transports. Agricultural customers and fishing fleets are supplied directly at 60 agricultural centers and 100 owned or leased marine fuel outlets.

Eni provides its customers with its experience in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes Advancediesel and Biodiesel (with very low content of hydrogen sulphide, particulates and carbon dioxide) especially targeted for public and private transports and heating.
Customer care is provided by a very widespread commercial and logistical organization present all over Italy and articulated in local sales offices aided by a network of agents, sales persons and concessionaires.
Eni also sells jet fuel directly at 38 airports, of which 27 in Italy, and marine fuel (bunkering) directly at 38 ports, of which 23 in Italy.

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other businesses

LPG
In Italy Eni is a leader in the manufacture, distribution and sale of LPG. In 2004 Eni sold 676,000 tonnes of LPG for heating and automotive use, with a 19.1% market share. Additional 400,000 tonnes of LPG were sold through other channels mainly to oil companies and traders.
LPG activities in Italy derive their products from 5 Italian refineries and from imports received at the 3 coastal storage sites located in Livorno, Naples and Ravenna.
Product availability and customer requirements are met also with other 10 owned plants/storage sites in Italy and 45 contracts for bottling and storage with third parties’ facilities.
Eni’s LPG sales network is organized over seven sale areas with 19 direct sales offices, 17 agencies and 26 concessionaires. Products are sold also to over 145,000 customers owning small tanks, while the sale network of LPG bottles includes over 12,000 outlets.
In the past few years LPG pipelines were developed and over 12,000 customers are served through direct links with 95 storage facilities.
Following the sale of LPG activities in Brazil, Eni is present only in Ecuador with a 36.6% market share in 2004.

Lubricants
Eni operates 10 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East.
In Italy Eni is a market leader in lubricants with the manufacturing of base oils and with a range of products including over 650 different blends. Eni masters international state-of-the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). Base oils are manufactured primarily at its refinery in Livorno. Eni owns a 33% interest in Viscolube, the main facility in Italy for the reprocessing of used oils. Eni owns two facilities for the production of additives and solvents. In 2004, retail and wholesale sales in Italy amounted to over 142,000 tonnes with a 25.8% market share. Eni also sold approximately 5,000 tonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 110,000 tonnes, of these about 50% were registered in Europe (mainly Germany, Netherlands and Spain) and 26% in the Americas (mainly United States and Argentina).

Oxygenates
Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells about 2 million tonnes/year of oxygenates mainly MTBE (8% of world demand) and methanol. About 71% of products are manufactured in Eni’s plants in Ravenna, Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), the remaining 29% is bought. In Venezuela Eni plans to convert its MTBE plants to the manufacture of isoethane, due to the environmental problems posed by MTBE.

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Refining system in 2004
Ownership share	Conversion equivalent	Primary balanced refining capacity Eni share	Primary balance refining capacity total	Fluid catalytic cracking FCC	Residue Conversion	Go-Finer	Mild Hydro- cracking/ Hydro- cracking	Visbreaking/ Thermal Cracking	Coking
	(%)	(%)	(bbls/d)	(bbls/d)	(bbls/d)	(bbls/d)	(bbls/d)	(bbls/d)	(bbls/d)	(bbls/d)

Wholly owned refineries		59.2	504	504	69	20	34	28	85	47
Italy
Sannazzaro	100.0	42.5	160	160	34			28	28
Gela	100.0	140.1	100	100	35		34			47
Taranto	100.0	71.6	90	90		20			35
Livorno	100.0	11.4	84	84
Porto Marghera	100.0	22.8	70	70					22

Partially owned refineries (1)		49.7	177	804	169	24	27	54	97
Italy
Milazzo	50.0	69.6	80	160	38	24		32
Germany			-
Ingolstadt/Vohburg/Neustadt (Bayernoil)	20.0	32.6	52	258	58				33
Schwedt	8.3	41.8	19	223	49		27		49
Czech Republic			-
Kralupy and Litvinov (Ceska Rafinerska)	16.3	28.8	27	163	24			22	14
Total Refineries		56.7	681	1,308	238	44	62	82	181	47

(1)	Capacity of conversion plants is 100%.

Refining capacity
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Balanced capacity at period end (1)	(th bbls/d)	977	897	853	859	859	859	814	654	681	681
Balanced capacity of wholly-owned refineries at period end	(th bbls/d)	824	664	664	664	664	664	664	504	504	504
Processing at wholly-owned refineries	(th bbls/d)	712	718	621	681	640	659	645	501	502	535
Balanced capacity utilization of wholly-owned refineries	(%)	86	87	94	103	96	99	97	99	100	100

(1)	Eni’s share.

Petroleum products availability	(million tons)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy
Products processed in wholly-owned refineries	35.60	35.90	31.10	34.05	32.00	32.93	32.24	30.09	25.09	26.75
Products processed for third parties	(3.60)	(3.50)	(3.50)	(3.24)	(2.78)	(3.41)	(1.45)	(1.88)	(1.72)	(1.50)
Products processed in non owned refineries	4.80	4.80	8.00	7.90	8.08	8.41	5.92	6.27	8.43	8.10
Products consumed and lost	(2.00)	(2.00)	(2.00)	(1.94)	(2.07)	(2.11)	(1.95)	(1.91)	(1.64)	(1.64)
Products available	34.80	35.20	33.60	36.77	35.23	35.82	34.76	32.57	30.16	31.71
Purchases of finished products and change in inventories	5.92	5.16	6.75	5.74	5.45	4.30	5.19	6.27	5.86	5.07
Finished products transferred to foreign cycle	(3.10)	(2.80)	(4.20)	(6.51)	(5.23)	(4.58)	(4.96)	(5.56)	(5.19)	(5.03)
Consumption for power production								(1.74)	(1.07)	(1.06)
Sales	37.62	37.56	36.15	36.00	35.45	35.54	34.99	31.54	29.76	30.69
Outside Italy
Products available	3.30	2.60	2.80	3.33	3.08	3.07	3.02	2.98	3.36	4.04
Purchases and change in inventories	7.88	8.40	8.45	8.35	8.06	10.27	10.27	12.16	12.12	13.78
Finished products transferred from Italian cycle	3.10	2.80	4.20	6.51	5.23	4.58	4.96	5.56	5.19	5.03
Sales	14.28	13.80	15.45	18.19	16.37	17.92	18.25	20.70	20.67	22.85
Sales in Italy and outside Italy	51.90	51.36	51.60	54.19	51.82	53.46	53.24	52.24	50.43	53.54

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Oil products sales in Italy and outside Italy	(million tons)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Retail sales	12.60	12.38	12.09	12.02	11.85	11.57	11.64	11.14	10.99	10.93
Wholesale sales	13.30	12.10	11.30	11.73	11.42	11.10	11.24	10.64	10.35	10.70
	25.90	24.48	23.39	23.75	23.27	22.67	22.88	21.78	21.34	21.63
Petrochemicals	6.61	6.18	5.97	5.75	5.38	4.93	4.23	3.82	2.79	3.05
Other sales (1)	5.11	6.90	6.79	6.50	6.80	7.94	7.88	5.94	5.63	6.01
Sales in Italy	37.62	37.56	36.15	36.00	35.45	35.54	34.99	31.54	29.76	30.69
Retail sales rest of Europe			2.25	2.35	2.36	2.35	2.47	2.57	3.02	3.47
Retail sales Africa and Brazil			0.68	1.11	1.55	1.43	1.71	1.44	1.18	0.57
	3.10	3.07	2.93	3.46	3.91	3.78	4.18	4.01	4.20	4.04
Wholesale sales	6.31	6.25	6.17	6.20	6.40	5.46	5.55	5.65	6.01	5.30
	9.41	9.32	9.10	9.66	10.31	9.24	9.73	9.66	10.21	9.34
Other sales (1)	4.87	4.48	6.35	8.53	6.06	8.68	8.52	11.04	10.46	13.51
Sales outside Italy	14.28	13.80	15.45	18.19	16.37	17.92	18.25	20.70	20.67	22.85
	51.90	51.36	51.60	54.19	51.82	53.46	53.24	52.24	50.43	53.54

(1)	Includes bunkering, consumption for power production (until 2001) and sales to oil companies. From 2002, includes also sales of MTBE.

Number of service stations	(units)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	11,234	10,958	10,615	9,828	9,425	9,045	8,351	7,710	7,290	7,244
of which ordinary stations	10,955	10,686	10,345	9,563	9,160	8,783	8,157	7,546	7,134	7,097
of which highway stations	279	272	270	265	265	262	194	164	156	147
Outside Italy	2,295	2,192	2,141	3,156	3,064	3,040	3,356	3,052	3,357	1,896
Central Europe	1,328	1,169	1,112	1,081	1,044	1,007	988	1,013	1,230	1,309
Iberian Peninsula	147	167	186	192	200	201	202	198	357	356
Eastern Europe	66	93	121	142	145	165	185	223	226	231
Africa	754	763	722	685	593	262	262
Latin America				1,056	1,082	1,405	1,719	1,618	1,544
	13,529	13,150	12,756	12,984	12,489	12,085	11,707	10,762	10,647	9,140

Average throughput	(thousand liters/number of service stations)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	1,382	1,376	1,405	1,475	1,530	1,565	1,643	1,707	1,813	1,863
Rest of Europe			2,042	2,141	2,200	2,210	2,303	2,276	2,378	2,393
Brazil				1,122	1,074	856	914	967	942
Africa			926	1,080	1,079	1,515	1,943
Average throughput outside Italy	1,665	1,824	1,753	1,661	1,586	1,524	1,563	1,585	1,671	2,393
Average throughput	1,431	1,448	1,463	1,512	1,543	1,555	1,621	1,674	1,771	1,967

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Market shares in Italy	(%)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Retail	45.9	45.2	43.4	41.7	41.0	40.2	39.7	37.5	36.6	36.3
Gasoline	46.6	45.6	43.9	42.4	41.4	40.6	40.1	37.7	36.2	35.5
Gasoil	46.3	45.5	43.3	42.3	41.7	41.3	40.9	38.6	38.4	38.2
LPG (automotive)	32.6	36.0	37.7	27.9	28.3	26.6	25.4	23.8	22.0	20.0
Wholesale	25.7	23.7	23.1	23.3	24.4	24.0	25.6	23.9	24.1	27.0
Gasoil	42.4	37.3	35.5	35.5	35.0	34.5	35.4	34.7	33.1	33.0
Fuel oil	14.6	13.1	11.0	10.8	11.6	12.9	14.9	13.3	12.6	17.7
Domestic market share	32.7	31.2	30.5	30.1	30.9	30.4	31.5	29.5	29.5	31.3
Total market share (retail + wholesale)
Gasoline	46.9	45.8	43.9	43.6	42.2	41.3	40.8	38.3	36.8	36.0
Gasoil	43.9	40.5	38.6	38.5	38.0	37.6	38.1	36.8	35.9	35.9
LPG	29.0	30.0	29.8	24.8	22.9	22.0	22.0	20.9	19.4	19.1

Retail market shares outside Italy	(%)
1998	1999	2000	2001	2002	2003	2004

Central Europe
Austria	8.1	7.7	7.1	7.7	8.1	8.2	8.0
Switzerland	6.4	6.6	6.8	6.4	6.0	5.7	5.7
Germany	2.6	2.6	2.6	2.7	2.6	3.1	3.8
France	0.4	0.4	0.4	0.6	0.8	1.1	1.2
Eastern Europe
Hungary	4.5	4.3	4.1	4.5	6.1	6.7	6.4
Czech Republic	4.2	4.3	4.3	4.3	5.7	4.9	5.2
Romania	1.0	0.9	1.0	1.1	1.1	0.9	..
Iberian Peninsula
Spain	1.7	1.7	1.8	1.6	1.6	2.2	3.0
Portugal	2.1	2.0	1.7	1.6	1.5	0.9	1.0
Africa
Nigeria	6.6	8.6	8.9	9.7	-	-	-
Zambia	9.3	9.9	6.9	9.7	-	-	-
South America
Brazil	2.3	2.8	2.6	3.8	3.9	4.2	-

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oilfield services construction and engineering

STRATEGIES
Consolidate competitive
positioning in the segment
of complex EPIC offshore projects

Exploit technological
and operational capabilities
in the area of gas-to-market
and of development
of deep offshore hydrocarbon fields

Develop presence
in the leased FPSO business
and in offshore LNG terminals

Improve efficiency
and operating flexibility

oilfield services and construction

Eni operates in oilfield services and construction through Saipem, a company listed on the Italian Stock Exchange (Eni’s interest 43%), operating in offshore and onshore drilling and construction, a world leader in the laying of underwater pipelines and the installation of offshore platforms, thanks to exclusive state-of-the-art technology and a world-class fleet of vessels, which has been upgraded with an investment plan amounting to over euro 1 billion started in 1997.
Saipem intends to consolidate its competitive positioning in the segment of large EPIC projects for the development of offshore and deep offshore hydrocarbon fields by leveraging on its technological and operational skills, engineering and project management capabilities and ability to operate in remote areas and hostile environments. With these qualifications Saipem can meet key success factors of this business represented by the ability to evaluate risks in the bidding phase, to manage efficiently the execution of projects and to optimize engineering activities by delocalizing support activities to low cost areas and creating local logistical bases.
Saipem intends to develop its operating and technical know-how in the gas-to-market segment, which includes projects of construction of offshore and onshore natural gas transmission systems, natural gas liquefaction and regasification plants – and the development of hydrocarbon fields in deep waters. It also intends to expand in the leased FPSO business, for which West Africa is the region with the most interesting opportunities, and in floating LNG treatment systems integrated for production, storage, transport and regasification.
Saipem intends to intensify efficiency improvement actions in all its activities, in particular by reducing supply and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles.

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Main financial data	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net sales from operations	1,179	1,447	1,647	1,705	1,467	1,310	1,961	3,149	4,231	4,306
Operating income	115	124	138	160	108	141	256	302	304	293
Capital expenditure	144	132	228	334	412	231	289	211	261	199
Investments	2			10			69	1,052	13
Order backlog at December 31	1,803	1,919	2,346	2,463	2,588	2,630	2,853	5,158	5,225	5,306
Offshore construction	720	759	1,043	900	1,363	1,312	1,229	3,276	3,265	3,303
Offshore drilling	131	412	454	748	622	582	546	550	499	317
Leased FPSO							184	170	142	117
Onshore construction	624	428	492	434	257	609	577	656	776	763
Onshore drilling	44	36	72	98	66	127	317	195	179	296
LNG								250	318	447
Maintenance								61	46	63
Infrastructure	284	284	285	283	280

Main operating data
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Offshore pipelines laid	(km)	1,067	804	1,610	2,009	979	276	781	1,798	1,409	1,634
Onshore pipelines laid	(km)	1,153	1,777	1,221	873	1,303	483	552	687	612	465
Offshore structures installed	(ton)	162,157	97,140	108,745	65,331	111,164	57,087	73,028	55,960	118,211	172,664
Onshore structures installed	(ton)	12,500	26,420	36,024	30,514	30,767	13,000	18,120	30,060	29,930	15,888
Offshore drilling	(km)	92	134	99	94	88	96	107	125	129	130
Onshore drilling	(km)	116	159	178	167	63	147	190	348	386	455
Offshore wells drilled	(units)	34	43	25	52	53	50	36	50	59	59
Onshore wells drilled	(units)	34	42	43	78	30	44	55	100	119	150

Business areas

OFFSHORE CONSTRUCTION

Saipem has gained a sound competitive positioning in the segment of large EPIC projects for the development of offshore hydrocarbon fields by integrating its technological and operational skills, supported by a world-class fleet, with engineering and project management capabilities acquired on the market (among which Bouygues Offshore, Moss Maritime, Petromarine, Idpe). The demand for these services is expected to increase in particular in West Africa, the Caspian Sea, the Far East, Russia and Asia Pacific, in accordance with plans for the development of hydrocarbon reserves announced by the major oil companies.
The development of offshore fields, especially in the deep offshore, is more and more frequently performed by means of floating production units (FPU), where Saipem has an excellent competitive positioning, while the demand for installation of fixed platforms is slowly declining. Among FPUs, FPSO vessels1 offer the best development prospects due to their storage capacity, which allows to develop fields remote from transmission infrastructure, and to their versatility, which allows at the end of the useful life of a field to relocate vessels on other fields thus expanding their useful life.
Saipem is recognized as one of the leading international companies for the design, procurement and installation of fixed platforms, in particular in the segment of ultra heavy lifting, thanks to the technical features of its vessels. It is a world leader in the laying

(1)	Other floating production units are semi-submersible platforms, tension leg platforms and submersible pipe alignment rigs.

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of large diameter long distance subsea pipelines and transport infrastructure both in conventional and deep offshore. Saipem has a relevant competitive positioning in the area of underwater development in the deep offshore, which includes laying of small diameter pipes, umbilical lines, risers and other subsea structures thanks to the design ability of its engineering structures and the installation capacity of its vessels.
Its offshore construction fleet is made up of 25 vessels and 45 robotized vehicles able to perform advanced subsea operations. Among its major vessels are: (i) Saipem 7000, semi-submersible vessel with dynamic positioning system, with 14,000 tonnes of lift capacity (the highest of this kind in the world), capable to lay pipelines using the J-lay technique to the maximum depth of 3,000 meters. This vessel has been used to lay the Blue Stream pipeline in the waters of the Black Sea at the record depth of 2,150 meters; (ii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iii) the Saipem 3000 multifunction vessel for the development of hydrocarbon fields, derived from the transformation of the Maxita, provided with cranes capable of lifting over 2,000 tonnes; (iv) the Semac semi-submersible vessel used for large diameter underwater pipe laying; (v) the Saibos FDS for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for vertical pipe laying to a depth of 2,000 meters.

Construction vessels
SAIPEM 7000	CASTORO 6
Semi-submersible crane and pipelaying (J-lay) DP vessel. Built in Italy (Trieste) by Fincantieri shipyards (1987).	Semi-submersible pipelay vessel (S-lay). Built in Italy (Trieste) by San Marco shipyards (1978).

Dimensions: Length: Breadth: Depth to main deck: Transit draft: Operational draft:	198 m 87 m 45 m 10.5 m 27.5 m	Dimensions: Length overall: Breadth: Depth to main deck: Operational draft: Deck load capacity:	152 m 65 m 29.8 m 7.8-15.5 m up to 3,600 t
Dynamic positioning: DP (AAA) Lloyds Register; IPD 3 R.I.Na.; Class 3 Norwegian Maritime Directorate notations. Power plant: total power plant 70,000 kW, 10,000 Volt; 12 diesel generators on heavy fuels divided in 4 fire segregated engine rooms; classified UMS. Ballast system: computer controlled system with simultaneous capabilities comprising 4 x 6,000 t/h ballast pumps, fully redundant. Lifting facilities main crane: 2 twin S 7000 model fully revolving bow mounted Amhoist cranes; main blocks tandem lift: 14,000 t; main block single lift: 7.000 t revolving at 40 m rad./41 m; tieback 6,000 t revolving at 45 m rad./50 m. Lowering capability to 450 m below sea level. Whip hook: 120 t revolving at 150 m rad. J-Lay system: pipe diameter range from 4" to 32"; main laying tension system 525 t with tensioners, up to 2,000 t with friction clamps; laying tower angle 90°-110°; number of welding stations: 1; pipe storage capacity up to 6,000 t. Maximum laying depth: 3,000 m.		Propulsion/positioning system: number of thrusters: 4 azimuthal variable pitch. Thruster capacity: 2,060 kW/37 t thrust. Pipe tensioning system: type of tensioners: Remacut DC electric; tensioner capacity: 3 x 110 t each; pipe diameter capacity: up 60". Pipe abandonment/retrieval system: type of winch: Tesmec DC electric; winch capacity: 300 t constant tension. Cranes/pipe handling system: number of cranes: 2 fully revolving; crane type: deck mounted; crane capacity: 60 t with 50 m boom. Maximum laying depth: 1,150 m.

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OFFSHORE DRILLING

Saipem provides offshore drilling services to oil companies mainly in key areas such as West Africa, the Middle East, the North Sea and North Africa. Its offshore drilling fleet consists of 10 advanced vessels properly equipped for its primary operations and some drilling plants installed on board of fixed offshore platforms. The technical features of its vessels allow Saipem to keep significant market positions in the most complex areas of deep and ultra deep waters. One of its most important offshore drilling vessels is the Saipem 10000, designed to explore and develop hydrocarbon reservoirs operating in excess of 3,000 meters water depth in full dynamic positioning. The ship has a storage capacity of 140,000 barrels and can maintain a steady operating position without anchor moorings by means of 6 computerized azimuth thrusters, which offset and correct the effect of wind, waves and current in real time. Capital expenditure for building this ship amounted to about dollar 300 million. The vessel is operating in ultra deep waters (over 1,000 meters) in West Africa.
Other relevant vessels are Scarabeo 5 and 7, third and fourth generation semi-submersible rigs able to operate at depths of 1,900 and 1,200 meters of water respectively.

LEASED FPSO

Saipem provides to oil companies services for the development of offshore hydrocarbon fields by leasing its fleet of FPSO vessels. Following its recent acquisitions (in particular Moss Maritime and Bouygues Offshore) Saipem significantly strengthened its design

Construction vessels
SEMAC 1		SAIBOS FDS
Semi-submersible pipelay barge. Built by Alabama Shipbuilding, Alabama USA (1976).		Multi-purpose monohull dynamically positioned crane and pipelay (J-lay) vessel. Built in Korea by Samsung (2000).
Dimensions: Length overall: Breadth overall: Depth to main deck: Maximum deck load:	148.5 m 54.9 m 2.8 m 5,700 t	Dimensions: Length overall: Breadth: Operational draft: Displacement: Payload:	156 m 30 m 12.4 m 26,608 t at operating draft 4,300 t at 7.40 draft
Pipelay equipment: 3 x 75 t tensioners, 11 work stations (welding, x-ray and field joint coating). Double jointing system with 8 work stations. Above water tie-in capability (optional). Dual lay welding line and ramp (optional). Abandonment and recovery winch: 275 t. Lifting facilities: fitted with 4 revolving pedestal cranes (1 x 318 t and 3 x 37 t) mounted at each corner of the main deck for pipe handling and general lifting. Pipe handling davits may also be mounted on the main deck to facilitate above water tie-ins. “S-lay” technique. Pipe diameter: max 60". Maximum laying depth: 600 m.		Dynamic Positioning: Dynpos Autro, Dynpos Autr, 2 DGPS, 2 Lras HIPAP - 2,500 m interfaces available for Taut Wire, Artemis, Fan Beam. Lifting capabilities: main crane AMClyde KPT660: main hook SWL: 600 t at 30 m, 300 t at 55 m; auxiliary cranes: 2 Liebherr CBO3100-50 Litronic SWL 50 t at 20 m, SWL 30 t at 38 m; 2 Liebherr RL-S 20/20 Litronic; starboard side fixed boom SWL 20 t at 20 m, portside telescopic boom SWL 15 t at 16 m. Pipelay equipment: 5 work stations + one in option; rigid pipe: 4 pipes string J-lay tower system, SWL 320 t, 3,000 m w.d., max. o.d. 22"; flexible pipe: laying through Gutter and 3 x retractable four tracks tensioners total SWL 270 t, max. i.d. 17". Assembly station has openings to allow the passage of 4 x 3 x 6 m special items.

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skills. The leasing of an FPSO represents an alternative to direct expenditure for oil companies. West Africa is the market with the highest expected growth rates due to the number of development projects announced or started-up by oil companies. Saipem’s main vessels are: (i) FPSO Firenze, a tanker ship which, after its conversion into a floating production and storage vessel, has been installed in Eni’s Aquila field, in the Adriatic Sea, where it operates at a depth of 850 meters; (ii) FPSO Mystras that has been installed since January 2004 in the Okono and Okpoho oil fields operated by Eni with a 100% interest in the deep offshore of Nigeria. Saipem intends to expand its market share in this business and plans to upgrade its offer by designing new generic FPSO vessels, designed and equipped in direct cooperation with the client in order to identify standard features that make the vessel easily employable in more than one development projects according to the client’s portfolio of assets.

ONSHORE CONSTRUCTION
Eni operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transmission systems (pipelines, compression stations, terminals). The demand for this kind of services from the oil industry is expected to increase in the medium term, in

Drilling vessels
PERRO NEGRO 5		SAIPEM 10000
Self elevating drilling platform (Jack up); National 1320 UE drilling plant. Built by Levingston Shipbuilding Company Orange, Texas USA (1981).		Ultra deep water drillship, self propelled, equipped with EWT (Extended Well Testing). Wirth GH 4500 EG 4200 drilling plant. Built in Korea by Samsung (2000).
Dimensions: Hull length: Beam: Depth: Length of legs (including footing): Operating performance: Drilling depth: Water depth max: Variable load:	60.8 m 56.5 m 6.7 m 126.1 m 6,500 m 90 m 1,500 tt	Dimensions: Length overall: Breadth, moulded: Depth, moulded: Operating draft: Displacement: Variable load: Oil storage capacity: Operating performance: Drilling depth: Water depth max:	228 m 42 m 19 m 12 m 96,455 t over 20,000 t 140,000 bbl 9,200 m 3,000 m

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particular long distance pipelines represent one of the favorite systems for linking production areas with their end markets, despite the increasing competition from other transport modes (LNG, GTL, etc). The main operation areas are the Caspian Sea, Russia’s Far East, Africa and the Middle East. Saipem intends to consolidate its competitive positioning in this segment by exploiting in particular the opportunities provided by remote areas, characterized by the lack of infrastructure, where it can leverage on its distinctive ability to operate in difficult contexts and to manage complex projects. Saipem is also capable of providing onshore services complementary to offshore operations, which represents a competitive advantage for the development of projects in areas such as the Caspian Sea.

ONSHORE DRILLING
Saipem operates in this area as main contractor for the major international oil companies.
Onshore drilling is conducted through 47 facilities located in Saudi Arabia, North Africa, Central Asia, Peru, Venezuela and Italy. Some of these facilities can drill to 10,000-meter depths in high pressure and high temperature environments. Saipem intends to focus its activities in areas where it has been present for a long time and to search opportunities in areas with proved development prospects such as Central Asia, the Middle East and North Africa.
Saipem can also exploit the opportunities provided by the emergence of new logistically demanding remote areas lacking infrastructure that require the ability to operate in hostile environmental conditions.

Drilling vessels
SCARABEO 5	SCARABEO 7
Semi-submersible drilling platform self propelled; Emsco C3 drilling plant. Built in Italy (Genova) by Fincantieri shipyards (1990).	Semi-submersible drilling platform self propelled; Wirth SH 3000 EG drilling plant. Built in Turkey by Tusla shipyard, (1999) and perfected in Italy (Palermo) by Fincantieri shipyards (1999).

Dimensions:
Pontoon length:
Pontoon breadth:
Pontoon height:
Main hull length:
Main hull breadth:
Main hull depth:

Operating performance:
Dynamic assisted mooring
Dynamic positioned mode
Maximum drilling depth:
Water depth max:
4,300 t variable deck load in all conditions, under the most stringent codes.	111 m 14.3 m 9.5 m 80.8 m 68.8 m 7.3 m up to 900 m w.d. up to 1,900 m w.d. 8,000 m 1,900 m
Dimensions:
Displacement:
Main deck width
Main deck length:
Main deck depth:
Variable deck load:

Operating performance:
Drilling depth W/5" DP:
Drilling depth:
Water depth max:
		Positioning system: automatic thruster assisted 8 leg mooring system.	38,100 t 61.3 m 77.5 m 4.5 m 4,000 t 25,000 ft 8,000 m 1,200 m

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LNG

Saipem operates in the LNG segment following its purchase of Bouygues Offshore and Moss Maritime which contributed their excellent competence in the LNG chain, complementary to the onshore and offshore transmission of natural gas. The markets offering the highest potential are Asia, Europe and the Americas. Services provided by Saipem include: (i) the onshore segment which shows interesting growth prospects, where Saipem holds interesting positions in the design and construction of regasification terminals, storage tanks and vessels; (ii) the offshore segment, that includes FSRU (Floating Storage Regasification Units) and FNLG (Floating Liquefaction plants for Natural Gas) integrated systems which show interesting growth prospects in the medium term due to their lower environmental impact and greater flexibility as compared to other systems. Saipem has the know-how to become a leader in this segment.

MAINTENANCE, MODIFICATION & OPERATION

Saipem is also present in the MMO business which complements the company’s activities and provide interesting growth prospects for the increasing tendency of oil companies to outsource these services (both routine work and upgrading/revamping) and for the development of remote areas for hydrocarbon production. Saipem is capable of seizing the opportunities provided by this segment by leveraging on its specialized know-how also as project manager, on its resources and network of logistical bases.

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Construction vessels
Name	Type	Laying technique	Transport/ lifting capability	Maximum laying depth	Pipelaying maximum diameter
			(t)	(m)	(inches)

Castoro 2	Derrick/lay barge		1,000		60
Castoro 6	Semi-submersible large diameter pipelay vessel	S	300	1,150	60
Castoro 8	Crane and pipelay vessel	S	2,177	600	60
Castoro 9	Launching/cargo barge		5,000
Castoro 10	Trench/pipelay barge			300	40
Castoro XI	Launching/cargo barge		15,000
Crawler	Derrick/lay barge		540		48
Saipem 3000	Multipurpose monohull crane, DP (J, S, reel-lay) and lifting vessel	Reel, J, S	2,200	3,000	6
S. 42	Launching/cargo barge		8,000
S. 44	Launching/cargo barge		30,000
S. 45	Launching/cargo barge		20,000
Saipem 7000	Semi-submersible crane and pipelaying (J-lay) DP vessel	J	14,000	3,000	32
Semac 1	Semi-submersible pipelay barge	S	318	600	58
BAR Protector	DP dive support vessel
Saibos FDS	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel for the development of hydrocarbon fields in deep water	J	600	2,000	24
Saibos 230	Mobile crane barge for small-diameter pipelaying
Saibos 103	Launching/cargo barge
BOS 600	Launching/cargo barge		30,000
BOS 355	Crane and pipelay vessel		540		48

Drilling vessels
Name	Type	Drilling plant	Maximum depth	Drilling maximum	Other	Crew number maximum
			(m)	(m)

Perro Negro 2	Self elevating, triangular, mobile drilling unit (Jack up)	Oilwell E 2000	90	6,500	Heliport provided	112
Perro Negro 3	Self elevating cantilever drilling platform (Jack up)	Ideco E 2100	90	6,000	Heliport provided	87
Perro Negro 4	Self elevating drilling platform (Jack up)	National 110 UE	45	5,000	Heliport provided	60
Perro Negro 5	Self elevating drilling platform (Jack up)	National 1320 UE	90	6,500	Heliport provided	72
Scarabeo 3	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided	90
Scarabeo 4	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided	90
Scarabeo 5	Semi-submersible drilling platform self propelled	Emsco C 3	1,900	8,000	Heliport provided	100
Scarabeo 6	Semi-submersible drilling platform self propelled	Oilwell E 3000	500	7,600	Heliport provided	91
Scarabeo 7	Semi-submersible drilling platform self propelled	Wirth SH 3000 EG	1,200	8,000	Heliport provided	107
Saipem 10000	Ultra deep water drillship, self propelled, dynamic positioning	Wirth GH 4500 EG	3,000	9,200	Oil storage capacity: 140,000 bbl; heliport provided	160

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oilfield services construction and engineering

STRATEGIES
Select projects
by balancing profitability
and risk profile

Develop qualified services
for large oil & gas projects
and expand role of Owner’s
Engineer for Eni

Expand portfolio
of proprietary technologies
as a competitive lever
and support for the growth
of Eni’s core business

Improve efficiency
and operating flexibility

engineering

Eni, through its subsidiary Snamprogetti (100% Eni), is one of the major international operators in engineering and contracting in the area of plants for hydrocarbon production, treatment and transmission, for the liquefaction and treatment of natural gas, for the conversion of heavy residues from conventional and non conventional crudes, for the chemical industry, for power generation, infrastructure and environmental protection.
Snamprogetti intends to strengthen its competitive positioning in the market segment of high complexity (in terms of size, execution and technology) EPC projects requiring a wide and integrated range of services, management capabilities, flexible organization and a continuous development of new technologies that can strengthen Snamprogetti’s competitive positioning. In order to attain this objective, Snamprogetti will therefore enhance its role of global contractor based on its distinctive skills in terms of execution capabilities, level of services provided and development of proprietary technologies.
It will focus its activity on market segments selected in such a way as to guarantee a good balance of profitability and risk profiles. In order to reduce the cyclicality of the segment of services for the oil and gas industry, it will expand its presence in the large infrastructure business in Italy, in particular in the transport system.
Snamprogetti intends to expand the provision of qualified services in the phases of front end loading of projects (feasibility studies, conceptual, basic, FEED engineering and project management) mainly to major clients and as a support to Eni’s investment plans. It will also intensify actions for improving efficiency and operating flexibility also through the rationalization of its operating structure, the development of low cost engineering centers, the optimization of procurement, the adoption of the most stringent international best practices in terms of working tools and methods and the hiring of highly qualified resources.
Snamprogetti continues to enhance its proprietary portfolio of technologies by means of support activities to the development on an industrial scale of technologies in strategic areas of interest of Eni, such as the conversion of heavy crudes and high pressure transmission of natural gas, and the development of know-how in the field of the manufacture of high quality fuels and in the area of natural gas upgrading (GTL, syngas, methanol, ammonia, urea).

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Main financial data	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net sales from operations	1,054	1,109	1,265	1,675	1,535	847	1,166	1,422	2,093	2,197
Operating income	29	35	31	38	41	3		(4)	7	(33)
Capital expenditure	7	11	9	20	13	14	15	22	17	10
Investments	1		1		42	22	5	3	9
Order backlog at December 31	2,232	2,455	2,834	2,471	1,851	4,008	4,084	4,907	4,180	3,215
Oil & Gas and Refining	1,272	1,161	1,638	892	803	520	697	1,950	1,487	1,450
Chemical complexes	461	861	778	1,066	454	463	465	673	503	146
Field upstream facilities and pipelines	478	417	363	459	554	593	610	299	597	398
Energy			46	45	38	138	96	54	31	19
Infrastructure						2,290	2,213	1,924	1,547	1,102
Aquater - Environmental Activities										88
Other	21	16	9	9	1	4	3	7	15	12

Business areas

PLANTS

Oil & Gas. Snamprogetti has the world class know-how to carry out the most complex and technologically advanced projects in the area of plants for hydrocarbon production, natural gas treatment and upgrading, (LNG; recovery and fractioning of natural gas liquids). Based on the capital expenditure plans announced by oil companies, Snamprogetti expects a strong growth in the demand for services in these areas. In particular the segment of transport and treatment of natural gas seems the most dynamic due to the progressive globalization of demand and supply of natural gas. Snamprogetti intends to consolidate its know-how in natural gas treatment, where capital expenditures for expanding liquefaction and regasification capacity of about 100-120 million tonnes/year of LNG (equivalent to 140-170 billion cubic meters/year) are expected in the next four years.

Refining. In this area Snamprogetti has a sound competitive positioning in conventional areas, having built a number of grass root refineries and refining units, and is a leader in the segment of plants for the hydroconversion and hydrotreatment of heavy residues and distillates. Snamprogetti intends to seize the growth opportunities of the business of plants for heavy residue conversion and production of clean fuels. Growth in this business is supported by the wider availability of heavy crudes and by the increasingly stringent environmental requirements on emissions established worldwide. At Eni’s Taranto refinery the first demonstration plant with 1,200 barrels/day capacity based on the Eni Slurry Technology is nearing completion. This technology has a high strategic value and

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aims at meeting the increasing demand for upgrading of heavy crudes and non conventional crudes (tar sands) and for conversion of refining residues (see: “Innovative Technologies” below).

Chemical complexes. Snamprogetti is active in the area of plants for the conversion of natural gas (syngas, GTL, hydrogen, ammonia, methanol and urea) and gas-to-chemicals (ethylene and ethane derivatives). The demand for syngas is markedly increasing for its application in the gas to liquids field for the manufacture of high quality diesel fuel from natural gas; in this segment, where syngas is a critical element Snamprogetti is at the technological frontier also thanks to its subsidiary Haldor Topsøe. Snamprogetti holds a sound position in the design and construction of plants for the production of nitrogen-based fertilizers and high-octane additives for gasoline (MTBE, ETBE, TAME and iso-octene/iso-octane), based on proprietary technologies. Snamprogetti intends to strengthen its competitive position in the segment of world scale plants for ammonia and urea production, demand for which is supported by increasing consumption in Asia, with capital expenditure in new capacity concentrated in areas where gas has a competitive price (Middle East, Africa, Latin America). Snamprogetti intends to seize the opportunities for the construction of plants for the manufacture of ethylene and petrochemical products from ethane, where relevant capital expenditure is expected in areas where feedstocks have a low price (especially the Middle East). In cooperation with an international partner Snamprogetti is engaged in the development of a technology for the manufacture of styrene from ethane (see: “Innovative Technologies” below).

Energy. Snamprogetti is active in the design and construction of combined cycle power stations also fired with refinery residues (IGCC - Integrated Gasification Combined Cycle). Snamprogetti intends to make use of the relevant know-how it acquired in the construction of EniPower power stations searching for new projects in Italy and outside Italy.

FIELD UPSTREAM FACILITIES AND PIPELINES

Snamprogetti holds relevant competitive positions in the design and construction of pipelines for the transmission of hydrocarbons, collection networks and upstream plants (construction of primary separation plants, gas and water injection systems, compression and pumping stations), the demand for which is expected to grow. Snamprogetti is developing new advanced technologies for high pressure transport of natural gas aimed at the exploitation of reserves located in remote areas (see: “Innovative Technologies” below).

INFRASTRUCTURE

Snamprogetti is active in the field of design and construction of great infrastructure in Italy. In particular it is working at the completion of the high speed/high capacity train tracks from Milan to Bologna.
The Italian market for great infrastructure shows interesting prospects after the approval of a 10-year plan for the construction of public works by the Italian Government. The types of works, their size, the introduction of simpler and faster authorization procedures, the modes of implementation of projects based on their critical variables (time, cost, quality and profitability) and the acknowledgement of the role of General Contractor are the elements on which Snamprogetti bases its efforts to win orders in this area, also in order to reduce the cyclicality of the demand for services from the oil and petrochemical industries.

AQUATER - ENVIRONMENTAL ACTIVITIES

Snamprogetti, through its Aquater - Environmental Activities division, is active in the field of projects for environmental remediation and reclamation, protection of the soil and integrated water systems in the framework of the optimization of compatibility of industrial development and environmental protection. The division provides a wide range of engineering services for the soil, the environment and natural resources and is active both as a consultant and as a main contractor in the area of environmental remediation, reclaiming of plants, waste management, water purification and civil works.

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new technologies

Eni is aware of the key role innovative technologies play in the future development of the hydrocarbon industry, it therefore intends to develop key technologies that can contribute to the establishment of competitive advantages and to the meeting of its long to medium term growth and profitability objectives. Research projects are selected according to a strict evaluation of their return and are carefully monitored in light of the maximization of the value of Eni’s project portfolio.
In the next four years Eni intends to invest over euro one billion in R&D, balancing projects aimed at reaching short term objectives for business units with group-wide projects aimed at strengthening medium to long term business sustainability. In particular the main focus of Eni’s R&D lines are: (i) reserve replacement and reduction of mineral risk; (ii) production from non conventional hydrocarbon reserves and optimal management of reserves with high hydrogen sulphide and sulphur content; (iii) expansion in the natural gas market and utilization of associated gas and gas located in remote areas; (iv) improvement of quality and performance of fuels in light of the evolution of engines to increasingly perfected and efficient systems with lower impact on air quality; (v) efficient use of fossil fuels through an improvement in refining yields and an optimal use of each fuel with reduced environmental impact; (vi) mitigation of greenhouse effect, through the capture and geological sequestration of carbon dioxide.

Eni intends to search global alliances in order to participate in research projects that have a longer horizon than the four-year plan. Follows a brief description of the main techniques applied or under development.

Hydrocarbon exploration and production

INNOVATIVE TECHNOLOGIES FOR SUBSOIL SURVEY

In order to prepare a geological model of fields as near as possible to reality aimed at the simulation and monitoring of fields, Eni developed significant industrial applications of highly innovative technologies. The main objective of these technologies is the reduction of mineral risk and the optimization of processes for extracting and recovering hydrocarbons.
New and relevant developments have been reached in the 3D Common Reflection Surface (CRS) Stack, Deep Migration Phase Shift Plus Interpolation (PSPI) and Kirchoff True Amplitude (KTA) proprietary technologies, which allowed to obtain significantly higher results than conventional technologies. The relevant improvement of the final seismic imaging and the higher density and precision of information on the characteristics of subsoils of fields (in Italy, the Gulf of Mexico, West and North Africa) allowed to reduce the risk associated to the definition of geological models in the field’s development phase.
Significant developments and industrial applications derived also from advanced technologies for modeling and monitoring fields, such as: the integrated workflow for the characterization and study of fractured systems, cross-well seismics, 4D or time lapse seismics to monitor the behavior of producing fields over time.

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DRILLING OF ADVANCED WELLS

Eni developed and applied at industrial level a series of technologies that allow to drill highly complex wells with greater operating efficiency. In particular, lean profile drilling, developed and patented by Eni, is applied in deep vertical and deviated wells especially in high pressure and high temperature environments allowing a reduction in time and costs and in environmental impact as it reduces the volume of rock handled. Wells obtained with this technique are high quality and low risk. The technique basically consists in reducing to a minimum the tolerance between the diameter of wells and their lining columns while keeping the production casing unchanged. The verticality and direction of the hole are guaranteed by innovative tools such as “Vertitrack” (former SDD, straight-hole drilling device) and “Autotrack” developed and applied by Eni in cooperation with Baker-Hughes. Lean drilling was successfully applied both in Italy (Val d’Agri, Trecate) and outside Italy (Tunisia, Algeria and Egypt) and entailed significant benefits such as higher safety and higher savings of costs and time. The application in Val d’Agri is a record lean drilling in highly deviated wells (a 13"3/8 casing in a 14"3/4 hole with inclination up to 60°).
In deep water drilling Eni’s innovative proprietary technology is the dual casing running which allows for simultaneous drilling of the first two superficial holes of a deep water well, the simultaneous lowering of the superficial casings and the cementing. The application of this technology allows for a significant reduction in time and costs and a perfect verticality of the two casings and the well head.

INNOVATIVE TECHNOLOGIES FOR THE TREATMENT OF FLUIDS

In the field of transmission and treatment of hydrocarbons Eni developed and applied innovative technologies with particular attention to multi-phase fluids (water, oil and/or gas) in order to optimize production and reduce its environmental impact. In particular, Eni successfully tested at its Cavone oil center a pilot plant for the removal of oils from layer waters which allows to reduce the residual concentration of hydrocarbons in water to less than 10 ppm, starting from an initial content of over 1,000 ppm. The system is based on the use of adsorbing polymers capable first to capture oil particles and then to release them favoring their coalescence and making them easier to separate. The system is currently being engineered in order to make it useable on platforms. Another ongoing project aims at optimizing new design centrifugal systems for the separation of water from oil and for the confirmation of innovative technologies for removing soluble organic compounds.
Also in the field of multiphase pumping Eni is applying innovative technologies as an alternative to traditional production systems in marginal fields, fields located in frontier areas or difficult contexts such as deep waters. The multiphase technology becomes extremely useful, in terms of economic benefits, in offshore applications where the possibility to transport production from the wells over long distances allows to transfer processing activities on existing facilities and infrastructure, thus significantly reducing technical costs for the development of fields. Infield applications of multiphase pumping have been recently installed offshore and onshore in the United Kingdom and Tunisia with other partners in order to obtain a higher recovery of hydrocarbons.

Integrated projects and corporate development projects

MANAGEMENT OF HYDROGEN SULPHIDE AND SULPHUR

The R&D project for the optimal management of reserves with high content of hydrogen sulphide and sulphur started in 2003 is continuing. The project aimed at developing innovative technologies and/or advanced processes able to manage the disposal and possible exploitation of high amounts of sour gas and sulphur that are co-produced with

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hydrocarbons, while respecting safety and the environment. In particular innovative processes for the separation of hydrogen sulphide and its conversion into plain sulphur and the storage and/or use of this sulphur are in the development phase. In parallel innovative processes are being studied for the reinjection of hydrogen sulphide into the field and its monitoring.

ENI SLURRY TECHNOLOGY

At Eni’s Taranto refinery the testing is ongoing of a Demonstration Plant with a 1,200 barrels/day capacity based on Eni Slurry Technology (EST) which, when demonstrated in 2005, will provide Eni with an important competitive lever. This is a strategically relevant technology because it allows a more economic use of heavy crudes and the total transformation of a barrel of oil into high quality fuels, avoiding the fatal production of fuel oil, otherwise destined to be used in electricity generation in Rankine cycles with low yield and high environmental impact. The subtraction of fuel oil from thermoelectric use will indirectly favor the penetration of combined cycle gas fired plants with high efficiency and very low environmental impact.

TRANSMISSION: TAP PROJECT

The TAP Project (High Pressure Transmission) aims at developing reliable technologies for making the transmission via pipeline of relevant amounts of natural gas from production areas to consuming markets economically viable, thus favoring the sale of gas produced by Eni’s upstream activities. This project was started in May 2003 and is aimed at developing the most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to: (i) distances over 3,000 kilometers; (ii) natural gas volumes to be transported of about 20-30 billion cubic meters/year; (iii) pressure equal to or higher than 15 Mpa and (iv) use of high and very high grade steel (e.g. X100). In 2004 the construction phase started of an experimental pilot pipeline with 48-inch diameter in the utmost resistant steel, which will significantly contribute to reduce the time necessary for the development of the technology. Within this project also the construction of a 10-kilometer long portion of pipe in X80 steel started.

CONVERSION OF NATURAL GAS INTO LIQUIDS

Aim of the project is to exploit the relevant natural gas reserves that are not extracted because too far from end markets, through their conversion into high quality, synthetic oil products totally sulphur and aromatic free. At Eni’s Sannazzaro pilot plant, research on production of wax by means of Fischer-Tropsch technology was completed and validation activities are underway.

INNOVATIVE FUELS: CLEAN DIESEL FUEL PROGRAM

In 2004 Eni started to sell the new BluSuper gasoline, which guarantees better engine performance and efficiency and reduces polluting emissions, thanks to its high antidetonating power resulting from a higher octane number (98 as compared to 95 of ordinary gasolines) and its lack of sulfur. BluSuper complements BluDiesel, sold since 2002, and is part of Eni’s strategy to improve the quality of its fuels, anticipating their compliance with EU regulations (mandatory from 2009) and targeting its offer to customers’ requirements, leveraging on Eni’s integrated refining-logistics-distribution system.
Eni also continued R&D activities of various process lines aimed at improving the quality of its gasoil pool, among these a process for oxidating desulphurization in order to manufacture sulphur-free gasoil at competitive prices.

GHG PROGRAM: GEOLOGICAL SEQUESTRATION OF CARBON DIOXIDE

R&D in the field of environmental protection led to the start-up of an integrated research program Green House Gases (GHG), aimed at verifying the feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers. As for the former, the potentially employable fields have been identified and characterized. The definition of a pilot project

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will be completed in 2005. As part of the program, Eni decided to participate in the second phase of the CO2 Capture project aimed at finding practical solutions for the capture and sequestration of CO2.

HYDROGEN PROJECT

Eni’s interest in this field is aimed at the creation of a portfolio of technologies that may be employed in the production of hydrogen as energy vector from various primary energy sources. In 2004 Eni started the construction of a pilot plant for the development of a new type of multi-fuel reformer based on catalytic oxidation with low contact time of liquid and gaseous hydrocarbons. The aim is to produce hydrogen at competitive costs also in medium to small sized plants with high flexibility related to refinery feedstocks available.

STYRENE FROM ETHANE

In cooperation with Dow Chemical Co Eni is developing an innovative technology for the production of styrene monomer from ethane and benzene, that, compared to conventional techniques based on ethylene, will allow to reduce production costs, as confirmed by the demonstration plant, and to free the manufacturer from the need to locate the plant near a petrochemical complex producing ethylene, obtaining also greater flexibility.

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financial data

Results of operations	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net sales from operations	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382
Other income and revenues	668	665	616	727	952	905	921	1,080	913	1,298
Total revenues	30,049	30,455	31,975	29,068	31,960	48,843	50,193	49,002	52,400	59,680
Purchases, services and other	(18,176)	(18,679)	(19,811)	(18,033)	(20,000)	(31,442)	(32,110)	(31,893)	(34,566)	(39,092)
Payroll and related costs	(3,142)	(3,081)	(3,051)	(2,917)	(2,782)	(2,786)	(2,927)	(3,103)	(3,166)	(3,264)
Total operating costs	(21,318)	(21,760)	(22,862)	(20,950)	(22,782)	(34,228)	(35,037)	(34,996)	(37,732)	(42,356)
Depreciation, amortization and writedowns	(3,415)	(3,735)	(3,768)	(4,308)	(3,698)	(3,843)	(4,843)	(5,504)	(5,151)	(4,861)
Operating income	5,316	4,960	5,345	3,810	5,480	10,772	10,313	8,502	9,517	12,463
Net financial (expense) income	(698)	(445)	(229)	(41)	10	64	(295)	(167)	(154)	(95)
Net (expense) income from investments	(114)	99	59	396	89	33	(7)	43	(17)	229
Income before extraordinary income and income taxes	4,504	4,614	5,175	4,165	5,579	10,869	10,011	8,378	9,346	12,597
Net extraordinary (expense) income	(248)	(76)	(198)	(245)	(528)	(512)	1,737	(29)	49	(56)
Income before income taxes	4,256	4,538	4,977	3,920	5,051	10,357	11,748	8,349	9,395	12,541
Income taxes	(1,904)	(2,167)	(2,254)	(1,450)	(2,054)	(4,335)	(3,529)	(3,127)	(3,241)	(4,653)
Income before minority interests	2,352	2,371	2,723	2,470	2,997	6,022	8,219	5,222	6,154	7,888
Minority interests	(117)	(72)	(80)	(142)	(140)	(251)	(468)	(629)	(569)	(614)
Net income	2,235	2,299	2,643	2,328	2,857	5,771	7,751	4,593	5,585	7,274

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Balance sheet	(million euro)
(at December 31)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net fixed assets	20,953	20,440	20,641	20,871	23,074	26,797	33,851	33,693	36,360	37,616
Intangible assets	1,095	1,011	1,689	1,776	2,175	2,391	2,850	3,175	3,610	3,190
Investments	1,501	1,328	1,482	1,382	1,446	4,223	2,740	2,797	3,160	3,282
Accounts receivable financing and securities related to operations	1,583	1,565	1,352	1,453	1,670	1,659	1,630	1,408	983	772
Net accounts payable in relation to investments	(1,033)	(955)	(738)	(746)	(717)	(825)	(657)	(870)	(1,018)	(972)
Non current assets	24,099	23,389	24,426	24,736	27,648	34,245	40,414	40,203	43,095	43,888
Inventories	2,719	2,631	2,629	2,442	2,626	3,120	3,014	3,200	3,293	3,320
Trade accounts receivable	6,574	6,760	6,448	6,076	7,486	9,186	9,346	9,090	9,772	10,785
Trade accounts payable	(3,455)	(3,485)	(3,508)	(3,517)	(4,200)	(4,903)	(5,081)	(5,579)	(5,950)	(6,353)
Tax liabilities	(4,557)	(4,249)	(3,704)	(3,083)	(4,219)	(5,629)	(4,173)	(2,978)	(2,532)	(3,102)
Reserve for contingencies	(2,634)	(2,656)	(3,106)	(3,246)	(3,735)	(5,702)	(5,377)	(5,522)	(5,708)	(6,102)
Other operating assets (liabilities)	1,947	1,901	1,614	1,408	821	(602)	1,636	1,585	446	848
Net working capital	594	902	373	80	(1,221)	(1,973)	(635)	(204)	(679)	(604)
Reserve for employee termination indemnities	(1,125)	(763)	(505)	(356)	(411)	(457)	(486)	(507)	(555)	(590)
Net capital employed	23,568	23,528	24,294	24,460	26,016	31,815	39,293	39,492	41,861	42,694
Shareholders’ equity (1)	11,893	13,084	15,324	16,156	18,398	22,401	27,483	26,257	26,696	30,338
Minority interest	886	885	920	1,234	1,351	1,672	1,706	2,094	1,622	2,128
	12,779	13,969	16,244	17,390	19,749	24,073	29,189	28,351	28,318	32,466
Net borrowings	10,789	9,559	8,050	7,070	6,267	7,742	10,104	11,141	13,543	10,228
Total liabilities and shareholders’ equity	23,568	23,528	24,294	24,460	26,016	31,815	39,293	39,492	41,861	42,694

(1)	Net of own shares in portfolio.

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Cash flow statement and change in net borrowings	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Net income before minority interest	2,352	2,371	2,723	2,470	2,997	6,022	8,220	5,222	6,154	7,888
as adjusted:
- amortization and depreciation and other non monetary items	3,610	3,514	4,056	4,468	3,869	4,307	4,841	5,682	5,493	5,245
- net gains on disposals of assets	(25)	(139)	(185)	(443)	(60)	(82)	(170)	(152)	(35)	(374)
- dividends, interest, extraordinary income (expense) and income taxes	2,948	2,727	2,706	1,743	2,618	4,990	2,164	3,305	3,268	4,935
Cash generated from operating income before changes in working capital	8,885	8,473	9,300	8,238	9,424	15,237	15,055	14,057	14,880	17,694
Changes in working capital related to operations	(457)	(490)	(268)	785	(660)	(1,592)	(206)	(510)	(465)	(564)
Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(1,833)	(2,954)	(2,517)	(2,159)	(516)	(3,062)	(6,765)	(2,969)	(3,588)	(4,768)
Net cash provided by operating activities	6,595	5,029	6,515	6,864	8,248	10,583	8,084	10,578	10,827	12,362
Capital expenditure	(3,680)	(3,792)	(4,169)	(5,152)	(5,483)	(5,431)	(6,606)	(8,048)	(8,802)	(7,503)
Acquisitions	(231)	(352)	(153)	(407)	(114)	(3,483)	(3,082)	(1,315)	(985)	(316)
Disposals	850	689	363	371	295	277	2,114	935	650	1,549
Other investments and divestments	(144)	(6)	(9)	(118)	(446)	(69)	(40)	(319)	1,110	82
Free cash flow	3,390	1,569	2,547	1,558	2,500	1,877	470	1,831	2,800	6,174
Borrowings (repayment) of debt related to financing activities	308	(727)	66	2,019	(433)	111	994	(1,171)	1,400	131
Changes in short and long term financial debt	(3,133)	45	(1,121)	(3,715)	(294)	121	(490)	3,736	1,629	(3,619)
Dividends paid and changes in minority interests and reserves	(561)	(833)	(999)	(645)	(1,311)	(2,118)	(950)	(3,846)	(5,933)	(3,165)
Change in consolidation area and exchange differences	(7)	(14)	67	(24)	(29)	41	38	(64)	(107)	(17)
NET CASH FLOW FOR THE PERIOD	(4)	41	560	(807)	433	32	62	486	(211)	(496)
Free cash flow	3,390	1,569	2,547	1,558	2,500	1,877	470	1,831	2,800	6,174
Net borrowings of acquired companies	(64)	(10)	1	(6)		(901)	(1,582)	(51)	(692)
Net borrowings of divested companies	641	392	174	30	3	20	185	39	1	279
Exchange differences on net borrowings and other changes	(133)	112	(213)	43	(389)	(353)	(312)	990	1,422	27
Dividends paid and changes in minority interests and reserves	(561)	(833)	(999)	(645)	(1,311)	(2,118)	(950)	(3,846)	(5,933)	(3,165)
CHANGE IN NET BORROWINGS	3,273	1,230	1,510	980	803	(1,475)	(2,189)	(1,037)	(2,402)	3,315

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Net sales from operations	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Exploration & Production	5,664	6,578	6,897	5,206	6,840	12,308	13,960	12,877	12,746	15,349
Gas & Power	8,400	9,352	9,985	9,625	9,900	14,427	16,098	15,297	16,067	17,258
Refining & Marketing	10,594	11,326	11,834	10,374	14,415	25,462	22,083	21,546	22,148	26,094
Petrochemicals	6,830	5,063	4,985	4,048	4,096	6,018	5,108	4,516	4,487	5,417
Oilfield Services Construction and Engineering	2,231	2,551	2,890	3,348	2,988	2,146	3,114	4,546	6,306	6,494
Other activities	297	290	417	552	555	608	695	1,449	1,178	1,279
Corporate and financial companies								586	700	851
Activities to be divested	1,249	905	464	253	83
Consolidation adjustment	(5,884)	(6,275)	(6,113)	(5,065)	(7,869)	(13,031)	(11,786)	(12,895)	(12,145)	(14,360)
	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382

Net sales to customers	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Exploration & Production	2,303	2,803	3,254	2,300	1,228	2,924	5,530	4,082	4,278	5,118
Gas & Power	7,834	8,776	9,563	9,272	9,532	13,714	15,430	14,674	15,617	16,808
Refining & Marketing	9,638	10,386	10,861	9,626	13,542	23,913	20,881	20,509	21,527	25,335
Petrochemicals	6,501	4,722	4,640	3,787	3,777	5,448	4,290	3,770	4,049	4,918
Oilfield Services Construction and Engineering	1,862	2,148	2,450	2,938	2,689	1,762	2,605	4,067	5,409	5,606
Other activities	88	84	129	166	157	177	89	701	445	479
Corporate and financial companies							100	119	162	118
Activities to be divested	1,155	871	462	252	83
	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382

Net sales by geographic area of destination	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	19,255	19,288	19,914	18,059	18,813	27,184	27,591	23,797	25,491	27,096
Other European Union countries	4,654	4,051	4,182	3,339	4,191	6,944	8,226	8,974	10,785	13,469
Rest of Europe	1,393	1,662	1,785	1,737	1,551	2,711	3,136	4,188	3,303	3,743
Africa	828	1,004	1,167	1,160	1,496	2,083	2,180	2,478	5,854	4,105
Americas	2,014	2,265	2,334	2,432	3,148	6,034	6,169	5,317	2,778	5,790
Asia	1,165	1,402	1,958	1,596	1,795	2,959	1,949	3,154	3,245	3,631
Other areas	72	118	19	18	14	23	21	14	31	548
Total outside Italy	10,126	10,502	11,445	10,282	12,195	20,754	21,681	24,125	25,996	31,286
	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487	58,382

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Purchases, services and other	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Production costs - raw, ancillary and consumable materials and goods	12,423	12,647	13,415	11,038	13,189	23,691	23,993	22,658	24,087	27,466
Production costs - services	4,942	5,061	5,330	6,173	6,035	6,513	7,507	8,614	10,431	10,675
Lease, rental and royalty expenses	955	969	1,155	1,048	941	1,203	1,242	1,454	1,407	1,600
Other expenses	888	1,038	1,239	1,232	1,022	1,518	1,302	1,575	1,423	1,536
less:
capitalized direct costs associated with self-constructed assets	(523)	(562)	(716)	(805)	(563)	(616)	(745)	(842)	(1,277)	(1,010)
services billed to joint venture partners	(509)	(474)	(612)	(653)	(624)	(867)	(1,189)	(1,566)	(1,505)	(1,175)
	18,176	18,679	19,811	18,033	20,000	31,442	32,110	31,893	34,566	39,092

Payroll and related costs	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Wages and salaries	2,278	2,244	2,226	2,234	2,134	2,175	2,271	2,441	2,412	2,481
Social security contributions	705	726	725	651	621	627	602	650	693	672
Employee termination indemnities	189	159	128	126	121	117	114	121	126	124
Employee retirement and similar obligations	3	6	17	11	16	11	12	15	31	58
Other costs	152	153	147	85	73	57	83	119	91	99
less:
revenues related to personnel costs	(36)	(47)	(39)	(36)	(33)	(40)	(51)	(53)	(26)	(19)
capitalized direct costs associated with self-constructed assets	(149)	(160)	(153)	(154)	(150)	(161)	(180)	(190)	(161)	(151)
	3,142	3,081	3,051	2,917	2,782	2,786	2,851	3,103	3,166	3,264

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Depreciation, amortization and writedowns	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Exploration & Production	1,428	1,542	1,810	1,897	1,654	2,364	3,163	3,552	3,133	3,021
Gas & Power	840	930	994	1,033	1,045	474	500	417	533	572
Refining & Marketing	461	434	420	459	476	502	508	490	493	465
Petrochemicals	339	281	259	251	284	273	323	125	125	107
Oilfield Services Construction and Engineering	74	81	87	107	109	144	203	267	271	251
Other activities	19	24	30	30	24	31	46	48	51	44
Corporate and financial companies								63	104	106
Activities to be divested	39	17	10	1
Total depreciation and amortization	3,200	3,309	3,610	3,778	3,592	3,788	4,743	4,962	4,710	4,566
Writedowns	215	426	158	530	106	55	100	542	441	295
	3,415	3,735	3,768	4,308	3,698	3,843	4,843	5,504	5,151	4,861

Operating income by segment	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Exploration & Production	2,094	2,612	2,590	594	2,834	6,603	5,984	5,175	5,746	8,017
Gas & Power	1,703	2,024	2,012	2,513	2,580	3,178	3,672	3,244	3,627	3,463
Refining & Marketing	456	214	578	730	478	986	985	321	583	965
Petrochemicals	1,042	101	187		(362)	4	(415)	(126)	(176)	271
Oilfield Services Construction and Engineering	144	159	169	198	149	144	255	298	311	260
Other activities								(214)	(293)	(244)
Corporate and financial companies	(118)	(98)	(138)	(168)	(199)	(143)	(168)	(196)	(281)	(269)
Activities to be divested	(5)	(52)	(53)	(57)
	5,316	4,960	5,345	3,810	5,480	10,772	10,313	8,502	9,517	12,463

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Net financial (expense) income	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Interest and other financial income	852	623	579	485	339	501	539	512	436	451
Securities gains	237	302	246	176	197	116	95	44	34	31
Interest and other financial expense	(1,878)	(1,386)	(1,125)	(790)	(556)	(791)	(978)	(738)	(710)	(667)
Provision to the risk reserve										(62)
Exchange gain (loss), net	32	(35)	33	49	(27)	165	(10)	(30)		(2)
less:
interest capitalized	59	51	38	39	57	73	49	43	86	154
	(698)	(445)	(229)	(41)	10	64	(295)	(167)	(154)	(95)
of which income on receivables related to operations and tax credits	263	227	197	195	254	201	170	122	116	108

Income (expense on) from investments	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Gains on sales	16	69	135	401	17	19	76	55	39	36
Dividends	14	23	42	67	63	44	40	32	22	72
Income from equity investments	147	66	91	68	108	147	158	184	189	200
Writedown of investments	(291)	(59)	(213)	(143)	(101)	(178)	(282)	(245)	(278)	(82)
Other	1	4	4	3	2	1	1	17	11	3
	(114)	99	59	396	89	33	(7)	43	(17)	229

Net extraordinary income (expense)	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Gains on sales	248	245	67	57	77	86	3,473	257	290	661
of which gain on the public offering of Snam Rete Gas							2,453			519
Other extraordinary income	59	100	76	351	26	146	177	112	273	44
Extraordinary income	307	345	143	408	103	232	3,650	369	563	705
Restructuring costs:
changes and provisions to risk reserve	(289)	(88)	(207)	(277)	(330)	(182)	(885)	(157)	(248)	(601)
cost of redundancy incentives	(76)	(205)	(77)	(129)	(110)	(202)	(257)	(114)	(116)	(54)
writedowns of fixed assets and losses from investments	(46)	(65)	(38)	(183)	(169)	(34)	(651)	(55)	(66)	(20)
	(411)	(358)	(322)	(589)	(609)	(418)	(1,793)	(326)	(430)	(675)
Other extraordinary expense	(144)	(63)	(19)	(64)	(22)	(326)	(120)	(72)	(84)	(86)
Extraordinary expense	(555)	(421)	(341)	(653)	(631)	(744)	(1,913)	(398)	(514)	(761)
Net extraordinary income (expense)	(248)	(76)	(198)	(245)	(528)	(512)	1,737	(29)	49	(56)

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Fixed assets	(million euro)
(at period end)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Fixed assets, gross:
Exploration & Production	13,804	14,837	17,633	18,878	23,329	28,220	38,667	38,534	38,811	39,479
Gas & Power	13,536	14,691	14,513	14,997	15,579	16,881	15,867	16,467	18,926	20,038
Refining & Marketing	7,986	7,526	7,852	8,316	8,620	8,854	9,083	8,172	8,652	9,002
Petrochemicals	4,642	4,030	4,163	4,356	4,611	4,618	5,862	4,169	4,266	4,252
Oilfield Services Construction and Engineering	1,115	1,354	1,614	1,898	2,336	2,564	2,805	3,447	3,531	3,644
Other activities	163	167	227	239	202	224	241	2,472	2,403	2,359
Corporate and financial companies								132	149	194
Activities to be divested	731	581	424	340
	41,977	43,186	46,426	49,024	54,677	61,361	72,525	73,393	76,738	78,968
Fixed assets, net:
Exploration & Production	6,450	6,675	7,651	7,790	10,155	13,113	20,728	19,862	20,338	20,580
Gas & Power	7,074	7,473	6,624	6,419	6,142	7,068	6,598	7,191	9,500	10,445
Refining & Marketing	4,108	3,398	3,409	3,566	3,472	3,393	3,332	3,097	3,170	3,302
Petrochemicals	2,595	2,163	2,076	2,071	1,958	1,759	1,626	1,285	1,181	1,154
Oilfield Services Construction and Engineering	485	546	718	919	1,257	1,370	1,467	1,758	1,741	1,732
Other activities	74	76	97	104	90	94	100	418	338	295
Corporate and financial companies								82	92	108
Activities to be divested	167	109	66	2
	20,953	20,440	20,641	20,871	23,074	26,797	33,851	33,693	36,360	37,616

Capital expenditure by segment	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Exploration & Production	1,584	1,663	2,322	2,882	3,268	3,539	4,276	5,615	5,681	4,912
Gas & Power	1,232	1,207	882	921	906	794	1,065	1,315	1,760	1,446
Refining & Marketing	520	584	495	586	524	533	496	550	730	669
Petrochemicals	133	158	180	331	289	265	390	145	141	99
Oilfield Services Construction and Engineering	151	143	237	354	425	245	304	233	278	209
Other activities	36	27	34	61	55	55	75	119	70	48
Corporate and financial companies								71	142	120
Activities to be divested	24	10	19	17	16
	3,680	3,792	4,169	5,152	5,483	5,431	6,606	8,048	8,802	7,503

Capital expenditure by geographic area of origin	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Italy	2,336	2,365	2,246	2,535	2,238	2,206	2,436	2,396	2,708	2,613
Other European Union countries	458	300	478	439	320	439	595	567	1,067	370
Rest of Europe	184	242	306	465	390	283	249	284	302	387
Africa	583	671	904	1,103	1,159	1,186	1,405	2,497	3,026	2,626
Americas	76	86	144	261	1,095	753	923	721	369	756
Asia	39	127	90	345	280	562	923	1,333	795	1,073
Other areas	4	1	1	4	1	2	75	250	535	78
Total outside Italy	1,344	1,427	1,923	2,617	3,245	3,225	4,170	5,652	6,094	4,890
	3,680	3,792	4,169	5,152	5,483	5,431	6,606	8,048	8,802	7,503

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Net borrowings	(million euro)
(at period end)	Debt and bonds	Cash	Securities not related to operations	Accounts receivable financing not related to operations	Other, net	Total

1995
Short-term	7,360	(984)	(1,544)	(586)	(5)	4,241
Long-term	6,977		(429)			6,548
	14,337	(984)	(1,973)	(586)	(5)	10,789
1996
Short-term	8,339	(1,026)	(2,063)	(897)	42	4,395
Long-term	5,506		(351)		9	5,164
	13,845	(1,026)	(2,414)	(897)	51	9,559
1997
Short-term	7,924	(1,586)	(2,204)	(1,180)	(5)	2,949
Long-term	5,347		(156)	(91)	1	5,101
	13,271	(1,586)	(2,360)	(1,271)	(4)	8,050
1998
Short-term	4,948	(779)	(1,119)	(389)	(6)	2,655
Long-term	4,517		(85)		(17)	4,415
	9,465	(779)	(1,204)	(389)	(23)	7,070
1999
Short-term	4,764	(1,212)	(1,645)	(343)	26	1,590
Long-term	4,787		(85)		(25)	4,677
	9,551	(1,212)	(1,730)	(343)	1	6,267
2000
Short-term	5,928	(1,244)	(1,432)	(550)	(50)	2,652
Long-term	5,116		(24)		(2)	5,090
	11,044	(1,244)	(1,456)	(550)	(52)	7,742
2001
Short-term	6,464	(1,305)	(940)	(74)	(29)	4,116
Long-term	6,084		(312)			5,772
	12,819	(1,360)	(1,252)	(74)	(29)	10,104
2002
Short-term	8,870	(1,791)	(730)	(1,465)	(3)	4,881
Long-term	6,550		(290)			6,260
	15,420	(1,791)	(1,020)	(1,465)	(3)	11,141
2003
Short-term	7,918	(1,580)	(792)	(32)	(65)	5,449
Long-term	8,336		(2)	(240)		8,094
	16,254	(1,580)	(794)	(272)	(65)	13,543
2004
Short-term	5,051	(1,084)	(800)	(175)	(196)	2,796
Long-term	7,674		(2)	(240)		7,432
	12,725	(1,084)	(802)	(415)	(196)	10,228

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employees

Number of employees at year end	(units)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Exploration & Production	Italy	5,856	5,750	5,912	5,444	5,294	5,014	4,495	4,617	4,555	4,539
	Outside Italy	2,884	2,691	2,666	2,726	2,479	2,727	3,038	3,098	3,163	3,166
		8,740	8,441	8,578	8,170	7,773	7,741	7,533	7,715	7,718	7,705

Gas & Power	Italy	17,355	16,341	14,474	13,977	13,669	13,175	11,704	10,852	10,302	10,216
	Outside Italy	217	3,784	3,432	3,132	2,806	2,925	2,582	2,465	2,680	2,627
		17,572	20,125	17,906	17,109	16,475	16,100	14,286	13,317	12,982	12,843

Refining & Marketing	Italy	13,838	12,662	11,543	11,176	10,341	9,760	8,638	7,332	6,882	6,879
	Outside Italy	7,173	7,003	6,897	7,230	6,720	6,370	6,534	6,425	6,395	2,345
		21,011	19,665	18,440	18,406	17,061	16,130	15,172	13,757	13,277	9,224

Petrochemicals	Italy	18,465	14,969	14,354	12,957	12,596	11,573	10,910	5,744	5,585	5,237
	Outside Italy	2,366	1,778	1,653	1,370	1,312	1,284	1,569	1,514	1,465	1,328
		20,831	16,747	16,007	14,327	13,908	12,857	12,479	7,258	7,050	6,565

Oilfield Services Construction and Engineering
Oilfield Services and Construction	Italy	3,276	3,194	2,925	2,832	2,648	2,326	2,279	2,255	2,423	2,493
	Outside Italy	5,361	6,907	8,086	9,682	7,359	7,560	12,881	22,770	18,910	19,139
		8,637	10,101	11,011	12,514	10,007	9,886	15,160	25,025	21,333	21,632
Engineering	Italy	3,422	3,402	3,376	3,328	3,102	3,001	3,055	3,433	3,544	3,637
	Outside Italy	506	405	411	393	378	330	417	633	1,580	1,471
		3,928	3,807	3,787	3,721	3,480	3,331	3,472	4,066	5,124	5,108

Other activities	Italy	1,499	1,510	2,834	3,527	3,247	3,841	4,255	6,347	5,692	4,959
	Outside Italy	96	92	94	69	72	83	48	13	13	24
		1,595	1,602	2,928	3,596	3,319	3,924	4,303	6,360	5,705	4,983

Corporate and financial companies	Italy								3,107	3,252	3,351
	Outside Italy								50	80	86
									3,157	3,332	3,437

Activities to be divested	Italy	4,105	2,936	1,521	1,063
	Outside Italy	3
		4,108	2,936	1,521	1,063

Total employees at year end	Italy	67,816	60,764	56,939	54,304	50,897	48,690	45,336	43,687	42,235	41,311
	Outside Italy	18,606	22,660	23,239	24,602	21,126	21,279	27,069	36,968	34,286	30,186
		86,422	83,424	80,178	78,906	72,023	69,969	72,405	80,655	76,521	71,497
of which senior managers (1)		2,165	2,012	1,992	1,914	1,788	1,683	1,438	1,537	1,733	1,760

(1)	Includes managers hired and working outside Italy (254 in 2004).

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supplemental oil and gas information1

Oil and natural gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves exclude royalties and interests owned by others.
Proved developed reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
The estimates of Eni’s reserve quantities have been prepared in accordance with applicable U.S. Securities and Exchange Commission regulation. The estimates of proved reserves, developed and undeveloped are based on data prepared by Eni.
Eni operates under PSAs in several of the foreign jurisdictions where it has oil and gas exploration and production activities. In countries where Eni operates under PSAs, proved reserves are shown in accordance with Eni’s economic interest (pursuant to PSA contract terms) in the oil and gas reserve quantities estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production, and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represent 43%, 46% and 51% of total proved reserves as of year-end 2002, 2003 and 2004, respectively, on an oil-equivalent basis.
Proved reserves include the volume of natural gas used for own consumption and volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (i) the residual natural gas volumes of the reservoirs; (ii) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when it is sold to third parties.
Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition, changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. Reserves estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas.

(1)	The following information is not audited and is presented in accordance with the Statement of Financial Accounting Standard No. 69 “Disclosures about Oil and Gas Producing Activities”.

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Proved hydrocarbon reserves (1)	(million boe)
Italy (2)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 1995	1,736	980	870	584	148	4,318
Purchase of minerals in place	12	185	3	57		257
Revisions of previous estimates		(12)	26	33	(2)	45
Improved recovery			6	12		18
Extensions and discoveries	35	352	8	1	1	397
Production	(146)	(85)	(66)	(41)	(19)	(357)
Sales of minerals in place				(3)		(3)
Reserves at December 31, 1996	1,637	1,420	847	643	128	4,675
Purchase of minerals in place	37	1			254	292
Revisions of previous estimates	31	77	46	24	25	203
Improved recovery		1	2	14		17
Extensions and discoveries	83	117	24	44	5	273
Production	(142)	(85)	(67)	(59)	(20)	(373)
Sales of minerals in place		(1)		(11)	(2)	(14)
Reserves at December 31, 1997	1,646	1,530	852	655	390	5,073
Purchase of minerals in place
Revisions of previous estimates	13	126	65	41	(24)	221
Improved recovery			17			17
Extensions and discoveries	68	118	49	27	73	335
Production	(153)	(88)	(73)	(57)	(20)	(391)
Sales of minerals in place
Reserves at December 31, 1998	1,574	1,686	910	666	419	5,255
Purchase of minerals in place	6	17		5	93	121
Revisions of previous estimates	24	208	48	28	(1)	307
Improved recovery			3			3
Extensions and discoveries	11	37	180	1	14	243
Production	(138)	(99)	(74)	(54)	(30)	(395)
Sales of minerals in place
Reserves at December 31, 1999	1,477	1,849	1,067	646	495	5,534
Purchase of minerals in place		3	12	80	159	254
Revisions of previous estimates	15	86	56	32	231	419
Improved recovery		3	9			12
Extensions and discoveries	16	100	32	3	69	220
Production	(119)	(111)	(83)	(62)	(56)	(430)
Sales of minerals in place		(1)				(1)
Reserves at December 31, 2000	1,389	1,929	1,093	700	897	6,008
Purchase of minerals in place	3	118		206	437	764
Revisions of previous estimates	22	171	93	63	166	515
Improved recovery		11	16	6		33
Extensions and discoveries	21	8	24	9	58	120
Production	(120)	(115)	(86)	(104)	(81)	(506)
Sales of minerals in place			(4)	(1)		(5)
Reserves at December 31, 2001	1,315	2,122	1,136	879	1,477	6,929
Purchase of minerals in place				27	12	39
Revisions of previous estimates	5	14	113	24	181	337
Improved recovery		14	1			15
Extensions and discoveries	29	12	124	31	142	338
Production	(111)	(129)	(87)	(112)	(93)	(532)
Sales of minerals in place	(39)			(24)	(33)	(96)
Reserves at December 31, 2002	1,199	2,033	1,287	825	1,686	7,030

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continues Proved hydrocarbon reserves (1)	(million boe)
Italy (2)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2002	1,199	2,033	1,287	825	1,686	7,030
Purchase of minerals in place	2			159	1	162
Revisions of previous estimates	(116)	29	89	77	208	287
Improved recovery		15	16			31
Extensions and discoveries	22	74	27		232	355
Production	(111)	(127)	(95)	(126)	(111)	(570)
Sales of minerals in place				(23)		(23)
Reserves at December 31, 2003	996	2,024	1,324	912	2,016	7,272
Revisions of previous estimates		127	69	29	2	227
Improved recovery		11	50	4		65
Extensions and discoveries	8	94	34	10	183	329
Production	(101)	(137)	(116)	(112)	(128)	(594)
Sales of minerals in place	(13)	(2)	(4)	(36)	(26)	(81)
Reserves at December 31, 2004	890	2,117	1,357	807	2,047	7,218

Proved developed hydrocarbon reserves (1)
Reserves at December 31, 1995	1,174	800	495	373	64	2,906
Reserves at December 31, 1996	1,069	761	458	468	72	2,828
Reserves at December 31, 1997	1,018	734	454	423	73	2,702
Reserves at December 31, 1998	914	778	476	460	102	2,730
Reserves at December 31, 1999	921	796	586	416	202	2,921
Reserves at December 31, 2000	860	824	590	443	301	2,995
Reserves at December 31, 2001	825	875	640	773	654	3,767
Reserves at December 31, 2002	774	797	703	724	705	3,703
Reserves at December 31, 2003	702	806	710	822	1,190	4,230
Reserves at December 31, 2004	671	961	749	707	1,212	4,300

(1)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to boe. The new rate adopted is 0.00615 barrels of oil per one cubic meter of natural gas. In the past Eni used a rate of 0.0063 for natural gas produced in Italy and 0.0061 for natural gas produced outside Italy. The change introduced does not affect the amount of proved reserves recorded in boe at December 31, 2003 and has a negligible impact on production expressed in boe in 2004. Due to this change of the conversion rate of natural gas, revisions of previous estimates as of December 31, 2004 include a downward revision of 18 million boe for Italy and an upward revision of 7, 2, 3 and 2 million boe for North Africa, West Africa, North Sea and rest of world, respectively.
(2)	Data at December 31, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003 and 2004 include 136.2, 143.7, 144.2, 139.4, 134.8, 139.8, 129.9, 139, 133.2 and 128.4 million boe of natural gas in storage in Italy, respectively.

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Proved oil reserves (1)	(million barrels)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 1995	318	869	749	375	91	2,402
Purchase of minerals in place	6	84	3	45		138
Revisions of previous estimates	8	1	19	21		49
Improved recovery			6	7		13
Extensions and discoveries	19	79	8	1	1	108
Production	(35)	(80)	(65)	(30)	(13)	(223)
Sales of minerals in place				(3)		(3)
Reserves at December 31, 1996	316	953	720	416	79	2,484
Purchase of minerals in place					254	254
Revisions of previous estimates	20	76	47	23	21	187
Improved recovery		1	2	12		15
Extensions and discoveries	61	34	24	26	5	150
Production	(37)	(78)	(65)	(43)	(14)	(237)
Sales of minerals in place		(1)		(6)	(2)	(9)
Reserves at December 31, 1997	360	985	728	428	343	2,844
Purchase of minerals in place
Revisions of previous estimates	(20)	86	78	38	(25)	157
Improved recovery			17			17
Extensions and discoveries	25	31	39	9		104
Production	(36)	(78)	(72)	(42)	(13)	(241)
Sales of minerals in place
Reserves at December 31, 1998	329	1,024	790	433	305	2,881
Purchase of minerals in place	6	13		1	79	99
Revisions of previous estimates	20	107	52	22	44	245
Improved recovery			3			3
Extensions and discoveries	5	8	126	2	11	152
Production	(32)	(81)	(71)	(41)	(18)	(243)
Sales of minerals in place
Reserves at December 31, 1999	328	1,071	900	417	421	3,137
Purchase of minerals in place		3	12	46	133	194
Revisions of previous estimates	(13)	42	59	36	166	290
Improved recovery		2	9			11
Extensions and discoveries	9	6	32	1	17	65
Production	(28)	(84)	(78)	(45)	(39)	(274)
Sales of minerals in place		(1)				(1)
Reserves at December 31, 2000	296	1,039	934	455	698	3,422
Purchase of minerals in place		118		120	248	486
Revisions of previous estimates	29	79	91	37	20	256
Improved recovery		11	16	6		33
Extensions and discoveries	9	8	21	8	24	70
Production	(25)	(84)	(81)	(74)	(50)	(314)
Sales of minerals in place			(5)			(5)
Reserves at December 31, 2001	309	1,171	976	552	940	3,948
Purchase of minerals in place				13	12	25
Revisions of previous estimates	2	(31)	112	4	(33)	54
Improved recovery		14	1			15
Extensions and discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of minerals in place	(37)			(12)	(33)	(82)
Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783

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continues Proved oil reserves (1)	(million barrels)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783
Purchase of minerals in place				86		86
Revisions of previous estimates	21	51	59	52	153	336
Improved recovery		15	16			31
Extensions and discoveries	6	32	28		214	280
Production	(30)	(90)	(87)	(86)	(64)	(357)
Sales of minerals in place				(21)		(21)
Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138
Revisions of previous estimates	(1)	(22)	44	12	(18)	15
Improved recovery		11	48	4		63
Extensions and discoveries	4	20	34	4	144	206
Production	(30)	(94)	(104)	(74)	(75)	(377)
Sales of minerals in place		(2)	(4)	(25)	(6)	(37)
Reserves at December 31, 2004	225	993	1,056	450	1,284	4,008

Proved developed oil reserves
Reserves at December 31, 1995	253	755	470	249	43	1,770
Reserves at December 31, 1996	222	712	433	306	43	1,716
Reserves at December 31, 1997	226	680	429	287	50	1,672
Reserves at December 31, 1998	180	689	452	315	70	1,706
Reserves at December 31, 1999	172	681	473	276	148	1,750
Reserves at December 31, 2000	144	650	487	303	189	1,773
Reserves at December 31, 2001	171	685	539	476	443	2,314
Reserves at December 31, 2002	168	610	554	426	483	2,241
Reserves at December 31, 2003	173	640	560	464	610	2,447
Reserves at December 31, 2004	174	655	588	386	668	2,471

(1)	Including condensates and natural gas liquids.

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Proved natural gas reserves	(million cubic meters)
Italy (1)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 1995	225,027	18,157	19,786	34,328	9,344	306,642
Purchase of minerals in place	765	16,516		2,039		19,320
Revisions of previous estimates	(1,204)	(2,050)	1,228	2,002	(334)	(358)
Improved recovery				822		822
Extensions and discoveries	2,585	44,740		18	122	47,465
Production	(17,567)	(806)	(183)	(1,939)	(1,033)	(21,528)
Sales of minerals in place
Reserves at December 31, 1996	209,606	76,557	20,831	37,270	8,099	352,363
Purchase of minerals in place	5,900	117				6,017
Revisions of previous estimates	1,796	265	(189)	89	619	2,580
Improved recovery				399		399
Extensions and discoveries	3,590	13,525		2,931	5	20,051
Production	(16,822)	(1,158)	(222)	(2,713)	(951)	(21,866)
Sales of minerals in place				(836)		(836)
Reserves at December 31, 1997	204,070	89,306	20,420	37,140	7,772	358,708
Purchase of minerals in place	5					5
Revisions of previous estimates	5,293	6,534	(2,150)	589	71	10,337
Improved recovery
Extensions and discoveries	6,845	14,264	1,640	2,954	12,036	37,739
Production	(18,641)	(1,535)	(205)	(2,493)	(1,225)	(24,099)
Sales of minerals in place
Reserves at December 31, 1998	197,572	108,569	19,705	38,190	18,654	382,690
Purchase of minerals in place	53	538		617	2,288	3,496
Revisions of previous estimates	632	16,545	(790)	1,057	(7,393)	10,051
Improved recovery
Extensions and discoveries	927	4,850	8,734	61	349	14,921
Production	(16,834)	(2,974)	(344)	(2,231)	(1,826)	(24,209)
Sales of minerals in place	(11)					(11)
Reserves at December 31, 1999	182,339	127,528	27,305	37,694	12,072	386,938
Purchase of minerals in place				5,531	4,249	9,780
Revisions of previous estimates	4,435	7,242	(551)	(654)	10,722	21,194
Improved recovery		50				50
Extensions and discoveries	1,133	15,457		218	8,489	25,297
Production	(14,450)	(4,383)	(641)	(2,646)	(2,828)	(24,948)
Sales of minerals in place	(6)					(6)
Reserves at December 31, 2000	173,451	145,894	26,113	40,143	32,704	418,305
Purchase of minerals in place	485			14,181	30,939	45,605
Revisions of previous estimates	(1,041)	15,254	355	4,190	23,580	42,338
Improved recovery				14		14
Extensions and discoveries	1,869	18	497	121	5,730	8,235
Production (2)	(15,048)	(5,179)	(755)	(4,968)	(5,011)	(30,961)
Sales of minerals in place				(114)		(114)
Reserves at December 31, 2001	159,716	155,987	26,210	53,567	87,942	483,422
Purchase of minerals in place				2,454		2,454
Revisions of previous estimates	604	7,281	216	3,266	35,061	46,428
Extensions and discoveries	2,946	269	18,008	2,095	6,316	29,634
Production (2)	(12,905)	(6,006)	(1,020)	(5,697)	(6,458)	(32,086)
Sales of minerals in place	(432)			(1,918)		(2,350)
Reserves at December 31, 2002	149,929	157,531	43,414	53,767	122,861	527,502

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continues Proved natural gas reserves	(million cubic meters)
Italy (1)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2002	149,929	157,531	43,414	53,767	122,861	527,502
Purchase of minerals in place	295			12,041	212	12,548
Revisions of previous estimates	(21,753)	(3,469)	4,873	3,923	9,197	(7,229)
Extensions and discoveries	2,387	6,847		10	2,826	12,070
Production (2)	(12,892)	(6,087)	(1,390)	(6,490)	(7,795)	(34,654)
Sales of minerals in place				(310)
Reserves at December 31, 2003	117,966	154,822	46,897	62,941	127,301	509,927
Revisions of previous estimates	2,992	23,016	3,653	2,151	2,388	34,200
Improved recovery			289			289
Extensions and discoveries	824	11,876		1,079	6,292	20,071
Production (2)	(11,586)	(6,983)	(1,874)	(6,241)	(8,581)	(35,265)
Sales of minerals in place	(2,072)	(16)		(1,841)	(3,273)	(7,202)
Reserves at December 31, 2004	108,124	182,715	48,965	58,089	124,127	522,020

Proved developed natural gas reserves
Reserves at December 31, 1995	146,211	7,406	4,179	20,270	3,431	181,497
Reserves at December 31, 1996	134,405	8,044	4,144	26,629	4,789	178,011
Reserves at December 31, 1997	125,776	8,848	4,083	22,359	3,737	164,803
Reserves at December 31, 1998	116,524	14,627	3,870	23,740	5,202	163,963
Reserves at December 31, 1999	118,954	18,928	18,497	22,965	8,791	188,135
Reserves at December 31, 2000	113,601	28,570	16,861	22,926	18,389	200,347
Reserves at December 31, 2001	103,789	31,217	16,543	48,737	34,568	234,854
Reserves at December 31, 2002	96,206	30,690	24,429	48,899	36,335	236,559
Reserves at December 31, 2003	83,996	27,226	24,520	58,754	95,008	289,504
Reserves at December 31, 2004	80,719	49,833	26,154	52,249	88,409	297,364

(1)	Including 21,630, 22,816, 22,884, 22,133, 21,399, 22,183, 20,618, 22,065, 21.144 and 20,875 million cubic meters of natural gas held in storage at December 31, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003 and 2004 respectively.
(2)	Starting from 2001 include volumes consumed in operations (968, 1,333, 1,506 and 2,260 million cubic meters in 2001, 2002, 2003 and 2004, respectively).

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Results of operations from oil and gas producing activities (1)	(million euro)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 1995
Revenues:
sales and transfers to affiliates	2,411	744	116			3,271
sales to unaffiliated entities	27	267	864	523	185	1,866
	2,438	1,011	980	523	185	5,137
Production costs	(180)	(396)	(365)	(159)	(22)	(1,122)
Exploration expenses	(142)	(64)	(30)	(52)	(43)	(331)
Depreciation, amortization and writedowns	(456)	(202)	(229)	(206)	(79)	(1,172)
Other income (expense)	(65)		100	31	(10)	56
Pretax income from producing activities	1,595	349	456	137	31	2,568
Estimated income taxes	(855)	(169)	(203)	(111)	(8)	(1,346)
Results of operations from E&P activities	740	180	253	26	23	1,222

Year ended December 31, 1996
Revenues:
sales and transfers to affiliates	2,613	819	152		27	3,611
sales to unaffiliated entities	45	436	920	624	244	2,269
	2,658	1,255	1,072	624	271	5,880
Production costs	(222)	(382)	(324)	(153)	(59)	(1,140)
Exploration expenses	(175)	(81)	(35)	(47)	(50)	(388)
Depreciation, amortization and writedowns	(621)	(198)	(203)	(218)	(82)	(1,322)
Other income (expense)	(107)	(17)	(52)	6	(20)	(190)
Pretax income from producing activities	1,533	577	458	212	60	2,840
Estimated income taxes	(803)	(228)	(269)	(107)	(23)	(1,430)
Results of operations from E&P activities	730	349	189	105	37	1,410

Year ended December 31, 1997
Revenues:
sales and transfers to affiliates	2,701	781	56		7	3,545
sales to unaffiliated entities	57	464	994	874	258	2,647
	2,758	1,245	1,050	874	265	6,192
Production costs	(306)	(393)	(316)	(231)	(58)	(1,304)
Exploration expenses	(151)	(133)	(63)	(33)	(97)	(477)
Depreciation, amortization and writedowns	(452)	(273)	(214)	(422)	(88)	(1,449)
Other income (expense)	(133)	(19)	(70)	6	24	(192)
Pretax income from producing activities	1,716	427	387	194	46	2,770
Estimated income taxes	(915)	(225)	(263)	(99)	(12)	(1,514)
Results of operations from E&P activities	801	202	124	95	34	1,256

(1)	Results of operations from oil and gas producing activities including services for the modulation of gas supply due to seasonal swings in demand, represent only those revenues and expenses directly associated with Eni’s oil and gas production. These amounts do not include any allocation of interest expense or corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Such income taxes have been calculated by applying the tax rate of the country where Eni operates to the pretax income from exploration and production activities. Revenues and income taxes include taxes due in PSA’s where Eni’s tax liability is paid by the State Company on behalf of Eni.

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continues Results of operations from oil and gas producing activities	(million euro)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 1998
Revenues:
sales and transfers to affiliates	2,216	573	20		3	2,812
sales to unaffiliated entities	57	256	711	674	185	1,883
	2,273	830	732	674	186	4,695
Production costs	(329)	(364)	(254)	(211)	(50)	(1,208)
Exploration expenses	(154)	(95)	(105)	(35)	(86)	(475)
Depreciation, amortization and writedowns	(787)	(254)	(512)	(517)	(92)	(2,162)
Other income (expense)	(98)	(21)	(102)	(10)	(51)	(282)
Pretax income from producing activities	905	95	(241)	(99)	(91)	568
Estimated income taxes	(382)	(58)	(74)	(7)	(1)	(522)
Results of operations from E&P activities	523	37	(316)	(106)	(92)	46

Year ended December 31, 1999
Revenues:
sales and transfers to affiliates	1,919	958	1,075	650	138	4,740
sales to unaffiliated entities	499	506	81	205	222	1,513
	2,418	1,464	1,156	855	360	6,253
Production costs	(352)	(370)	(353)	(199)	(52)	(1,326)
Exploration expenses	(120)	(69)	(61)	(39)	(83)	(372)
Depreciation, amortization and writedowns	(462)	(316)	(253)	(336)	(81)	(1,448)
Other income (expense)	(183)	(99)	(91)	3	(77)	(447)
Pretax income from producing activities	1,301	610	398	284	67	2,660
Estimated income taxes	(542)	(254)	(219)	(110)	(19)	(1,144)
Results of operations from E&P activities	759	356	179	174	48	1,516

Year ended December 31, 2000
Revenues:
sales and transfers to affiliates	3,336	1,748	2,114	1,205	531	8,934
sales to unaffiliated entities	136	1,134	190	373	660	2,493
	3,472	2,882	2,304	1,578	1,191	11,427
Production costs	(399)	(459)	(517)	(238)	(125)	(1,738)
Exploration expenses	(192)	(84)	(60)	(45)	(180)	(561)
Depreciation, amortization and writedowns	(407)	(393)	(327)	(358)	(375)	(1,860)
Other income (expense)	(30)	(196)	(132)	(55)	(117)	(530)
Pretax income from producing activities	2,444	1,750	1,268	882	394	6,738
Estimated income taxes	(986)	(877)	(678)	(479)	(78)	(3,098)
Results of operations from E&P activities	1,458	873	590	403	316	3,640

Year ended December 31, 2001
Revenues:
sales and transfers to affiliates	3,160	1,440	1,807	1,265	322	7,994
sales to unaffiliated entities	140	1,181	169	1,250	1,271	4,011
	3,300	2,621	1,976	2,515	1,593	12,005
Operating expenses	(327)	(337)	(221)	(495)	(270)	(1,650)
Production taxes	(152)	(124)	(256)	(27)	(36)	(595)
Exploration expenses	(77)	(104)	(70)	(51)	(326)	(628)
Depreciation, amortization and writedowns	(474)	(417)	(315)	(704)	(612)	(2,522)
Other income (expense)	(87)	(129)	(129)	(79)	(214)	(638)
Pretax income from producing activities	2,183	1,510	985	1,159	135	5,972
Estimated income taxes	(877)	(605)	(628)	(672)	(136)	(2,918)
Results of operations from E&P activities	1,306	905	357	487	(1)	3,054

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continues Results of operations from oil and gas producing activities	(million euro)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 2002
Revenues:
sales and transfers to affiliates	2,871	1,673	1,856	1,748	281	8,429
sales to unaffiliated entities	253	1,226	186	695	1,414	3,774
	3,124	2,899	2,042	2,443	1,695	12,203
Operating expenses	(218)	(352)	(317)	(490)	(237)	(1,614)
Production taxes	(138)	(110)	(210)	(20)	(47)	(525)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)
Depreciation, amortization and writedowns	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income (expense)	(258)	(186)	(122)	(47)	(183)	(796)
Pretax income from producing activities	1,902	1,648	887	906	176	5,519
Estimated income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)
Results of operations from E&P activities	1,151	796	309	461	93	2,810

Year ended December 31, 2003
Revenues:
sales and transfers to affiliates	2,609	1,469	1,946	1,913	345	8,282
sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
	2,762	2,657	2,110	2,735	1,940	12,204
Operating expenses	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
Depreciation, amortization and writedowns	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income (expense)	(170)	(264)	(121)	14	(289)	(830)
Accretion of discount (SFAS 143) (2)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925

Year ended December 31, 2004
Revenues:
sales and transfers to affiliates	2,633	1,868	2,762	2,083	508	9,854
sales to unaffiliated entities	148	1,364	306	709	2,086	4,613
	2,781	3,232	3,068	2,792	2,594	14,467
Operating expenses	(223)	(292)	(322)	(405)	(289)	(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)
Depreciation, amortization and writedowns	(489)	(437)	(482)	(687)	(849)	(2,944)
Other income (expense)	(98)	(368)	(216)	97	(208)	(793)
Accretion of discount (SFAS 143) (2)	(37)	(5)	(17)	(15)	(6)	(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932
Estimated income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108

(2)	Represents the financial effect of the passage of time relating to Eni’s future asset retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

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Capitalized costs (1)	(million euro)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 1995
Proved mineral interests	4,625	3,148	3,002	2,123	543	13,441
Unproved mineral interests		25	237	4	40	306
Support equipment and facilities	353	81	114	48	13	609
Incomplete wells and other	643	189	66	403	39	1,340
Gross capitalized costs	5,621	3,443	3,419	2,578	635	15,696
Accumulated depreciation, depletion and amortization	(2,642)	(1,673)	(1,789)	(1,046)	(281)	(7,431)
Net capitalized costs	2,979	1,770	1,629	1,531	354	8,265

At December 31, 1996
Proved mineral interests	5,006	3,388	3,066	2,760	604	14,824
Unproved mineral interests		5	167		42	214
Support equipment and facilities	387	12	113	73	14	599
Incomplete wells and other	747	169	118	343	41	1,418
Gross capitalized costs	6,140	3,574	3,464	3,176	701	17,055
Accumulated depreciation, depletion and amortization	(3,181)	(1,743)	(1,877)	(1,219)	(354)	(8,374)
Net capitalized costs	2,959	1,831	1,587	1,957	347	8,681

At December 31, 1997
Proved mineral interests	5,393	4,166	3,734	3,270	763	17,326
Unproved mineral interests		7	188		58	253
Support equipment and facilities	427	15	139	105	17	703
Incomplete wells and other	991	236	321	494	36	2,078
Gross capitalized costs	6,811	4,424	4,382	3,869	874	20,360
Accumulated depreciation, depletion and amortization	(3,584)	(2,267)	(2,357)	(1,725)	(475)	(10,408)
Net capitalized costs	3,227	2,157	2,025	2,144	399	9,952

At December 31, 1998
Proved mineral interests	5,794	4,258	3,963	3,446	794	18,255
Unproved mineral interests		14	177		127	318
Support equipment and facilities	451	23	142	95	14	725
Incomplete wells and other	1,172	342	234	651	194	2,593
Gross capitalized costs	7,417	4,637	4,516	4,192	1,129	21,891
Accumulated depreciation, depletion and amortization	(4,272)	(2,395)	(2,689)	(2,078)	(500)	(11,934)
Net capitalized costs	3,145	2,242	1,827	2,114	629	9,957

At December 31, 1999
Proved mineral interests	6,255	5,480	5,117	4,299	1,529	22,680
Unproved mineral interests	2	130	230		381	743
Support equipment and facilities	487	29	179	149	18	862
Incomplete wells and other	1,077	337	181	649	414	2,658
Gross capitalized costs	7,821	5,976	5,707	5,097	2,342	26,943
Accumulated depreciation, depletion and amortization	(4,609)	(3,095)	(3,393)	(2,610)	(663)	(14,370)
Net capitalized costs	3,212	2,881	2,314	2,487	1,679	12,573

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continues Capitalized costs (1)	(million euro)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 2000
Proved mineral interests	6,509	6,339	5,885	5,395	3,009	27,137
Unproved mineral interests		175	281	101	646	1,203
Support equipment and facilities	241	30	170	49	28	518
Incomplete wells and other	1,195	413	316	547	688	3,159
Gross capitalized costs	7,945	6,957	6,652	6,092	4,371	32,017
Accumulated depreciation, depletion and amortization	(4,669)	(3,718)	(3,935)	(2,893)	(1,081)	(16,296)
Net capitalized costs	3,276	3,239	2,717	3,199	3,290	15,721

At December 31, 2001
Proved mineral interests	7,645	7,624	6,723	7,986	5,382	35,360
Unproved mineral interests		672	238	811	1,913	3,634
Support equipment and facilities	295	56	191	52	47	641
Incomplete wells and other	845	508	501	225	1,718	3,797
Gross capitalized costs	8,785	8,860	7,653	9,074	9,060	43,432
Accumulated depreciation, depletion and amortization	(5,109)	(4,333)	(4,378)	(3,612)	(1,894)	(19,326)
Net capitalized costs	3,676	4,527	3,275	5,462	7,166	24,106

At December 31, 2002
Proved mineral interests	8,030	6,782	6,377	8,112	5,638	34,939
Unproved mineral interests		527	130	684	1,593	2,934
Support equipment and facilities	251	43	174	49	51	568
Incomplete wells and other	773	889	795	147	1,958	4,562
Gross capitalized costs	9,054	8,241	7,476	8,992	9,240	43,003
Accumulated depreciation, depletion and amortization	(5,427)	(4,090)	(4,048)	(4,192)	(2,262)	(20,019)
Net capitalized costs	3,627	4,151	3,428	4,800	6,978	22,984

At December 31, 2003
Proved mineral interests	8,766	6,103	6,141	8,291	6,389	35,690
Unproved mineral interests		329	83	696	1,272	2,380
Support equipment and facilities	262	594	208	32	51	1,147
Incomplete wells and other	826	1,254	1,098	223	1,413	4,814
Gross capitalized costs	9,854	8,280	7,530	9,242	9,125	44,031
Accumulated depreciation, depletion and amortization	(6,186)	(3,799)	(3,785)	(4,252)	(2,657)	(20,679)
Net capitalized costs (2)	3,668	4,481	3,745	4,990	6,468	23,352

At December 31, 2004
Proved mineral interests	9,056	7,192	6,288	7,198	7,698	37,432
Unproved mineral interests		272	70	561	1,103	2,006
Support equipment and facilities	252	1,056	209	33	75	1,625
Incomplete wells and other	662	468	1,038	397	882	3,447
Gross capitalized costs	9,970	8,988	7,605	8,189	9,758	44,510
Accumulated depreciation, depletion and amortization	(6,416)	(3,887)	(3,907)	(3,733)	(3,252)	(21,195)
Net capitalized costs	3,554	5,101	3,698	4,456	6,506	23,315

(1)	Capitalized costs represent the total expenditure for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.
(2)	Include euro 385 million related to the effect of the application of SFAS 143 “Accounting for asset retirement obligations”; in particular, the item Proved mineral interest was increased by euro 1,119 and the item Accumulated depreciation, depletion and amortization was increased by euro 734 million.

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Costs incurred (1)	(million euro)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 1995
Proved property acquisitions	0.5				0.5	1
Unproved property acquisitions			4			4
Exploration	235	136	39	53	26	489
Development	430	238	118	280	60	1,126
	666	374	161	333	86	1,620
Year ended December 31, 1996
Proved property acquisitions	55	5	22	198		280
Unproved property acquisitions		7			5	12
Exploration	289	198	53	48	60	648
Development	351	163	132	254	67	967
	695	373	207	500	132	1,907
Year ended December 31, 1997
Proved property acquisitions	48	5	4		2	59
Unproved property acquisitions		5	16		15	36
Exploration	278	236	112	51	99	776
Development	558	212	288	394	66	1,518
	884	458	420	445	182	2,389
Year ended December 31, 1998
Proved property acquisitions		27	9		67	103
Unproved property acquisitions		12			82	94
Exploration	303	171	150	51	112	786
Development	488	353	367	583	197	1,988
	791	563	526	634	458	2,971
Year ended December 31, 1999
Proved property acquisitions	54	102	9		380	545
Unproved property acquisitions	2	102	34		234	372
Exploration	194	92	87	44	121	538
Development	433	356	357	400	318	1,864
	683	652	487	444	1,053	3,319
Year ended December 31, 2000
Proved property acquisitions		8	32	443	880	1,363
Unproved property acquisitions		30	11	67	149	257
Exploration	155	151	174	86	326	892
Development	567	415	372	346	617	2,317
	722	604	589	942	1,972	4,829
Year ended December 31, 2001 (2)
Proved property acquisitions	14	503		1,411	1,254	3,182
Unproved property acquisitions		438		495	704	1,637
Exploration	89	139	97	166	598	1,089
Development	600	498	698	328	1,337	3,461
	703	1,578	795	2,400	3,893	9,369

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continues Costs incurred (1)	(million euro)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 2002
Proved property acquisitions				104	24	128
Unproved property acquisitions				22	167	189
Exploration	69	116	203	84	430	902
Development	440	724	986	316	1,622	4,088
	509	840	1,189	526	2,243	5,307
Year ended December 31, 2003 (3)
Proved property acquisitions				308	8	316
Unproved property acquisitions				125	6	131
Exploration	67	80	138	125	243	653
Development (4)	449	1,106	1,268	286	1,454	4,563
Total costs incurred	516	1,186	1,406	844	1,711	5,663
Year ended December 31, 2004
Proved property acquisitions
Unproved property acquisitions
Exploration	64	104	71	66	194	499
Development (4)	431	965	881	391	1,407	4,075
Total costs incurred	495	1,069	952	457	1,601	4,574

(1)	Costs incurred represent amounts both capitalized and expensed as incurred in connection with oil and gas producing activities.
(2)	Includes costs for the acquisition of Lasmo Plc of euro 5,084 million, net of the related gross-up for deferred taxes (SFAS 109 “Accounting for Income taxes”) of euro 974 million. The amount has been allocated to the following items: (i) Proved property acquisitions euro 3,115 million, (ii) Unproved property acquisitions euro 1,637 million, (iii) Exploration euro 332 million.
(3)	Includes costs for the acquisition of Fortum AS of euro 434 million, net of the related gross-up for deferred taxes (SFAS 109 “Accounting for Income taxes”) of euro 514 million. The amount has been allocated to the North Sea area as follows: (i) Proved property acquisitions euro 308 million, (ii) Unproved property acquisitions euro 109 million, (iii) Exploration euro 17 million.
(4)	Includes euro 84 million and euro 233 million of costs capitalized during 2003 and 2004 for assets retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

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Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows include annual revenue payments from Eni’s Gas & Power segment and other transport and distribution gas companies which represent payments for modulation services to support demand delivery capability. Such capability is provided through utilization of gas withdrawn from producing fields and injected into depleted gas fields as storage.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

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(million euro)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 1995
Future cash inflows	26,338	12,578	10,600	7,863	1,758	59,137
Future production costs	(2,516)	(5,726)	(3,599)	(2,341)	(437)	(14,619)
Future development and abandonment costs	(2,068)	(1,389)	(968)	(1,184)	(289)	(5,898)
Future net inflows before income taxes	21,754	5,463	6,033	4,338	1,032	38,620
Future income taxes	(10,925)	(1,825)	(3,770)	(1,765)	(119)	(18,404)
Future net cash flows	10,829	3,638	2,263	2,573	913	20,216
10% discount	(4,144)	(1,280)	(881)	(914)	(325)	(7,544)
Standardized measure of discounted future net cash flows	6,685	2,358	1,382	1,659	588	12,672

At December 31, 1996
Future cash inflows	29,780	20,463	12,222	10,094	1,846	74,405
Future production costs	(3,062)	(6,650)	(3,537)	(2,737)	(347)	(16,333)
Future development and abandonment costs	(2,205)	(3,260)	(1,095)	(1,037)	(237)	(7,834)
Future net inflows before income taxes	24,513	10,553	7,590	6,320	1,262	50,238
Future income taxes	(12,451)	(3,411)	(4,827)	(2,811)	(182)	(23,682)
Future net cash flows	12,062	7,142	2,763	3,509	1,080	26,556
10% discount	(4,649)	(3,830)	(1,058)	(1,225)	(359)	(11,121)
Standardized measure of discounted future net cash flows	7,413	3,312	1,705	2,284	721	15,435

At December 31, 1997
Future cash inflows	27,586	20,370	10,989	9,407	4,895	73,247
Future production costs	(3,585)	(6,994)	(3,440)	(2,674)	(1,257)	(17,950)
Future development and abandonment costs	(2,489)	(3,742)	(1,318)	(1,237)	(1,183)	(9,969)
Future net inflows before income taxes	21,512	9,634	6,231	5,496	2,455	45,328
Future income taxes	(7,998)	(2,615)	(3,526)	(2,290)	(625)	(17,054)
Future net cash flows	13,514	7,019	2,705	3,206	1,830	28,274
10% discount	(5,024)	(3,979)	(1,009)	(1,028)	(1,116)	(12,156)
Standardized measure of discounted future net cash flows	8,490	3,040	1,696	2,178	714	16,118

At December 31, 1998
Future cash inflows	18,312	13,676	7,111	6,792	2,600	48,491
Future production costs	(3,134)	(6,196)	(2,978)	(2,700)	(836)	(15,844)
Future development and abandonment costs	(2,544)	(3,704)	(1,207)	(895)	(972)	(9,322)
Future net inflows before income taxes	12,634	3,776	2,926	3,197	792	23,325
Future income taxes	(4,489)	(749)	(1,198)	(1,062)	(192)	(7,690)
Future net cash flows	8,145	3,027	1,728	2,135	600	15,635
10% discount	(2,858)	(2,027)	(650)	(608)	(433)	(6,576)
Standardized measure of discounted future net cash flows	5,287	1,000	1,078	1,527	167	9,059

At December 31, 1999
Future cash inflows	29,900	34,457	21,177	12,831	9,181	107,546
Future production costs	(3,972)	(7,782)	(5,212)	(3,528)	(1,375)	(21,869)
Future development and abandonment costs	(2,264)	(4,584)	(2,711)	(893)	(1,731)	(12,183)
Future net inflows before income taxes	23,664	22,091	13,254	8,410	6,075	73,494
Future income taxes	(9,168)	(10,662)	(8,012)	(4,006)	(1,594)	(33,442)
Future net cash flows	14,496	11,429	5,242	4,404	4,481	40,052
10% discount	(5,618)	(5,886)	(2,238)	(1,269)	(2,288)	(17,299)
Standardized measure of discounted future net cash flows	8,878	5,543	3,004	3,135	2,193	22,753

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(million euro)
Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 2000
Future cash inflows	50,505	39,551	22,057	16,761	17,778	146,652
Future production costs	(6,310)	(9,770)	(5,875)	(3,349)	(2,999)	(28,303)
Future development and abandonment costs	(2,310)	(4,981)	(2,708)	(860)	(2,504)	(13,363)
Future net inflows before income taxes	41,885	24,800	13,474	12,552	12,275	104,986
Future income taxes	(15,627)	(11,524)	(7,938)	(6,365)	(2,835)	(44,289)
Future net cash flows	26,258	13,276	5,536	6,187	9,440	60,697
10% discount	(12,203)	(7,146)	(2,370)	(1,867)	(4,410)	(27,996)
Standardized measure of discounted future net cash flows	14,055	6,130	3,166	4,320	5,030	32,701

At December 31, 2001
Future cash inflows	32,310	37,780	20,154	17,444	20,715	128,403
Future production costs	(5,344)	(10,941)	(5,779)	(4,466)	(5,073)	(31,603)
Future development and abandonment costs	(2,577)	(5,284)	(3,194)	(1,593)	(2,607)	(15,255)
Future net inflows before income taxes	24,389	21,555	11,181	11,385	13,035	81,545
Future income taxes	(8,918)	(9,258)	(6,374)	(5,584)	(3,119)	(33,253)
Future net cash flows	15,471	12,297	4,807	5,801	9,916	48,292
10% discount	(6,925)	(6,612)	(1,992)	(1,611)	(4,381)	(21,521)
Standardized measure of discounted future net cash flows	8,546	5,685	2,815	4,190	5,535	26,771

At December 31, 2002
Future cash inflows	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflows before income taxes	25,687	27,563	19,741	13,374	19,731	106,096
Future income taxes	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480

At December 31, 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflows before income taxes	18,682	24,854	17,222	13,048	21,167	94,973
Future income taxes	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264

At December 31, 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)
Future net inflows before income taxes	22,737	29,063	19,858	13,934	24,888	110,480
Future income taxes	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885
10% discount	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258

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Changes in standardized measure of discounted future net cash flows	(million euro)
1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Beginning of year	11,491	12,673	15,438	16,118	9,059	22,753	32,701	26,771	34,480	31,264
Increase (Decrease):
sales, net of production costs	(4,015)	(4,740)	(4,888)	(3,486)	(4,927)	(9,689)	(9,760)	(10,064)	(10,144)	(12,172)
net changes in sales and transfer prices, net of production costs	1,933	6,507	(5,034)	(10,384)	23,334	11,889	(16,754)	18,936	(1,050)	13,031
extensions, discoveries and improved recovery, net of future production and development costs	831	1,077	1,112	666	1,144	1,623	1,027	1,810	1,855	2,806
changes in estimated future development and abandonment costs	(180)	(588)	(1,005)	(642)	(1,570)	(1,061)	(2,527)	(2,697)	(3,576)	(3,437)
development costs incurred during the period that reduced future development costs	1,033	854	1,375	1,803	1,746	2,125	3,342	4,287	4,864	4,229
revisions of quantity estimates	1,264	324	1,229	688	2,054	2,736	3,397	1,715	2,348	1,658
accretion of discount	2,096	2,256	2,997	2,494	1,362	4,226	5,628	4,279	5,585	5,328
net change in income taxes	(831)	(3,145)	4,773	4,819	(12,702)	(4,102)	5,618	(9,318)	105	(4,805)
purchase of reserves in place	69	535	520		1,032	3,052	4,443	387	1,488
sale of reserves in place	(12)	(18)	(80)		(1)	(7)	(34)	(646)	(222)	(727)
changes in production rates (timing) and other	(1,006)	(297)	(319)	(3,017)	2,222	(844)	(310)	(980)	(4,469)	83
End of year	12,673	15,438	16,118	9,059	22,753	32,701	26,771	34,480	31,264	37,258

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energy conversion table

Oil	(average reference density 32.35 °API, relative density 0.8636)
1 barrel	(bbl)	158.987	l oil (1)	0.159	m3 oil	162.602	m3 gas			5,742	ft3 gas
						5,800,000	btu
1 barrel/d	(bbl/d)	~50	t/year
1 cubic meter	(m3)	1,000	l oil	6.29	bbl	1,033	m3 gas			36,481	ft3 gas
1 tonne oil equivalent	(toe)	1,160.49	l oil	7.299	bbl	1.161	m3 oil	1,187	m3 gas	41,911	ft3 gas

Gas
1 cubic meter	(m3)	0.976	l oil	0.00615	bbl	35,314.67	btu			35.315	ft3 gas
1,000 cubic feet	(ft3)	27.637	l oil	0.1742	bbl	1,000,000	btu	27.317	m3 gas	0.02386	toe
1,000,000 british thermal unit	(btu)	27.4	l oil	0.17	bbl	0.027	m3 oil	28.3	m3 gas	1,000	ft3 gas
1 tonne LNG	(tLNG)	1.2	toe	8.9	bbl	52,000,000	btu			52,000	ft3 gas
										1,400	m3 gas

Electricity
1 megawatthour=1,000 kWh	(MWh)	93.532	l oil	0.5883	bbl	0.0955	m3 oil	96.621	m3 gas	3,412.14	ft3 gas
1 teraJoule	(TJ)	25,981.45	l oil	163.42	bbl	25.9814	m3 oil	26,839.46	m3 gas	947,826.7	ft3 gas
1,000,000 kilocalories	(kcal)	108.8	l oil	0.68	bbl	0.109	m3 oil	112.4	m3 gas	3,968.3	ft3 gas

(1)	l oil: liters of oil.

Conversion of mass
		kilogram (kg)	pound (lb)	metric ton (t)
kg		1	2.2046	0.001
lb		0.4536	1	0.0004536
t		1,000	22,046	1
Conversion of length
	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1
Conversion of volumes
	cubic foot (ft3)	barrel (bbl)	liter (l)	cubic meter (m3)
ft3	1	0.1781	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m3	35.3107	6.2898	103	1

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quarterly information

Main financial data (1)

2000	2001

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Net sales from operations	11,814	10,759	10,730	14,635	47,938	13,882	12,136	10,682	12,572	49,272
Operating income:	3,514	1,818	2,017	3,423	10,772	3,706	2,413	1,644	2,550	10,313
Exploration & Production	2,047	1,081	1,283	2,192	6,603	1,975	1,510	1,144	1,355	5,984
Gas & Power	1,434	504	357	883	3,178	1,466	596	339	1,271	3,672
Refining & Marketing	99	188	381	318	986	294	372	266	53	985
Petrochemicals	(39)	71	8	(36)	4	(25)	(71)	(124)	(195)	(415)
Oilfield Services Construction and Engineering	15	19	37	73	144	42	48	52	113	255
Other activities
Corporate and financial companies	(42)	(45)	(49)	(7)	(143)	(46)	(42)	(33)	(47)	(168)
Net income
Capital expenditure	1,189	1,232	1,047	1,963	5,431	1,182	1,795	1,616	2,013	6,606
Investments (2)		683		3,701	4,384	4,160	233	142	129	4,664
Net borrowings at period end	4,703	5,820	7,060	7,742	7,742	9,188	9,105	10,809	10,104	10,104

2002	2003

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Net sales from operations	12,705	11,199	10,795	13,223	47,922	14,359	11,578	11,916	13,634	51,487
Operating income:	2,700	1,875	1,854	2,073	8,502	3,333	1,779	1,897	2,508	9,517
Exploration & Production	1,287	1,228	1,327	1,333	5,175	1,735	1,175	1,457	1,379	5,746
Gas & Power	1,426	577	375	866	3,244	1,529	539	390	1,169	3,627
Refining & Marketing	62	60	122	77	321	117	208	151	107	583
Petrochemicals	(68)	31	50	(139)	(126)	(17)	(34)	(63)	(62)	(176)
Oilfield Services Construction and Engineering	86	73	73	66	298	60	79	81	91	311
Other activities	(45)	(57)	(72)	(40)	(214)	(33)	(130)	(58)	(72)	(293)
Corporate and financial companies	(48)	(37)	(21)	(90)	(196)	(58)	(58)	(61)	(104)	(281)
Net income	1,382	879	921	1,411	4,593	2,006	1,084	955	1,540	5,585
Capital expenditure	1,541	1,919	2,824	1,764	8,048	1,735	2,235	2,145	2,687	8,802
Investments (2)	196	22	952	196	1,366	3,512	54	537	152	4,255
Net borrowings at period end	6,713	8,486	9,272	11,141	11,141	11,708	12,795	13,044	13,543	13,543

2004

I quarter	II quarter	III quarter	IV quarter

Net sales from operations	14,710	13,520	13,695	16,457	58,382
Operating income:	3,173	2,609	2,987	3,694	12,463
Exploration & Production	1,569	1,790	2,360	2,298	8,017
Gas & Power	1,572	595	415	881	3,463
Refining & Marketing	103	205	247	410	965
Petrochemicals	2	50	68	151	271
Oilfield Services Construction and Engineering	62	67	48	83	260
Other activities	(84)	(33)	(69)	(58)	(244)
Corporate and financial companies	(51)	(65)	(82)	(71)	(269)
Net income	2,145	1,279	1,670	2,180	7,274
Capital expenditure	1,741	2,022	1,699	2,041	7,503
Investments (2)	25	45	81	165	316
Net borrowings at period end	11,280	12,791	11,187	10,228	10,228

(1)	Quarterly data are unaudited.
(2)	Data for year 2000 refer to investments made in the first and second half respectively.

Key market indicators

2000	2001

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Average price of Brent dated crude oil (1)	26.90	26.69	30.44	29.54	28.39	25.84	27.33	25.30	19.38	24.46
Average EUR/USD exchange rate	0.987	0.934	0.904	0.870	0.924	0.923	0.873	0.891	0.896	0.896
Average price in euro of Brent dated crude oil (2)	27.25	28.58	33.67	33.95	30.73	28.00	31.31	28.40	21.63	27.30
Average European refining margins (3)	2.11	4.78	4.33	4.72	3.99	2.16	2.31	1.52	1.87	1.97
Euribor %	3.6	4.3	4.8	5.0	4.4	4.7	4.6	4.3	3.4	4.3

2002	2003

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Average price of Brent dated crude oil (1)	21.14	25.04	26.95	26.78	24.98	31.51	26.03	28.41	29.42	28.84
Average EUR/USD exchange rate	0.876	0.919	0.984	1.000	0.946	1.073	1.136	1.124	1.189	1.131
Average price in euro of Brent dated crude oil (2)	24.13	27.25	27.39	26.78	26.41	29.36	22.90	25.26	24.74	25.50
Average European refining margins (3)	0.21	0.73	0.75	1.49	0.80	3.81	2.17	2.28	2.34	2.65
Euribor %	3.4	3.4	3.4	3.1	3.3	2.7	2.4	2.1	2.2	2.3

2004

I quarter	II quarter	III quarter	IV quarter

Average price of Brent dated crude oil (1)	31.95	36.36	41.54	44.01	38.22
Average EUR/USD exchange rate	1.250	1.204	1.222	1.296	1.244
Average price in euro of Brent dated crude oil (2)	25.56	29.37	33.99	33.96	30.72
Average European refining margins (3)	2.21	5.26	4.28	4.32	4.02
Euribor %	2.1	2.1	2.1	2.2	2.1

(1)	In USD/barrel. Source: Platt’s Oilgram.
(2)	Eni calculation.
(3)	In US dollars per barrel FOB Mediterranean Brent crude. From 1995 lead-free gasoline. Eni elaborations on Platt’s Oilgram data.

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Main operating data

2000	2001

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Daily production of oil (th bbls/d)	741	761	745	748	748	861	847	838	883	857
Daily production of natural gas (th boe/d)	441	427	427	459	439	526	499	499	525	512
Daily production of hydrocarbons (th boe/d)	1,182	1,188	1,172	1,207	1,187	1,387	1,346	1,337	1,408	1,369
Italy	357	337	324	315	333	311	297	306	319	308
North Africa	289	307	304	324	306	315	312	320	322	317
West Africa	217	217	234	230	224	235	231	230	238	233
North Sea	179	165	155	173	168	278	280	284	308	288
Rest of World	140	162	155	165	156	248	226	197	221	223
Production sold (mn boe)	132.8	89.8	85.4	120.0	428.0	134.4	112.9	103.9	148.5	499.7
Sales of natural gas to third parties (bn cm)	23.11	12.01	10.36	17.15	62.63	21.65	11.82	10.10	20.15	63.72
Own consumption of natural gas (bn cm)	0.50	0.50	0.50	0.50	2.00	0.50	0.50	0.50	0.50	2.00
Sales to third parties and own consumption (bn cm)	23.61	12.51	10.86	17.65	64.63	22.15	12.32	10.60	20.65	65.72
Sales of natural gas of Eni’s affiliates (net to Eni) (bn cm)					0.87					1.38
Total sales and own consumption of natural gas (bn cm)	23.61	12.51	10.86	17.65	65.50	22.15	12.32	10.60	20.65	67.10
Volumes transported on behalf of third parties in Italy (bn cm)	2.36	2.44	2.28	2.37	9.45	2.43	2.44	2.61	3.93	11.41
Electricity sales (TWh)	1.05	1.29	1.13	1.30	4.77	1.32	1.34	1.02	1.31	4.99
Sales of refined products (mn ton):	12.60	13.27	12.84	14.75	53.46	12.61	13.24	13.55	13.84	53.24
Retail sales in Italy	2.72	2.92	3.04	2.89	11.57	2.78	2.98	2.98	2.90	11.64
Wholesale sales in Italy	2.86	1.33	2.73	3.05	11.10	2.69	2.62	2.82	3.11	11.24
Retail sales outside Italy	0.93	5.58	1.01	0.86	3.78	0.93	1.08	1.10	1.07	4.18
- Rest of Europe
- Africa and Brazil
Wholesale sales outside Italy	1.35	1.33	1.49	1.29	5.46	1.29	1.39	1.47	1.40	5.55
Other sales	4.74	5.58	4.57	6.66	21.55	4.92	5.17	5.18	5.36	20.63

2002	2003

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Daily production of oil (th bbls/d)	910	927	908	939	921	925	978	985	1,035	981
Daily production of natural gas (th boe/d)	531	541	543	588	551	573	578	571	602	581
Daily production of hydrocarbons (th boe/d)	1,441	1,468	1,451	1,527	1,472	1,498	1,556	1,556	1,637	1,562
Italy	311	315	320	316	316	310	302	295	293	300
North Africa	330	349	360	376	354	333	343	357	369	351
West Africa	237	238	240	235	237	235	262	265	278	260
North Sea	313	313	271	337	308	367	349	317	348	345
Rest of World	250	253	260	263	257	253	300	322	349	306
Production sold (mn boe)	132.8	123.3	124.7	142.5	523.3	128.6	138.7	141.2	147.7	556.2
Sales of natural gas to third parties (bn cm)	21.88	12.75	11.28	18.21	64.12	23.54	13.79	11.84	20.32	69.49
Own consumption of natural gas (bn cm)	0.51	0.50	0.50	0.51	2.02	0.51	0.39	0.40	0.60	1.90
Sales to third parties and own consumption (bn cm)	22.39	13.25	11.78	18.72	66.14	24.05	14.18	12.24	20.92	71.39
Sales of natural gas of Eni’s affiliates (net to Eni) (bn cm)					2.40	1.16	2.18	1.42	2.18	6.94
Total sales and own consumption of natural gas (bn cm)	22.39	13.25	11.78	18.72	68.54	25.21	16.36	13.66	23.10	78.33
Volumes transported on behalf of third parties in Italy (bn cm)	4.55	4.79	4.94	5.56	19.84	5.90	6.28	5.87	6.58	24.63
Electricity sales (TWh)	1.37	1.24	1.06	1.34	5.01	1.26	1.25	1.16	1.88	5.55
Sales of refined products (mn ton):	12.22	13.42	13.20	13.18	52.24	11.82	12.50	12.32	13.27	50.43
Retail sales in Italy	2.67	2.81	2.87	2.79	11.14	2.57	2.81	2.84	2.77	10.99
Wholesale sales in Italy	2.66	2.54	2.55	2.89	10.64	2.50	2.48	2.45	2.92	10.35
Retail sales outside Italy	0.96	1.05	1.00	1.00	4.01	0.88	1.02	1.18	1.12	4.20
- Rest of Europe	0.58	0.64	0.69	0.66	2.57	0.61	0.72	0.88	0.81	3.02
- Africa and Brazil	0.38	0.41	0.31	0.34	1.44	0.27	0.30	0.30	0.31	1.18
Wholesale sales outside Italy	1.29	1.32	1.59	1.45	5.65	1.44	1.57	1.55	1.45	6.01
Other sales	4.70	5.75	5.25	5.10	20.80	4.56	4.75	4.43	5.14	18.88

continues Main operating data

2004

I quarter	II quarter	III quarter	IV quarter

Daily production of oil (th bbls/d)	1,016	1,026	1,003	1,090	1,034
Daily production of natural gas (th boe/d)	612	595	542	614	590
Daily production of hydrocarbons (th boe/d)	1,628	1,621	1,545	1,704	1,624
Italy	278	263	271	272	271
North Africa	367	374	367	411	380
West Africa	301	302	320	339	316
North Sea	334	335	258	306	308
Rest of World	348	347	329	376	349
Production sold (mn boe)	143.3	140.5	139.8	152.9	576.5
Sales of natural gas to third parties (bn cm)	24.99	15.33	12.76	20.35	73.43
Own consumption of natural gas (bn cm)	0.79	0.87	0.99	1.05	3.70
Sales to third parties and own consumption (bn cm)	25.78	16.20	13.75	21.40	77.13
Sales of natural gas of Eni’s affiliates (net to Eni) (bn cm)	2.06	1.64	1.47	2.15	7.32
Total sales and own consumption of natural gas (bn cm)	27.84	17.84	15.22	23.55	84.45
Volumes transported on behalf of third parties in Italy (bn cm)	6.89	7.20	6.70	7.47	28.26
Electricity sales (TWh)	2.51	3.57	3.56	4.21	13.85
Sales of refined products (mn ton):	12.98	14.60	13.32	12.64	53.54
Retail sales in Italy	2.55	2.78	2.83	2.77	10.93
Wholesale sales in Italy	2.56	2.58	2.65	2.91	10.70
Retail sales outside Italy	1.08	1.15	0.93	0.88	4.04
- Rest of Europe	0.80	0.86	0.93	0.88	3.47
- Africa and Brazil	0.28	0.29			0.57
Wholesale sales outside Italy	1.39	1.65	1.10	1.16	5.30
Other sales	5.40	6.44	5.81	4.92	22.57

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Contents

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